Form 10-K405, Exhibit 13
period 1997-01-04
QUAKER FABRIC CORP /DE/
filed 1997-04-04
CIK 103341

                   REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS ON
         SUPPLEMENTAL SCHEDULE TO THE CONSOLIDATED FINANCIAL STATEMENTS



To Quaker Fabric Corporation:

      We have audited, in accordance with generally accepted auditing standards, the consolidated financial statements included in Quaker Fabric Corporation and subsidiaries' Annual Report to Shareholders incorporated by reference in this Form 10-K and have issued our report thereon dated February 11, 1997. Our audit was made for the purpose of forming an opinion on those financial statements taken as a whole. The schedule listed in the index in Item 14(a) is the responsibility of the Company's management and is presented for purposes of complying with the Securities and Exchange Commission's rules and is not part of the basic financial statements. This schedule has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, fairly states, in all material respects the financial data required to be set forth therein in relation to the basic financial statements taken as a whole.



                                          ARTHUR ANDERSEN LLP


Boston, Massachusetts
February 11, 1997

                             SELECTED FINANCIAL DATA

               (In thousands, except per share and per yard data)

The following table sets forth certain consolidated financial and operating data of the Company for the periods indicated, which data has been derived from the Consolidated Financial Statements of the Company and the Notes thereto, which have been audited by Arthur Andersen LLP, independent public accountants. This selected financial and operating data should be read in conjunction with the Consolidated Financial Statements, the Notes thereto and the other financial information included herein.

                                                                   Fiscal Year Ended
                                          ------------------------------------------------------------------
                                          January 4,  December 30,  December 31,    January 1,     January 2,
                                           1997(1)        1995          1994           1994          1993(1)
                                          ------------------------------------------------------------------
INCOME STATEMENT DATA:
Net sales.............................    $198,856      $173,487      $180,842      $ 147,867       $123,414
Cost of products sold.................     152,787       137,083       133,168        110,753         92,855
                                          --------      --------      --------      ---------       --------
Gross margin..........................      46,069        36,404        47,674         37,114         30,559
Selling, general and administrative
  expenses............................      29,121        26,176        27,560         22,292         18,862
                                          --------      --------      --------      ---------       --------
Operating income......................      16,948        10,228        20,114         14,822         11,697
Interest expense, net.................       4,092         3,898         3,863          4,936          4,148
Other expenses, net...................          77            98            34            299            479
                                          --------      --------      --------      ---------       --------
Income before provision
  for income taxes and
  extraordinary item..................      12,779         6,232        16,217          9,587          7,070
Provision for income taxes............       4,217           712         6,691          4,218          2,925
                                          --------      --------      --------      ---------       --------
Income before
  extraordinary item..................       8,562         5,520         9,526          5,369          4,145
Extraordinary item:  loss on
  extinguishment of debt..............          --            --            --         (2,550)            --
Net income............................       8,562         5,520         9,526          2,819          4,145
Preferred stock dividends.............          --            --            --             70            420
                                          --------      --------      --------      ---------       --------
Net income applicable to
  common stock........................    $  8,562      $  5,520      $  9,526      $   2,749       $  3,725
                                          --------      --------      --------      ---------       --------
Earnings per common share
  before extraordinary item(2)........    $   1.03      $   0.67      $   1.15      $    0.75       $   0.55
Extraordinary item....................          --            --            --          (0.30)            --
                                          --------      --------      --------      ---------       --------
Earnings per common share(2)..........    $   1.03      $   0.67      $   1.15      $    0.45       $   0.55
                                          --------      --------      --------      ---------       --------
Weighted average shares
  outstanding(2)......................       8,332         8,293         8,301          8,536          8,536
                                          --------      --------      --------      ---------       --------
SELECTED OPERATING DATA:
EBITDA(3).............................    $ 24,569      $ 16,821      $ 25,920      $  19,710       $ 15,597
Depreciation and amortization.........       7,437         6,462         5,603          5,019          4,379
Net capital expenditures(4)...........      11,979        13,165        18,727         10,558          5,186
Unit volume (in yards)................      43,552        40,761        41,641         36,289         32,228
Average gross sales price per yard....    $   4.05      $   3.88      $   4.06      $    3.87       $   3.66

BALANCE SHEET DATA:
Working capital.......................    $ 32,620      $ 30,780      $ 30,994      $  25,915       $ 14,477
Total assets..........................     148,832       138,117       130,476        109,908         94,556
Long debt and capital leases..........      42,235        45,118        43,845         35,172         46,747
Stockholders' equity..................      66,572        57,850        52,589         43,574         18,431


(1) The fiscal years ended January 2, 1993 and January 4, 1997 were 53-week periods.
(2) Earnings per share for 1994, 1995 and 1996 is computed using the weighted average number of common shares and common share equivalents outstanding during the year. Earnings per share for 1992 and 1993 gives effect to the 1993 Recapitalization and the use of proceeds from the 1993 Offering as if both events had occurred at the beginning of 1992.
(3)Represents income from continuing operations before extraordinary items plus interest, taxes, depreciation, amortization and other non-cash expenses. Although the Company has measured EBITDA consistently between the periods presented, EBITDA as a measure of liquidity is not governed by GAAP, and, as such, may not be comparable to other similarly titled measures of other companies. The Company believes that EBITDA, while providing useful information, should not be considered in isolation or as an alternative to either (i) operating income determined in accordance with GAAP as an indicator of operating performance or (ii) cash flows from operating activities determined in accordance with GAAP as a measure of liquidity.
(4) Net capital expenditures reflect assets acquired by purchase and capital lease.

                                     QUAKER
                                     FABRIC
                                  CORPORATION
                                      AND
                                  SUBSIDIARIES

                          CONSOLIDATED BALANCE SHEETS

                             (Dollars in thousands)

                                                                                  January 4,   December 30,
                                                                                     1997          1995
                                                                                  -------------------------
ASSETS
Current assets:
      Cash and cash equivalents ............................................          $385      $    200
      Accounts receivable, less allowances of $2,052 and $1,985 at
            January 4, 1997 and December 30, 1995 respectively,
            for doubtful accounts and sales returns and allowances .........        26,261        24,211
      Inventories ..........................................................        27,737        23,156
      Prepaid and refundable income taxes ..................................           694         1,702
      Prepaid expenses and other current assets ............................         2,837         2,371
                                                                                  -------------------------
                  Total current assets .....................................        57,914        51,640
Property, plant and equipment, net of depreciation and amortization ........        84,045        79,156
Other assets:
      Goodwill, net of amortization ........................................         6,397         6,589
      Deferred financing costs .............................................           322           461
      Other assets .........................................................           154           271
                                                                                  -------------------------
                  Total assets .............................................      $148,832      $138,117
                                                                                  =========================

LIABILITIES AND STOCKHOLDERS' EQUITY
Current liabilities:
      Current portion of debt ..............................................      $    951      $    878
      Current portion of capital lease obligations .........................         1,532         1,249
      Accounts payable .....................................................        14,384        14,127
      Accrued expenses and taxes ...........................................         8,427         4,606
                                                                                  -------------------------
                  Total current liabilities ................................        25,294        20,860
Long-term debt, less current portion .......................................        35,731        37,082
Capital lease obligations, less current portion ............................         6,504         8,036
Deferred income taxes ......................................................        11,649        10,523
Other long-term liabilities ................................................         3,082         3,766
Commitments and contingencies
Redeemable preferred stock:
      Series A convertible, $.01 par value per share, liquidation preference
            $1,000 per share, 50,000 shares authorized, none issued ........            --            --
Stockholders' equity:
      Commonstock, $.01 par value per share, 20,000,000 shares authorized;
            8,021,097 shares issued and outstanding at January 4, 1997 and
            December 30, 1995 ..............................................            80            80
      Additional paid-in capital ...........................................        41,948        41,687
      Retained earnings ....................................................        25,959        17,397
      Cumulative translation adjustment ....................................        (1,415)      (1,314)
                                                                                  -------------------------
                  Total stockholders' equity ...............................        66,572        57,850
                                                                                  -------------------------
                  Total liabilities and stockholders' equity ...............      $148,832      $138,117
                                                                                  =========================

The accompanying notes are an integral part of these consolidated financial statements.

                                     QUAKER
                                     FABRIC
                                  CORPORATION
                                      AND
                                  SUBSIDIARIES

                       CONSOLIDATED STATEMENTS OF INCOME

                             (Amounts in thousands,
                           except per share amounts)

                                                                        Years Ended
                                                         ---------------------------------------
                                                         January 4,   December 30,  December 31,
                                                            1997          1995          1994
                                                         ---------------------------------------
Net sales ..........................................      $198,856      $173,487      $180,842
Cost of products sold ..............................       152,787       137,083       133,168
                                                         ---------------------------------------
Gross margin .......................................        46,069        36,404        47,674
Selling, general and administrative expenses                29,121        26,176        27,560
                                                         ---------------------------------------
Operating income ...................................        16,948        10,228        20,114

Other expenses:
  Interest expense, net ............................         4,092         3,898         3,863
  Other, net .......................................            77            98            34
                                                         ---------------------------------------
Income before provision for income taxes                    12,779         6,232        16,217
Provision for income taxes .........................         4,217           712         6,691
                                                         ---------------------------------------
Net income .........................................         8,562         5,520         9,526
                                                         =======================================
Earnings per common share ..........................      $   1.03      $   0.67      $   1.15
                                                         =======================================
Weighted average shares outstanding ................         8,332         8,293         8,301
                                                         =======================================


The accompanying notes are an integral part of these consolidated financial statements.

                                     QUAKER
                                     FABRIC
                                  CORPORATION
                                      AND
                                  SUBSIDIARIES


           CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY

                             (Dollars in thousands,
                             except share amounts)

                                                             Additional                       Cumulative            Total
                                                   Common     Paid-in      Retained           Translation        Stockholders'
                                                    Stock     Capital      Earnings           Adjustment            Equity
                                                   ---------------------------------------------------------------------------
Balance, January 1, 1994 ......................      $80      $41,143      $  2,351            $     --            $ 43,574
      Stock option compensation expense .......       --          237            --                  --                 237
      Net income ..............................       --           --         9,526                  --               9,526
      Foreign currency translation adjustment .       --           --            --                (748)               (748)
                                                   ---------------------------------------------------------------------------
Balance, December 31, 1994 ....................      $80      $41,380       $11,877               $(748)           $ 52,589
      Stock option compensation expense .......       --          229            --                  --                 229
      Net income ..............................       --           --         5,520                  --               5,520
      Issuance of 10,618 shares of common stock
            under stock option plan ...........       --           78            --                  --                  78
      Foreign currency translation adjustment .       --           --            --                (566)               (566)
                                                   ---------------------------------------------------------------------------
Balance, December 30, 1995 ....................      $80      $41,687      $ 17,397             $(1,314)            $57,850
      Stock option compensation expense .......       --          261            --                  --                 261
      Net income ..............................       --           --         8,562                  --               8,562
      Foreign currency translation adjustment .       --           --            --                (101)               (101)
                                                   ---------------------------------------------------------------------------
BALANCE, JANUARY 4, 1997 ......................      $80      $41,948      $ 25,959             $(1,415)            $66,572
                                                   ===========================================================================

The accompanying notes are an integral part of these consolidated financial statements.

                     CONSOLIDATED STATEMENTS OF CASH FLOWS

                             (Dollars in thousands)

                                     QUAKER
                                     FABRIC
                                  CORPORATION
                                      AND
                                  SUBSIDIARIES

                                                                           Years Ended
                                                               -----------------------------------
                                                               January 4, December 30, December 31,
                                                                 1997         1995         1994
                                                               -----------------------------------

Cash flows from operating activities:
 Net income ...............................................    $  8,562     $  5,520     $  9,526
 Adjustments to reconcile net income to
   net cash provided by operating activities-
   Depreciation and amortization ..........................       7,437        6,462        5,603
   Stock option compensation expense ......................         261          229          237
   Deferred income taxes ..................................       1,126         (253)       1,546
   Changes in operating assets and liabilities-
     Accounts receivable ..................................      (2,050)       1,398       (3,394)
     Inventories ..........................................      (4,581)        (871)      (4,970)
     Prepaid expenses and other current assets ............         657       (1,374)         231
     Accounts payable and accrued expenses ................       4,078        1,158        1,321
     Other long-term liabilities ..........................        (684)        (245)         999
                                                               -----------------------------------
       Net cash provided by operating activities ..........      14,806       12,024       11,099
                                                               -----------------------------------
Cash flows from investing activities:
  Purchases of property, plant and equipment ..............     (11,979)     (13,165)     (18,727)
  Sale of equipment .......................................          --          212        2,795
                                                               -----------------------------------
       Net cash used for investing activities .............     (11,979)     (12,953)     (15,932)
                                                               -----------------------------------
Cash flows from financing activities:
    Proceeds from issuance of short-term and long-term debt          --       34,500       33,900
    Repayments of debt ....................................      (1,278)     (31,912)     (27,128)
    Repayments of capital leases ..........................      (1,249)      (1,171)        (962)
    Capitalization of financing costs .....................         (14)        (135)        (345)
    Issuance of common stock under stock option plan ......          --           78           --
                                                               -----------------------------------
      Net cash provided (used) by financing activities ....      (2,541)       1,360        5,465
Effect of exchange rates on cash ..........................        (101)        (566)        (748)
                                                               -----------------------------------
Net increase (decrease) in cash and cash equivalents ......         185         (135)        (116)
Cash and cash equivalents, beginning of period ............         200          335          451
                                                               -----------------------------------
Cash and cash equivalents, end of period ..................    $    385     $    200     $    335
Supplemental disclosure of cash flow information:              ===================================
    Cash paid for-
      Interest ............................................    $  3,916     $  4,043     $  3,787
      Income taxes ........................................    $    829     $  1,881     $  3,367
Supplemental schedule of non-cash investing
  and financing activities:
      Capital lease obligations incurred for
        new equipment .....................................    $     --     $     --     $  2,795

The accompanying notes are an integral part of these consolidated financial statements.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                             (Dollars in thousands
                           except per share amounts)

                                     QUAKER
                                     FABRIC
                                  CORPORATION
                                      AND
                                  SUBSIDIARIES

1 OPERATIONS

Quaker Fabric Corporation and subsidiaries (the "Company" or "Quaker") designs, manufactures and markets woven upholstery fabrics for residential furniture markets and specialty yarns for use in the production of its own fabrics and for sale to manufacturers of home furnishings and other products.

2 SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

(a) Principles of Consolidation

The accompanying consolidated financial statements include the accounts of Quaker Fabric Corporation and its wholly owned subsidiaries. All significant intercompany balances and transactions have been eliminated.

(b) Fiscal Year

The Company's fiscal year ends on the Saturday nearest to January 1 of each year. The consolidated statements of income for the years ended January 4, 1997 contained 53 weeks while December 30, 1995 and December 31, 1994 contained 52 weeks.

(c) Inventories

Inventories are stated at the lower of cost or market and include materials, labor and overhead. Cost is determined by the last-in, first-out (LIFO) method. Inventories consist of the following at January 4, 1997 and December 30, 1995:

                                                   January 4,      December 30,
                                                      1997             1995
                                                   ----------------------------
Raw materials ........................              $11,127          $10,028
Work-in-process ......................                8,421            8,087
Finished goods .......................                8,280            5,591
                                                   ----------------------------
  Inventory at FIFO ..................               27,828           23,706
LIFO reserve .........................                   91              550
                                                   ----------------------------
  Inventory at LIFO ..................              $27,737          $23,156
                                                   ============================

(d) Property, Plant and Equipment

Property, plant and equipment are stated at cost. The Company provides for depreciation on property and equipment on a straight-line basis over their estimated useful lives as follows:

Buildings and improvements ................................          32-39 years
Machinery and equipment ...................................           5-20 years
Furniture and fixtures ....................................             10 years
Motor vehicles ............................................            4-5 years

Leasehold improvements are amortized on a straight-line basis over the shorter of the estimated life of the assets or the remaining lease term.

(e) Goodwill

Goodwill represents the excess of the purchase price over the fair value of identifiable net assets acquired. Goodwill is amortized on a straight-line basis over 40 years. Accumulated amortization is $1,314 and $1,121 at January 4, 1997 and December 30, 1995, respectively. Amortization expense was approximately $193 for both years. The Company's policy is to evaluate annually whether the useful life of goodwill should be revised or whether the remaining balance has been impaired. When evaluating impairment, the Company uses an estimate of future operating income over the remaining goodwill life to measure whether the goodwill is recoverable.

(f) Income Taxes

Deferred tax assets and liabilities are determined based on the difference between the financial statement and tax basis of assets and liabilities using enacted tax rates in effect for the year in which the differences are expected to reverse.

(g) Deferred Financing Costs

Financing costs related to certain loans and capital leases have been capitalized and are being amortized over the life of the related loan or capital lease. Accumulated amortization was $313 and $159 as of January 4, 1997 and December 30, 1995, respectively.

(h) Earnings Per Common Share

Earnings per common share for the years ended January 4, 1997, December 30, 1995 and December 31, 1994 are computed using the weighted average number of common shares and common share equivalents outstanding during the year.

(i) Foreign Currency Translation

The assets and liabilities of the Company's Mexican operations are translated at period-end exchange rates, and statement of income accounts are translated at weighted average exchange rates. In 1996, 1995 and 1994, the resulting translation adjustments are included in the consolidated balance sheet as a separate component of equity, "Cumulative Translation Adjustment," and foreign currency transaction gains and losses are included in the consolidated statements of income. In 1997 Mexico has been designated a "highly inflationary country" and accordingly, in the future the Company will record translation gains and losses in the income statement rather than as a separate component of equity.

(j) Impairment of long-lived assets

The Company periodically assesses the realizability of its long-lived assets in accordance with statement of financial accounting standards No. 121." Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of." Based on its review, the Company does not believe that any material impairment of its long-lived assets has occurred.

(k) Use of Estimates in the Preparation of Financial Statements

The presentation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities as of the date of the financial statements and the reported amounts of income and expenses during the reporting periods. Operating results in the future could vary from the amounts derived from management's estimates and assumptions.

(l) Fair Value of Financial Instruments

The Company's financial instruments consist mainly of cash and cash equivalents, accounts receivable, current maturities of long term debt, accounts payable, and long term debt. The carrying amount of these financial instruments as of January 4, 1997, approximate fair value due to the short term nature of these instruments and the recent nature of the amendments made to the Credit Agreement.

3 PROPERTY, PLANT AND EQUIPMENT

Property, plant and equipment consisted of the following:

                                                      January 4,    December 30,
                                                         1997           1995
                                                      --------------------------
Land ............................................     $    236       $    236
Buildings and improvements ......................       17,559         17,046
Leasehold improvements ..........................          309            283
Machinery and equipment .........................       94,541         85,191
Furniture and fixtures ..........................        1,292          1,193
Motor vehicles ..................................          330            289
Construction in progress ........................        1,899            470
                                                      --------------------------
                                                       116,166        104,708
Less -- Accumulated depreciation and amortization       32,121         25,552
                                                      --------------------------
                                                      $ 84,045       $ 79,156
                                                      ==========================

Included in machinery and equipment is equipment under capital lease of $12,644 as of January 4, 1997 and December 30, 1995. The Company is depreciating the equipment over economic useful lives of 15 to 20 years, which is greater than the lease terms, because the Company intends to exercise its option to purchase the equipment at the end of the initial lease terms at fair market value.

4 ACCRUED EXPENSES AND TAXES

Accrued expenses and taxes consisted of the following:

                                                        JANUARY 4,  December 30,
                                                          1997          1995
                                                        ------------------------
      Accrued workers' compensation ..........           $1,500        $1,230
      Accrued medical insurance ..............            1,766           450
      Accrued other, including taxes .........            5,161         2,926
                                                         -----------------------
                                                         $8,427        $4,606
                                                         -----------------------
5 DEBT

Debt consisted of the following:

                                                                                 JANUARY 4,    December 30,
                                                                                    1997           1995
                                                                                 --------------------------
6.81% Series A Notes due December 15, 2002 ...............................        $30,000        $30,000
Unsecured credit facility payable to several banks .......................          4,000          4,400
9.73% Note payable in monthly principal and
   interest installments of $81 through August
   1999, secured by certain equipment ....................................          2,287          3,003
Notes payable in monthly principal installments of $13 plus interest until
    July 1998 and $6 plus interest from August 1998 to
    July 2000, interest at prime plus 1% (9.25% at January 4, 1997
    and 9.75% at December 30, 1995), secured by certain equipment ........            395            557
                                                                                 --------------------------
                                                                                   36,682         37,960
Less -- Current portion ..................................................            951            878
                                                                                 --------------------------
                                                                                  $35,731        $37,082
                                                                                 --------------------------

The Series A Notes are unsecured and bear interest at a fixed rate of 6.81% payable semiannually. The Series A Notes may be prepaid in whole or in part prior to maturity, at the Company's option, subject to a yield maintenance premium, as defined. Required principal payments of the Series A Notes are as follows:

      December 15, 1998 .........................................$ 2,500
      December 15, 1999 .........................................  8,500
      December 15, 2000 .........................................  8,500
      December 15, 2001 .........................................  8,000
      December 15, 2002 .........................................  2,500
                                                                 -------
                                                                 $30,000
                                                                 =======

Under the terms of the Credit Agreement, the Company may borrow up to $50,000 through December 31, 2000. Advances made under the Credit Agreement bear interest at either the prime rate or the Eurodollar (Libor) rate plus an "Applicable Margin." The Applicable Margin on advances is adjusted quarterly based on the Company's Leverage Ratio as defined in the Credit Agreement. The Applicable Margin for Eurodollar (Libor) advances may range from 0.625% to 1.5%. The Company is also required to pay certain fees including a commitment fee which will vary based on the Company's Leverage Ratio. As of January 4, 1997, the commitment fee is 0.375% of the unused portion of the Credit Agreement which was $45,528, net of outstanding letters of credit. As of January 4, 1997, the Company had $4,000 outstanding under the Credit Agreement at an effective interest rate of 7.0%. As of December 30, 1995, the Company had $4,400 outstanding under the Credit Agreement at an effective interest rate of 6.9%.

The Company is required to comply with a number of affirmative and negative covenants under the Credit Agreement and the Series A Notes. Among other things, the Credit Agreement and the Series A Notes require the Company to satisfy certain financial tests and ratios (including interest coverage ratios, leverage ratios, and net worth requirements). The Credit Agreement and the Series A Notes also impose limitations on the Company's ability to incur additional indebtedness, create certain liens, incur capital lease obligations, declare and pay dividends, make certain investments, make capital expenditures, and purchase, merge or consolidate with or into any other corporation. As of January 4, 1997, the Company is in full compliance with all debt covenants.

As of January 4, 1997, debt principal payments for each of the next five fiscal years and thereafter are as follows:

      1997 .....................................................   $   951
      1998 .....................................................     3,495
      1999 .....................................................     9,200
      2000 .....................................................    12,536
      2001 .....................................................     8,000
      Thereafter ...............................................     2,500
                                                                   -------
                                                                   $36,682
                                                                   =======
6 INCOME TAXES

Income before provision for income taxes and extraordinary item consists of:

                                                                Years Ended
                                                   -------------------------------------
                                                   JANUARY 4,  December 30, December 31,
                                                      1997        1995         1994
                                                   -------------------------------------
      Domestic ...................................  $12,200     $ 6,184      $15,788
      Foreign ....................................      579          48          429
                                                   -------------------------------------
                                                    $12,779     $ 6,232      $16,217
                                                   =====================================

The following is a summary of the provision (benefit) for income taxes:

                                                       Years Ended
                                         ---------------------------------------
                                         JANUARY 4,     December 30, December 31,
                                            1997            1995         1994
                                         ---------------------------------------
Federal
      Current ....................        $ 2,510         $   725         $4,470
      Deferred ...................          1,300           1,703            678
                                          --------------------------------------
                                          $ 3,810         $ 2,428         $5,148
                                          --------------------------------------
State
      Current ....................        $   573         $   187         $  675
      Deferred ...................           (166)         (1,903)           840
                                          --------------------------------------
                                          $   407         $(1,716)        $1,515
                                          --------------------------------------
Foreign
      Current ....................        $    --         $    --         $   --
      Deferred ...................             --              --             28
                                          --------------------------------------
                                          $    --         $    --         $   28
                                          --------------------------------------
                                          $ 4,217         $   712         $6,691
                                          ======================================

A reconciliation between the provision for income taxes before extraordinary item computed at U.S. federal statutory rates and the amount reflected in the accompanying consolidated statements of income is as follows:

                                                                                 Years Ended
                                                                     -----------------------------------
                                                                     JANUARY 4, December 30, December 31,
                                                                       1997          1995        1994
                                                                     -----------------------------------
Computed expected tax provision ...............................      $ 4,345       $ 2,119       $ 5,676
  Increase in taxes resulting from:
     Amortization of goodwill .................................           67            67            67
     State income taxes, net of federal benefit ...............          583           385         1,354
  Decrease in taxes resulting from:
     State investment tax credits,
       net of federal provision ...............................         (319)         (452)         (369)
     Reversal of state deferred taxes due to change in tax law,
           net of federal provision ...........................           --        (1,050)           --
     Foreign sales corporation benefit ........................         (245)         (270)         (150)
     Other ....................................................         (214)          (87)          113
                                                                     -----------------------------------
                                                                     $ 4,217       $   712       $ 6,691
                                                                     ===================================

At January 4, 1997, the Company had net operating loss carryforwards of approximately $2,451 for federal income tax purposes available to offset future taxable income. These carryforwards expire from 2001 to 2005. Additionally, the Company has available for use $1,142 of tax credit carryforwards, of which approximately $696 expire from 1999 to 2005. The remaining tax credit carryforwards have no expiration dates. The timing and use of the net operating loss carryforwards and the tax credit carryforwards are limited under federal income tax legislation.

In November 1995, the Massachusetts legislature amended the apportionment formula for corporate income tax purposes and adopted a single sales factor formula. The effect of this new apportionment formula will be phased in over a five year period beginning in 1996. In accordance with SFAS 109, the Company has recorded the effect of this tax law change on deferred taxes as a reduction of state deferred tax liability of $1,050, net of federal taxes, as of December 30, 1995.

The significant items comprising the domestic deferred tax asset/liability are as follows:

                                                                 JANUARY 4, 1997              December 30, 1995
                                                            ------------------------------------------------------
                                                             CURRENT       LONG-TERM       Current       Long-term
                                                            ------------------------------------------------------
      Assets:
            Net operating loss carryforwards ..........          $259           $599       $    259       $    889
            Tax credit carryforwards ..................           191            951            773          1,660
            Receivable reserves .......................           718             --            714             --
            Other .....................................         1,311          1,123            379          1,065
                                                            ------------------------------------------------------
                  Total assets ........................      $  2,479       $  2,673       $  2,125       $  3,614
                                                            ------------------------------------------------------
      Liabilities:
            Property basis differences ................      $     --       $(14,832)      $     --       $(14,332)
            Inventory basis differences ...............       (1,2922)            --         (1,427)            --
                                                            ------------------------------------------------------
                  Total liabilities ...................      $ (1,292)      $(14,832)      $ (1,427)      $(14,332)
                                                            ------------------------------------------------------
                  Net assets (liabilities) ............      $ (1,187)      $(12,159)      $    698       $(10,718)
                                                            ------------------------------------------------------

The significant items comprising the foreign deferred tax asset/liability are as follows:

                                                   JANUARY 4, 1997       December 30, 1995
                                                --------------------------------------------
                                                CURRENT    LONG-TERM    Current    Long-term
                                                --------------------------------------------
Assets:
      Net operating loss carryforwards ....      $  --       $ 510       $  --       $195
Liabilities:
      Inventory ...........................      $(506)      $  --       $(195)      $--
                                                --------------------------------------------
      Net assets (liabilities) ............      $(506)      $(510)      $(195)      $195
                                                --------------------------------------------

7 COMMITMENTS AND CONTINGENCIES

(a) LITIGATION AND ENVIRONMENTAL CLEANUP MATTERS

The Company is engaged in various claims and legal proceedings including certain routine environmental cleanup matters. In the opinion of management, the final resolution of these claims and proceedings is not expected to materially affect the accompanying consolidated financial statements.

(b) LEASES

The Company leases certain facilities and equipment under operating lease agreements and capital lease agreements that expire at various dates from the current year to the year 2002. As of January 4, 1997, the aggregate minimum future commitments under leases are as follows:

                                            CAPITAL      OPERATING      TOTAL
                                             LEASES        LEASES       LEASES
                                            ----------------------------------
1997 .................................       $2,145       $  656       $ 2,801
1998 .................................        1,651          426         2,077
1999 .................................        2,240          330         2,570
2000 .................................        1,094          209         1,303
2001 .................................        2,080          104         2,184
Thereafter ...........................          725           --           725
                                            ----------------------------------
                                             $9,935       $1,725       $11,660
                                            ==================================
Less -- Amount representing interest..        1,899
                                             ------
                                             $8,036

Less -- Current portion ..............        1,532
                                             ------
                                             $6,504
                                             ======

Rent expense for the years ended January 4, 1997, December 30, 1995, and December 31, 1994, was $1,276, $1,561, and $1,503, respectively.

(c) LETTERS OF CREDIT

In the normal course of its business activities, the Company is required under certain contracts to provide letters of credit which may be drawn down in the event the Company fails to perform under the contracts. As of January 4, 1997 and December 30, 1995, the Company has issued or agreed to issue letters of credit totaling $472 and $639, respectively.

(d) EMPLOYMENT CONTRACT

The Company has an employment agreement, dated as of March 12, 1993 (the Employment Agreement), with Larry A. Liebenow pursuant to which Mr. Liebenow will continue to serve as President and Chief Executive Officer of the Company on a full-time basis for the five-year period ending March 12, 1998, subject to an automatic three-year extension, unless terminated by the Company upon one year's prior notice. The Employment Agreement provides for an initial base salary of $550, subject to such annual increases as may be determined by the Board of Directors, as well as certain benefits and reimbursement of expenses. If the Employment Agreement had terminated as of January 4, 1997, Mr. Liebenow would have been entitled to receive $572 (in the event of a voluntary termination or termination for cause) or $1,725 (in the event of a termination for any other reason, and assuming the Company elected to make a lump-sum payment).

(e) TRADE ACCEPTANCE

The Company is contingently liable to a bank for trade acceptances of $1,440 as of January 4, 1997.

8 STOCK OPTIONS

In 1993, options to purchase a total of 635,795 shares of common stock were granted to certain officers. The options vest over five years and are exercisable for ten years. The difference of $1,186 between fair market value at the grant date and the exercise price for these options is being charged to compensation expense over five years. During 1995, options to purchase 5,000 shares of common stock were granted to a director of the Company. These options vest over three years and are exercisable for ten years.

During 1996 options to purchase 94,000 shares of common stock were granted to certain officers. These options vest over five years and are exercisable for ten years. Options for 56,400 shares were granted at $4.12 per share and 37,600 were granted at $2.06 per share. The fair market value of the common stock on the grant date was $7.00 per share. The difference of $348 between the fair market value at grant date and exercise price is being charged to compensation expense over five years. However, these options and those in the preceding paragraph vest immediately upon a change in control, as defined, of the Company.

Also during 1996, the Company adopted the 1996 stock option plan for key middle management employees. Options are granted at not less than fair market value, vest over a five year period, and are exercisable for ten years. A total of 100,000 shares are reserved under this plan. During 1996, options for 48,000 shares were granted at $8.25 per share and options for 1,500 shares were canceled.

During 1996, the Company recorded $261 as stock option compensation expense. The following table summarizes all option activity as of January 4, 1997:

                                                               NUMBER OF        OPTION
                                                                 SHARES         PRICE
                                                               -------------------------
Outstanding January 1, 1994 .............................       635,795     $ 1.20- 4.12
         Cancelled ......................................       (42,470)    $ 2.06- 4.12
                                                               -------------------------
Outstanding December 31, 1994 ...........................       593,325     $ 1.20- 4.12
         Granted ........................................         5,000     $11.00
         Exercised ......................................       (10,618)    $ 4.12
                                                               -------------------------
Outstanding December 30, 1995 ...........................       587,707     $ 1.20-11.00
         Granted ........................................       142,000     $ 2.06- 8.25
         Cancelled ......................................        (1,500)    $ 8.25
                                                               -------------------------
Outstanding January 4, 1997 .............................       728,207     $ 1.20-11.00
                                                               =========================
Exercisable January 4, 1997 .............................               351,289
                                                                       ========

Weighted Average Option Price of Options Exercisable ....              $   2.01
                                                                       ========
Weighted Average Option Price of All Options ............              $   2.60
                                                                       ========

During 1995, the Financial Accounting Standards Board issued SFAS 123 which defines a fair value based method of accounting for an employee stock option or similar equity instrument and encourages all entities to adopt that method of accounting for all of their employee stock compensation plans. However, it also allows an entity to continue to measure compensation costs for those plans using the method of accounting prescribed by APB Opinion 25. Entities electing to remain with the accounting in APB Opinion 25 must make pro forma disclosures of net income and, if presented, earnings per share as if the fair value based method of accounting defined in SFAS 123 has been applied.

The Company has elected to account for its stock-based compensation plans under APB Opinion 25. Had compensation cost for these plans been determined consistent with FASB Statement No 123, the Company's net income and earnings per share would not have been materially different from the amounts reported. Because the Statement 123 method of accounting has not been applied to options granted prior to January 1, 1995 the resulting pro forma compensation costs may not be representative of that to be expected in future years.

Set forth below is a summary of options granted in 1995 and 1996:

                               WEIGHTED AVERAGE                       OPTIONS          PER SHARE FAIR
EXERCISE PRICES     OPTIONS     EXERCISE PRICE     REMAINING LIFE    EXERCISABLE       VALUE OF OPTIONS
-------------------------------------------------------------------------------------------------------
$ 2.06 - $ 4.12     94,000           $ 3.30         10 Years             0                  $5.95
$ 8.25              46,500           $ 8.25         10 Years             0                  $6.31
$11.00               5,000           $11.00          9 Years             1,665              $6.24

The fair value of each option grant is estimated on the date of grant using the Black-Scholes option pricing model with the following weighted-average assumptions used for the 1995 and 1996 grants: Risk free interest rate of 6.44%, expected dividend yield at zero, expected lives of 10 years and expected volatility of 60.1%.

9 EXPORT SALES

Export sales from the United States to unaffiliated customers were $30,100 in 1996, $19,500 in 1995, and $24,300 in 1994.

10 EVENTS (UNAUDITED) SUBSEQUENT TO DATE OF AUDITOR'S REPORT

On February 24, 1997, the Company's Board of Directors approved a new Stockholder Rights Plan (The "Plan"). The Plan provides for the distribution of one "Right" as a dividend on each outstanding share of the Company's common stock. Each right allows for the purchase of 1/10 of a share of common stock. Rights generally become exercisable upon certain triggering events involving the acquisition of 15% or more of the Company's outstanding common stock. The plan contains certain provisions that permit the rights holders to exercise their rights at a discounted rate which could result in substantial dilution of an acquirer's voting and economic interest in the Company. The Company's Board of Directors, at its discretion, may allow offers for the Company's common stock to take place without triggering the dilutive effects of the Plan's mechanisms.

Also on February 24, 1997, the Company's Board of Directors approved an amendment to the President and Chief Executive Officer's employment agreement. The amendment provides for Mr. Liebenow to continue to serve as President and Chief Executive Officer of the Company on a full time basis through March 12, 2002, subject to an automatic three-year extension unless terminated by the Company upon one year's prior notice. The amendment also provides for an initial base salary of $600 (effective January 1, 1997) subject to annual increases as may be determined by the Board of Directors, as well as certain benefits and reimbursement expenses. If Mr. Liebenow's employment had terminated as of February 24, 1997, Mr. Liebenow would have been entitled to receive $1,905.

Effective February 24, 1997, the Company established the 1997 Stock Option Plan (subject to stockholder approval) in which officers and other key employees of the Company may participate. Options granted under the 1997 Stock Option Plan are non-qualified options. The 1997 Stock Option Plan provides for the issuance of options to purchase up to 500,000 shares of common stock, subject to adjustment under certain circumstances. Subject to stockholders approval, the Board of Directors granted options to purchase 330,000 shares of common stock at the fair market value per share on the date of stockholder approval.

                    REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS


To Quaker Fabric Corporation:

We have audited the accompanying consolidated balance sheets of Quaker Fabric Corporation (a Delaware corporation) and subsidiaries as of January 4, 1997 and December 30, 1995, and the related consolidated statements of income, changes in stockholders' equity and cash flows for each of the three years ended January 4, 1997. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Quaker Fabric Corporation and subsidiaries as of January 4, 1997 and December 30, 1995, and the results of their operations and their cash flows for each of the three years ended January 4, 1997, in conformity with generally accepted accounting principles.


                                                    /s/ Arthur Andersen LLP

Boston, Massachusetts
February 11, 1997

          MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
                           AND RESULTS OF OPERATIONS

The following analysis of the financial condition and results of operations of the Company should be read in conjunction with the Company's Consolidated Financial Statements, including the Notes thereto included elsewhere in this report.

GENERAL

Overview

Quaker has been producing upholstery fabrics for the home furnishings market for more than 50 years. Today, Quaker is a leading designer, manufacturer and worldwide marketer of woven upholstery fabrics for residential furniture markets and one of the largest producers of Jacquard upholstery fabrics in the world. Over the last five years, Quaker has achieved sales and net income (excluding extraordinary items) growth in every year except 1995. Net sales and net income have grown from $123.4 million and $3.7 million, respectively, in 1992 to $198.9 million and $8.6 million, respectively, in 1996.

During 1995, the Company reported a decrease in net sales and lower gross, operating and net margins as a result of a convergence of economic, industry and Company-specific factors. These factors caused the Company's net sales to decline $7.3 million, to $173.5 million from $180.8 million in 1994. The Company encountered poor market conditions in Mexico, Canada and the Middle East, each of which is an important export market for the Company. As a result, 1995 foreign sales decreased by $10.7 million, or 31.6% below 1994 foreign sales levels. This decline was partially offset by a $2.9 million increase in net yarn sales, with domestic fabric sales essentially flat.

Significant price increases were also announced by several of the Company's most important raw material suppliers in early 1995. Such price increases adversely affected the Company's gross margin, particularly during the latter part of the year, as the Company was unable to fully pass along these cost increases to customers during 1995.

The Company generally produces goods to customer order and seeks to operate its production areas on a five to five and one-half day week, three shift schedule. During 1995, however, the Company experienced a number of sharp changes in its order rates which required several significant adjustments in the Company's production rates. These adjustments adversely affected equipment utilization rates, quality performance and overtime costs, particularly during the fourth quarter, contributing to the deterioration in the Company's 1995 gross margin.

In response to the challenges encountered during 1995, management developed a comprehensive performance improvement plan designed to increase margins and earnings by growing sales, reducing raw material costs and realizing manufacturing efficiencies.

(i) To increase sales, the Company strengthened its marketing, merchandising, design, distribution and new business development functions, expanded its network of international sales agents, introduced a branded line of better-end fabrics under its Whitaker label, developed products to meet the specific styling and design needs of its international and jobber customers, continued to broaden its product line, focused on opportunities to reduce delivery lead times and improve customer service, identified new markets and applications for its specialty yarn products and prepared to enter the contract (office and institutional) market.

(ii) To reduce raw material costs, the Company identified alternate suppliers for several of its key raw materials, employed more cost effective raw materials in certain of its products and implemented a Company-wide program to reduce waste.

(iii) To improve manufacturing efficiencies, the Company continued to pursue ISO 9001 certification, invested more than $10.8 million in new manufacturing equipment in 1996 to eliminate bottlenecks and meet its quality objectives, changed its new product development process to enhance coordination between the Company's design and manufacturing areas, reduced set-up times, provided additional training to the Company's managers and production area employees and implemented a number of process improvements throughout the Company's manufacturing areas.

Following management's implementation of the Company's 1996 performance improvement plan, the Company's sales and profitability improved in comparison to prior periods in each of the last three quarters of 1996.

QUARTERLY OPERATING RESULTS

The following table sets forth certain condensed unaudited consolidated statements of income data for the eight fiscal quarters ended January 4, 1997, as well as certain data expressed as a percentage of the Company's total net sales for the periods indicated:

                                                       FISCAL 1996(1)                       FISCAL 1995(1)
                                 ---------------------------------------------------------------------------------------
                                  FIRST       SECOND     THIRD       FOURTH     FIRST      SECOND     THIRD       FOURTH
                                 ---------------------------------------------------------------------------------------
                                 QUARTER     QUARTER    QUARTER     QUARTER    QUARTER     QUARTER   QUARTER     QUARTER
                                 ---------------------------------------------------------------------------------------
                                                                    (in thousands, except per share data)
Net sales ...................    $43,254     $51,025    $46,436     $58,141    $46,250    $41,068    $37,984     $48,185

Gross margin ................      9,297      11,312     10,751      14,709     12,104      8,720      7,344       8,236

Gross margin percentage .....       21.5%       22.2%      23.2%       25.3%      26.2%      21.2%      19.3%       17.1%

Operating income ............      2,673       4,014      4,053       6,208      4,969      2,708      1,630         921

Operating income percentage .        6.2%        7.9%       8.7%       10.7%      10.7%       6.6%       4.3%        1.9%

Income before provision for

  income taxes ..............     $1,696      $2,972     $2,984      $5,127    $ 4,002     $1,715      $ 749     $  (234)
                                 ---------------------------------------------------------------------------------------
Net income ..................     $1,136      $1,992     $1,999      $3,435    $ 2,495     $1,307      $ 498     $ 1,220
                                 ---------------------------------------------------------------------------------------
Earnings per common share ...     $ 0.14      $ 0.24     $ 0.24      $ 0.41    $  0.30     $ 0.16      $0.06     $  0.15
                                 ---------------------------------------------------------------------------------------


(1) The data reflected in this table has been derived from unaudited financial statements that, in the opinion of management, include all adjustments (consisting only of normal recurring adjustments) necessary for fair presentation of such information when read in conjunction with the Company's Consolidated Financial Statements and the Notes thereto contained elsewhere in this report.

While the Company's sales have historically not been subject to significant seasonality, Quaker's net sales and gross margins are typically slightly stronger in the second and fourth quarters. In 1995, however, management believes that relatively poor conditions in both the domestic market and several of the export markets important to the Company, as well as the Company-specific factors discussed above, had a more pronounced effect on sales and profitability than any seasonal variations.

The Company follows industry practice by closing its operating facilities for a one-to-two week period during July of each year. In 1995 and 1996, this shutdown period, and the resulting effect on sales, occurred in the third fiscal quarter. In 1997, the first week of the annual shutdown period will occur in the second fiscal quarter.

PRODUCT MIX

Over the past several years, Quaker has taken steps to expand both the breadth and depth of the Company's product line by increasing the number of higher margin, middle to better-end fabrics in its line and by expanding the number of fabrics it offers at each price point and in each styling category. As a result, the Company has added new manufacturers of higher-end furniture to its customer base and positioned itself as a full service supplier of Jacquard and plain woven fabrics to all of its customers. The following table sets forth certain information relating to the changes that have occurred in the Company's product mix and the average gross sales price of its fabrics since 1994:


                                                                 FISCAL YEAR
                                      -----------------------------------------------------------

                                              1996                 1995              1994
                                      -----------------------------------------------------------

                                                  Percent              Percent            Percent
                                                    of                   of                 of
                                        Amount     Sales      Amount    Sales     Amount    Sales
                                      -----------------------------------------------------------

                                                (in thousands, except per yard data)
Gross fabric sales (dollars):

  Promotional-end fabrics .........   $ 54,716     31.0%    $ 57,023    36.0%   $ 59,763    35.3%

  Middle to better-end fabrics ....    121,702     69.0      101,201    64.0     109,427    64.7
                                      -----------------------------------------------------------
    Gross fabric sales ............   $176,418    100.0%    $158,224   100.0%   $169,190   100.0%
                                      -----------------------------------------------------------
Gross fabric sales (yards):

  Promotional-end fabrics .........     16,074     36.9%      17,042    41.8%     17,597    42.3%

  Middle to better-end fabrics ....     27,478     63.1       23,719    58.2      24,044    57.7
                                      -----------------------------------------------------------
    Gross fabric sales ............     43,552    100.0%      40,761   100.0%     41,641   100.0%
                                      -----------------------------------------------------------
Average gross sales price per yard :

  Promotional-end fabrics .........   $   3.40              $   3.35          $   3.40

  Middle to better-end fabrics ....       4.43                  4.27              4.55

  Average per yard - all fabrics ..       4.05                  3.88              4.06

GEOGRAPHIC DISTRIBUTION OF SALES

To develop markets for upholstery fabric outside the United States, the Company has placed substantial emphasis on building both direct exports from the United States as well as sales from its Mexico City, Mexico distribution center and from the inventory it maintains in Roosendaal, Holland. The Company's 1996 foreign sales were up by $12.5 million, or 54.0% above 1995. The following table sets forth certain information about the changes which have occurred in the geographic distribution of the Company's gross fabric sales since 1994:

                                                                 FISCAL YEAR
                                      ------------------------------------------------------------

                                              1996                 1995              1994
                                      ------------------------------------------------------------

                                                  Percent              Percent             Percent
                                                    of                   of                  of
                                        Amount     Sales      Amount    Sales     Amount    Sales
                                      ------------------------------------------------------------
                                                               (in thousands)
Gross fabric sales:
  Domestic sales ..................   $140,717     79.8%     $135,037    85.3%   $135,295    80.0%

  Foreign sales(1) ................     35,701     20.2        23,187    14.7      33,895    20.0
                                      -----------------------------------------------------------
        Gross fabric sales ........   $176,418    100.0%     $158,224   100.0%   $169,190   100.0%
                                      -----------------------------------------------------------


(1) Foreign sales consists of both direct exports from the United States as well as sales from the Company's Mexico City distribution center and from the inventory it maintains in Holland.

RESULTS OF OPERATIONS

The following table sets forth, for the periods indicated, the percentages of the Company's net sales represented by certain income and expense items in the Company's consolidated statements of income:

                                                                      FISCAL YEAR
                                                            ------------------------------
                                                             1996        1995         1994
                                                            ------------------------------
Net sales ..............................................    100.0%      100.0%       100.0%
Cost of products sold ..................................     76.8        79.0         73.6
                                                            ------------------------------
Gross margin ...........................................     23.2        21.0         26.4
Selling, general and administrative expenses ...........     14.7        15.1         15.3
                                                            ------------------------------
Operating income .......................................      8.5         5.9         11.1
Interest expense, net ..................................      2.1         2.2          2.1
Other expenses, net ....................................        -         0.1            -
                                                            ------------------------------
Income before provisions for income taxes ..............      6.4         3.6          9.0
Provisions for income taxes ............................      2.1         0.4          3.7
                                                            ------------------------------
Net income .............................................      4.3%        3.2%         5.3%
                                                            ------------------------------

FISCAL 1996 COMPARED TO FISCAL 1995

Net Sales. Net sales for 1996 increased $25.4 million, or 14.6%, to $198.9 million from $173.5 million in 1995. Both gross fabric sales and gross yarn sales were higher during the period. Gross fabric sales increased due to increases in both domestic and foreign fabric sales. Gross fabric sales within the United States increased 4.2%, to $140.7 million in 1996 from $135.0 million in 1995. Foreign sales increased 54.0%, to $35.7 million in 1996 from $23.2 million in 1995. This increase was due to improved sales in Mexico, Canada and the Middle East as well as increased penetration of other international markets. Gross yarn sales increased 42.0%, to $26.8 million in 1996 from $18.8 million in 1995.

The gross volume of fabric sold increased 6.8%, to 43.6 million yards in 1996 from 40.8 million yards in 1995. The average gross sales price per yard increased 4.4%, to $4.05 in 1996 from $3.88 in 1995. The increase was principally due to a product shift to more middle to better-end fabrics. The Company sold 15.8% more yards of middle to better-end fabrics and 5.7% fewer yards of promotional-end fabrics in 1996 than in 1995. The average gross sales price per yard of middle to better-end fabrics increased by 3.7%, to $4.43 in 1996 from $4.27 in 1995. The average gross sales price per yard of promotional-end fabrics increased by 1.5%, to $3.40 in 1996 from $3.35 in 1995.

Gross Margin. The gross margin percentage for 1996 increased to 23.2% from 21.0% for 1995. This percentage growth was primarily attributable to the Company's performance improvement plan which resulted in increased domestic and international sales of higher-margin, middle to better-end fabrics, improved manufacturing efficiencies related to the acquisition of newer, more efficient manufacturing equipment and more efficient use of the Company's existing equipment, improved quality performance, decreased raw material costs, and the effect of spreading overhead over a higher sales base.

Selling, General and Administrative Expenses. Selling, general and administrative expenses increased to $29.1 million in 1996 from $26.2 million in 1995 due to increases in sales commissions, labor and fringes, and sampling expenses associated with the Company's higher net sales for the period. Selling, general and administrative expenses as a percentage of net sales decreased to 14.7% in 1996 from 15.1% in 1995 due to a significant increase in net sales without a corresponding increase in overhead.

Interest Expense, Net. Interest expense increased to $4.1 million in 1996 from $3.9 million in 1995. Lower debt levels were offset by higher commitment fees associated with increased borrowing availability and other financing charges.

Effective Tax Rate. The effective tax rate increased to 33.0% in 1996 from 11.4% in 1995. The reduced tax rate for 1995 reflects an adjustment recorded during the fourth quarter as a result of tax law changes in Massachusetts enacted in November 1995 which reduced the Company's future deferred tax liability. See
Note 6 of Notes to Consolidated Financial Statements included elsewhere in this report.

Net Income. Net income for 1996 increased to $8.6 million, or $1.03 per share, from $5.5 million, or $0.67 per share, for 1995. For a discussion of Earnings Per Share, see Note 2(h) of Notes to Consolidated Financial Statements included elsewhere in this report.

FISCAL 1995 COMPARED TO FISCAL 1994

Net Sales. Net sales for 1995 decreased $7.3 million or 4.1%, to $173.5 million from $180.8 million in 1994. Gross fabric sales declined during the period, while gross yarn sales increased. The decline in gross fabric sales was due primarily to a decrease in foreign sales and essentially flat domestic fabric sales. Foreign sales decreased 31.6%, to $23.2 million in 1995 from $33.9 million in 1994. This decrease was due to (i) a decline in sales into the Mexican market resulting from the devaluation of the Mexican peso in December 1994 and the ensuing recession in Mexico and (ii) a reduction in the amount of business the Company was able to do in Canada and the Middle East due to general economic conditions in those markets. Gross fabric sales within the United States remained approximately the same at $135.0 million. Gross yarn sales increased 15.0%, to $18.8 million in 1995 from $16.4 million in 1994.

The gross volume of fabric sold decreased 2.1%, to 40.8 million yards for 1995 from 41.6 million yards for 1994. The average gross sales price per yard declined 4.4%, to $3.88 for 1995 from $4.06 for 1994. This decrease was principally due to a decrease in foreign sales, which have higher than average selling prices and an increase in the volume of seconds sold in the off-quality market. The Company sold 1.4% fewer yards of middle to better-end fabrics and 3.1% fewer yards of promotional-end fabrics in 1995 as in 1994. The average gross sales price per yard of middle to better-end fabrics decreased by 6.2%, to $4.27 in 1995 from $4.55 in 1994. The average gross sales price per yard of promotional-end fabric decreased by 1.5%, to $3.35 in 1995 from $3.40 in 1994.

Gross Margin. The gross margin percentage for 1995 decreased to 21.0% from 26.4% for 1994. The decrease in gross profit margin was primarily due to (i) lower absorption of fixed overhead costs because of lower sales and production volume,
(ii) a reduction in the Company's manufacturing efficiencies and quality performance, (iii) increased raw material prices which were not fully passed on to customers during 1995, and (iv) a reduction in volume of foreign sales which carry higher than average gross margins. During 1995, the Company experienced sharp changes in order demand. Since finished goods generally are manufactured to a specific customer order, these changes required significant decreases and increases in the Company's production rates. These changes in production rates adversely affected the Company's gross margin as manufacturing efficiencies and quality performance suffered. Additionally, the Company incurred significant costs (principally overtime) associated with increasing production rates during the fourth quarter of 1995 to meet increased order demand.

Selling, General and Administrative Expense. Selling, general and administrative expenses decreased to $26.2 million for 1995 from $27.6 million for 1994. Selling, general and administrative expenses as a percentage of net sales decreased to 15.1% in 1995 from 15.3% in 1994. The decrease in selling, general and administrative expenses was primarily due to reductions in sales commissions, freight and other variable costs related to the Company's lower sales volume. The decrease as a percentage of net sales was due to a reduction in fixed costs, such as expenses associated with the Company's Mexico City distribution center.

Interest Expense, Net. Interest expense remained approximately the same, at $3.8 million each year, as interest rates in 1995 were slightly lower but borrowing levels were slightly higher.

Effective Tax Rate. The effective tax rate decreased to 11.4% for 1995 from 41.3% for 1994. This decrease was partially attributable to tax benefits related to the foreign sales corporation established by the Company during the second quarter of 1994 and to lower state income taxes due to investment tax credits associated with the Company's capital expenditure program. Additionally, the reduced tax rate for 1995 reflects an adjustment recorded during the fourth quarter as a result of tax law changes in Massachusetts enacted in November 1995 which reduced the Company's future deferred tax liability. See Note 6 of Notes to Consolidated Financial Statements included elsewhere in this report.

Net Income. Net income for 1995 decreased to $5.5 million, or $0.67 per share, from $9.5 million, or $1.15 per share, for 1994. For a discussion of "Earnings Per Share," see Note 2(h) of Notes to Consolidated Financial Statements included elsewhere in this report.

LIQUIDITY AND CAPITAL RESOURCES

The Company historically has financed its operations and capital requirements through a combination of internally generated funds, borrowings, and equipment leasing. The Company's capital requirements have arisen principally in connection with the purchase of equipment to expand production capacity and improve the Company's quality and productivity performance and with an increase in the Company's working capital needs related to its sales growth.

The primary source of the Company's liquidity and capital resources has been operating cash flow. The Company's net cash provided by operating activities was $11.1 million, $12.0 million and $14.8 million in 1994, 1995 and 1996, respectively. The Company has supplemented its operating cash flow with borrowings and equipment leases. Net borrowings (repayments) and equipment leases were $5.5 million in 1994, $1.3 million in 1995 and $(2.5) million in 1996.

Over the last five years, the Company has placed in service new manufacturing equipment with an aggregate cost of $51.0 million. Capital expenditures in 1995 and 1996 were $13.2 million and $12.0 million, respectively. Capital expenditures during 1996 were funded by operating cash flow. Management anticipates that capital expenditures will total approximately $17.9 million in 1997, consisting of $14.4 million primarily for new production equipment to expand chenille yarn capacity, increase weaving capacity, and support the Company's marketing, productivity, quality, service and financial performance objectives and $3.5 million to upgrade the Company's management information systems. Management believes that operating income and borrowings under the Company's Credit Agreement, will provide sufficient funding for the Company's capital expenditures and working capital needs for the foreseeable future.

As discussed in Note 5 of Notes to Consolidated Financial Statements, the Company issued $30.0 million of 6.81% Series A Senior Notes due December 15, 2002 (the "Series A Notes") during 1995. Proceeds from the Series A Notes were used to reduce borrowings under the Credit Agreement. The Series A Notes bear interest at a fixed rate of 6.81% during the entire term, with no principal payments due until December 15, 1998.

Additionally, the Company amended the Credit Agreement during 1995 to (i) increase the revolving credit facility to $50.0 million, (ii) extend the maturity date to December 31, 2000, and (iii) reduce the interest rate. As of January 4, 1997, the Company had $4.0 million outstanding under the Credit Agreement and unused availability of $45.5 million, net of outstanding letters of credit.

The Company is required to comply with a number of affirmative and negative covenants under the Credit Agreement and the Series A Notes, including, but not limited to, maintenance of certain financial tests and ratios (including interest coverage ratios, net worth related ratios, and net worth requirements); limitations on certain business activities of the Company; restrictions on the Company's ability to declare and pay dividends, incur additional indebtedness, create certain liens, incur capital lease obligations, make certain investments, engage in certain transactions with stockholders and affiliates, make capital expenditures in excess of certain specified amounts, and purchase, merge, or consolidate with or into any other corporation. The Company is currently in compliance with all of the affirmative and negative covenants in the Credit Agreement and the Series A Notes and management believes the Company's continued compliance will not prevent the Company from operating in the normal course of business.

INFLATION

The Company does not believe that inflation has had a significant impact on the Company's results of operations for the periods presented. Historically, the Company believes it has been able to minimize the effects of inflation by improving its manufacturing and purchasing efficiency, by increasing employee productivity, by reflecting the effects of inflation in the selling prices of the new products it introduces each year and, to a lesser degree, by increasing the selling prices of those products which have been included in the Company's product line for more than one year.

FOREIGN CURRENCY TRANSLATION

All of the Company's sales are denominated in U.S. dollars except sales through the Company's Mexico City distribution center. These sales are denominated in pesos and are, therefore, subject to currency fluctuations. Accounts receivable in pesos at January 4, 1997 were $1.7 million.

Mexico has been designated as a "highly inflationary country" for purposes of applying Statement of Financial Standards No. 52, Foreign Currency Translation. Accordingly, in 1997 the Company will record translation gains and losses in the income statement rather than as a separate component of equity. See Note 2(i) of Notes to Consolidated Financial Statements included elsewhere in this report.

                        SUMMARY QUARTERLY FINANCIAL DATA

                                  (UNAUDITED)

The following is a summary of the results of operations for each of the quarters within the years ended January 4, 1997, and December 30, 1995.


In thousands, except per share data

                                 FIRST    SECOND     THIRD    FOURTH
1996                            QUARTER   QUARTER   QUARTER   QUARTER
---------------------------------------------------------------------
NET SALES ...................  $43,254    $51,025   $46,436   $58,141

GROSS MARGIN ................    9,297     11,312    10,751    14,709

OPERATING INCOME ............    2,673      4,014     4,053     6,208

NET INCOME (LOSS) ...........    1,136      1,992     1,999     3,435

EARNINGS PER COMMON SHARE ...  $  0.14     $ 0.24   $  0.24   $  0.41




                                 First    Second     Third    Fourth
1995                            Quarter   Quarter   Quarter   Quarter
---------------------------------------------------------------------
Net sales ...................  $46,250   $41,068   $37,984   $48,185

Gross margin ................   12,104     8,720     7,344     8,236

Operating income ............    4,969     2,708     1,630       921

Net income (loss) ...........    2,495     1,307       498     1,220

Earnings per common share ...  $  0.30   $  0.16   $  0.06   $  0.15




The following summarizes common stock prices for the years ended January 4, 1997 and December 30, 1995.

                                              PRICE PER SHARE
1996                                        HIGH           LOW
---------------------------------------------------------------
FIRST QUARTER .........................   $ 9.50         $ 5.69

SECOND QUARTER ........................   $ 9.75         $ 7.25

THIRD QUARTER .........................   $10.63         $ 7.00

FOURTH QUARTER ........................   $14.50         $ 9.25

                                             Price per Share
1995                                       High            Low
---------------------------------------------------------------
First Quarter ........................    $12.75         $10.25

Second Quarter .......................    $11.00         $ 7.50

Third Quarter ........................    $11.00         $ 7.75

Fourth Quarter .......................    $ 9.75         $ 8.25



(1) The Company's common stock is traded over the counter and is quoted on the Nasdaq National Market under the symbol "QFAB".
(2) The Company's stock began trading publicly on November 16, 1993 and therefore, had no public market prior to that date.
(3) No dividends have been paid on the Company's common stock.
(4) As of March 25, 1997, there were approximately 48 record holders of common stock.
(5) The Company's Credit Agreement and Series A Notes contain restrictive covenants which limit the Company's ability to declare and pay dividends. Under the most restrictive of these covenants, $10.6 million was available for the payment of dividends as of January 4, 1997.



31