Form 10-K405, Exhibit 13
period 1998-01-03
QUAKER FABRIC CORP /DE/
filed 1998-04-03
CIK 103341

FINANCIAL HIGHLIGHTS


QUAKER FABRIC CORPORATION AND SUBSIDIARIES

Quaker Fabric Corporation is a leading manufacturer of woven upholstery fabrics for residential furniture markets in the United States and abroad. The company's broad product line includes over 3,000 individual patterns, and Quaker's manufacturing operations are vertically integrated, beginning with the production of yarns for use in the manufacture of its fabrics and continuing through fabric weaving and finishing. The company also sells a portion of the yarn it produces to manufacturers of home furnishings products and apparel throughout the United States.


                                                      (Dollars in thousands,
                                                      except per share data)
                                         ------------------------------------------
                                           Fiscal          Fiscal          Percent
                                            1997            1996            Change
                                         -------------------------------------------
Net sales .........................        $219,174        $198,856          10.2%
Operating income ..................          19,462          16,948          14.8%
Net income ........................          11,113           8,562          29.8%
Earnings per common share-diluted..            1.28            1.03          24.3%
Working capital ...................          42,634          32,620          30.7%
Funded debt .......................          54,934          44,718          22.8%
Shareholders'equity ...............          82,313          66,572          23.6%



                                    [GRAPH]

TO OUR SHAREHOLDERS

Our 1997 financial performance reflects significant gains over 1996. Net sales increased to almost $220.0 million, up 10.2%. Operating income increased to $19.5 million, up 14.8%. Net income increased to $11.1 million, up 29.8%. Diluted earnings per share increased to $1.28, up 24.3%. And basic earnings per share increased to $1.34, up 25.2%.

        In addition to record revenues and net income, 1997 was a year of important accomplishments and important investments in the future. We significantly strengthened our product leadership position, developed and successfully introduced our new line of Quaker Plush'tm' fabrics, achieved ISO 9001 certification on a company-wide basis, and absorbed a significant portion of the front-end costs of two critically important ongoing strategic initiatives -- penetration of the office furniture market and implementation of an aggressive, two-year, $66.0 million capacity expansion program needed to respond to strong and growing demand for our products. This year promises to be equally significant as we continue to build Quaker's long-term value by making the most of the extraordinary opportunities we have created.

        From a product line and distribution standpoint, we are in excellent shape. Record order rates for our fabrics and yarns during the second half of last year, and continuing into this year, indicate that we are offering both our domestic and export customers precisely what they are looking for, when it comes to product styling and design. The uniqueness of our new Quaker Plush products has made them an enormous success. And all of our fabrics, from our Quaker'tm' label products to our better-end Whitaker Collection'tm' fabrics, are selling well.

        Unprecedented demand for our products confirms our status as the industry standard setter when it comes to product innovation, but it has presented two major challenges for us. First, capacity constraints have caused our production backlog to increase by more than 80% when compared to this time last year. As a result, our delivery lead times are now considerably longer than we like to see them. While our customers have evidenced a willingness to make the "product/delivery tradeoff" required over the short-term, moving the new equipment included in our capacity expansion plan into production as quickly as our equipment suppliers can manufacture it has become our number one priority. Second, the costs associated with building our capacity and keeping our customers as happy as possible in the meantime have put, and are continuing to put, pressure on our margins. Although still high by industry standards, our margins declined during the second half of last year -- with the cost of preparing for the arrival of new equipment, heavy hiring, training and overtime costs, and some deterioration in our manufacturing efficiencies as our newest employees moved through their learning curves all taking their toll. We anticipate that these same factors, as well as the cost of temporarily outsourcing a small amount of our manufacturing requirements to provide better service to our customers, will continue to put pressure on our profitability indices over the near term.

        Implementation of our capacity expansion plan began early last year and is essentially on schedule. This program is the largest in the history of the company and the first time we have had to not only add a significant number of new people to our organization but also fold additional facilities into our operations. Most of the yarn manufacturing equipment included in the plan was in place by year end -- restoring the balance for the foreseeable future between our yarn manufacturing and fabric weaving areas. And the critical weaving equipment needed to significantly ramp up our fabric production rates began arriving in January of this year and will all be in production by the end of the first half.

        During the balance of this year, in addition to building our production capacity, we will continue to focus on consolidating our leadership position in the new product design and development area, further strengthening our marketing programs and domestic and international distribution systems, and improving our operating and financial performance.

        In addition, this July, we will be converting to a new Enterprise Resource Planning system which will both provide additional computerized support to our operations and address the Year 2000 issue. This new software system, in combination with our ISO 9001 program, will play an important role in the overall effort we are making to reduce our delivery lead times, achieve our productivity and quality goals and forge more effective partnerships with our customers and suppliers.

        Temporary growing pains aside, we have made significant improvements in the company's financial performance and are building an integrated, cohesive organization with the vision needed to see new business opportunities -- and the skills needed to capitalize on them. Given the enormous opportunities our products and distribution systems have created for us -- around the world -- we believe we must continue to move aggressively -- to seize the moment. And that is precisely what we are doing.


Sincerely,

/s/ Larry A. Liebenow                                  /s/ Sangwoo Ahn
----------------------------------                     ------------------------
Larry A. Liebenow                                      Sangwoo Ahn
President and Chief Executive Officer                  Chairman of the Board

THE COMPANY

Quaker makes upholstery fabric -- exciting and different upholstery fabric. In fact, we are one of the largest and most successful upholstery fabric manufacturers in the United States. We are also the world's largest producer of chenille yarn -- a soft, velvet-like yarn which has become increasingly important in our industry over the past several years -- largely because of how we have used it to develop and style our fabrics. Our operations are vertically integrated -- from specialty yarn manufacturing through fabric weaving and finishing -- providing us with important design, cost and delivery advantages. Last year, we sold almost $220.0 million of fabric and yarn -- giving us a compound annual growth rate of 10.3% over the last four years.

        We have positioned ourselves as a supplier of choice to virtually every significant furniture manufacturer in America. Our export operations are also a key component of our strategy, and over 20% of our 1997 fabric sales were made outside the United States. We've invested more than $66.0 million in Quaker's manufacturing base over the past five years to support our growth -- respond to strong demand for our products -- and reduce our manufacturing costs, giving us one of the most modern, vertically integrated manufacturing operations in the industry.

        Our strategy has enabled us to more than double our sales between 1991 and 1997 -- achieve one of the highest gross margins in this business -- and generate strong cash flows. But, most important, the Quaker story is about growth -- the company's dramatic growth over the past few years -- and the new markets we have entered, the new products we have introduced and the worldwide distribution system we have developed which we believe will result in further growth for us in the future.

PRODUCTS

Product drives our business, and Jacquard fabrics form the core of our product line. If you look closely at the photographs included in this annual report, you can see that the detailed design features of our fabrics are woven right into them. This is the distinguishing feature of Jacquards. Every one of our Jacquard designs is unique and copyrighted. That's why our fabrics are not commodities and why our copyrights are one of our most important assets.

        Our product line is very broad. We have over 3,000 fabric patterns in our line -- covering all of the important price points and styles, including a significant number of plain fabrics to complement our Jacquard designs -- and we introduce over 700 new fabric designs to the market every year.

        Our Whitaker Collection'tm' fabrics offer our higher-end customers a differentiated product. Some of our Whitaker Collection fabrics feature our Ankyra'tm' chenille yarns. These yarns represent just one of the advantages of vertical integration. With them, we've been able to construct durable, abrasion-resistant chenille fabrics -- opening up new opportunities for us -- and for our customers.

                                  [PHOTO PAGE]

                                  [PHOTO PAGE]

        The new line of Quaker Plush'tm' fabrics we introduced last year also brought something distinctly different to the market -- affordable fabrics which were rich in appearance -- durable -- and extraordinarily soft. Their uniqueness has resulted in enormous demand.

        The innovative, specialty yarns we design and make contribute to the distinctive look of our products, and we produce almost all of the specialty yarns we need to weave our fabrics. In addition, we have taken our yarn expertise and turned it into a business of its own by marketing our specialty yarns to manufacturers of home furnishings and apparel products throughout the United States. Like our fabrics, our yarns compete primarily on their styling and performance, contributing to our strong margin and profit performance.

VERTICAL INTEGRATION

Vertical integration plays a major role in our ability to maintain our status as a design leader on the fabric side of our business. And using our own specialty yarns to produce our fabrics provides us with cost and delivery advantages as well.

        The company is also vertically integrated in terms of its fabric finishing operations. Finishing our own fabrics not only allows us to control the quality of the process -- but also provides us with additional design, cost and delivery advantages. Our Quaker Plush products are a good example of this. The unique look and softer feel of these products come from the technical expertise we brought to bear on the development of a special finishing process for them.

CUSTOMERS

Our long list of customers reflects who we are as a company and the work we have done to identify new markets for our products. Our customer base includes virtually every significant domestic furniture manufacturer. We have also made a commitment to the international market -- and a significant part of our growth over the past few years is attributable to the work we've done to make Quaker a truly global player.

CUSTOMER SERVICE AND PRODUCT QUALITY

Our customers want a total package from us that includes not only outstanding designs but also quality products and superior service. One of the things we do for our key customers is create special designs exclusively for them. We also have a comprehensive quality control program in place to build quality directly into our products -- and, last December, we achieved ISO 9001 certification on a company-wide basis, from new product design to product shipment.

        Prompt delivery is important to our customers. They can have immediate delivery on any of the products we have in inventory at our distribution centers in North Carolina, Mississippi, California, and Mexico. Our objective is to get the rest of our products to our customers within four to six weeks. However, capacity constraints and unprecedented demand for our products have caused our production backlog to increase to record levels, and our delivery lead times are now longer than we like to see them. We are working to address this problem by moving the new equipment included in our capacity expansion plan into production as quickly as our equipment suppliers can deliver it to us.

COMPETITIVE STRENGTHS

Product excellence and vertical integration are Quaker's two most important competitive strengths. It is our expertise in the new product development area -- including our technical expertise -- which has allowed us to differentiate our products -- develop the broad product line needed to be a full service supplier to our customers -- and grow faster than our competitors.

        But our vertically integrated operations are also absolutely critical. They give our designers unique tools to style with. And our modern, efficient manufacturing base gives us the productivity levels and unit cost advantages we need to offer our products at competitive prices.

        Each of these strengths is just as important to us in the international market as it is in the United States -- and we've built a worldwide distribution system over the last several years to take full advantage of that. And all of these strengths, taken together, make us a superior performer in this industry -- have resulted in industry-leading margins and value to our customers in the past -- and promise exciting growth opportunities for us in the future.

GROWTH STRATEGY

Quaker's growth strategy is intended to produce sustained, superior growth over the long term by taking full advantage of our competitive strengths. The key components of our strategy include:

     INCREASING SALES TO THE MIDDLE- TO BETTER-END SEGMENT In 1990, we decided to begin designing fabrics for the middle- to better-end of the market, without giving up our strong position with our high volume, promotional-end customers. Our objective was to reposition Quaker as a full service supplier to the entire domestic residential fabric market. Sales of Quaker's middle- to better-end fabrics have increased rapidly, from about $66.0 million in 1992 -- to almost $133.0 million last year, for a compound annual growth rate of almost 15%. Without neglecting our promotional-end customers -- who continue to demand large volumes of "fashion forward" Quaker fabrics at value prices -- the new products we have introduced for the middle- to better-end of the market have moved us into a leadership position in that segment as well.

     EXPANDING INTERNATIONAL SALES Just as we did with the expansion of our sales to the middle- and better-end of the market, we decided to leverage our design and manufacturing strengths to begin penetrating promising markets around the globe. The advantages were clear -- diversifying market risks and gaining the opportunity for increased sales, at higher margins. Last year we sold almost $40.0 million of fabric outside the United States, and we remain convinced that the export market offers significant revenue and profit potential for us.

     CAPITALIZING ON CASUAL FURNITURE GROWTH Today's consumers are looking for soft, comfortable, livable furniture -- resulting in tremendous growth in casual furniture sales over the past few years. Quaker is well positioned to benefit from the rapid growth of this furniture segment -- where soft, durable, distinctive fabrics, such as Quaker's Ankyra and Quaker Plush chenilles, are in strong demand.

     PENETRATING RELATED MARKETS The superior styling and performance of our fabrics and yarns provide opportunities to penetrate markets closely related to our core residential fabric business. Our Whitaker Collection and Quaker Plush products have been well received in the jobber market. The company's Ankyra yarns are opening up exciting new opportunities for us in the office furniture market, where durability and abrasion resistance are critical. And there are other markets out there that are a natural fit for a company like Quaker.

     GROWING SPECIALTY YARN SALES We also plan to continue growing our specialty yarn business. Our outside yarn sales have increased from about $10.0 million in 1993 to almost $33.0 million last year, a CAGR of almost 35%. We're convinced that our position as the largest chenille yarn producer in the world, combined with our broad range of novelty spun yarns, will enable us to continue developing new markets and applications for all of our yarn products.

     CONSIDERING ACQUISITION OPPORTUNITIES Although our growth to date has been the result of internal initiatives, we are alert to acquisition opportunities which would either support our new market development objectives -- or bring some unique and complementary product, manufacturing or technical capability to Quaker.

TAKING CARE OF TODAY -- PREPARING FOR TOMORROW

Our operating strategy last year was to take care of today and prepare for tomorrow as efficiently and profitably as possible. "Taking care of today" meant that we needed to make and ship as much product as we could to respond to order rates that were more than 15% ahead of 1996 during 1997 as a whole -- more than 40% ahead during the fourth quarter. And we needed to move the new manufacturing equipment included in our capacity expansion plan into production fast -- to support our long-term growth. Our challenge this year is to capture the opportunities our strong product line and worldwide distribution system have given us by using our increased capacity to generate additional sales and profits -- because we believe no other company in our industry today is as well positioned as Quaker to continue growing and prosperi ng over the long-term.

                                  [PHOTO PAGE]

                                  [PHOTO PAGE]

SELECTED FINANCIAL DATA

(In thousands, except per share and per yard data)


QUAKER FABRIC CORPORATION AND SUBSIDIARIES


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

                                                                      Fiscal Year Ended
                                                  --------------------------------------------------------------------
                                                   January 3,    January 4,   December 30,   December 31,   January 1,
                                                      1998          1997(1)     1995             1994          1994
                                                  --------------------------------------------------------------------
INCOME STATEMENT DATA:
Net sales .....................................     $ 219,174     $ 198,856     $ 173,487     $ 180,842     $ 147,867
Cost of products sold .........................       167,401       152,787       137,083       133,168       110,753
                                                  --------------------------------------------------------------------
Gross margin ..................................        51,773        46,069        36,404        47,674        37,114
Selling, general and
  administrative expenses......................        32,311        29,121        26,176        27,560        22,292
                                                  --------------------------------------------------------------------
Operating income ..............................        19,462        16,948        10,228        20,114        14,822
Interest expense, net .........................         3,700         4,092         3,898         3,863         4,936
Other expenses, net ...........................            65            77            98            34           299
                                                  --------------------------------------------------------------------
Income before provision
  for income taxes and
  extraordinary item ..........................        15,697        12,779         6,232        16,217         9,587
Provision for income taxes ....................         4,584         4,217           712         6,691         4,218
                                                  --------------------------------------------------------------------
Income before
  extraordinary item ..........................        11,113         8,562         5,520         9,526         5,369
Extraordinary item:  loss on
  extinguishment of debt ......................          --            --            --            --          (2,550)
Net income ....................................        11,113         8,562         5,520         9,526         2,819
Preferred stock dividends .....................          --            --            --            --              70
                                                  --------------------------------------------------------------------
Net income applicable to
  common stock ................................     $  11,113     $   8,562     $   5,520     $   9,526     $   2,749
Earnings per common share
  before extraordinary item(2)--diluted .......     $    1.28     $    1.03     $    0.67     $    1.15     $    0.75
Extraordinary item ............................          --            --            --            --           (0.30)
                                                  --------------------------------------------------------------------
Earnings per common share(2)--diluted .........     $    1.28     $    1.03     $    0.67     $    1.15     $    0.45
                                                  --------------------------------------------------------------------
Weighted average shares outstanding(2).........         8,681         8,332         8,293         8,301         8,536
                                                  --------------------------------------------------------------------
Earnings per common share--basic(2)............     $    1.34     $    1.07     $    0.69     $    1.19     $    0.34
                                                  --------------------------------------------------------------------
Weighted average shares
 outstanding-basic(2)...........................        8,274         8,021         8,021         8,010         8,010
                                                  --------------------------------------------------------------------
ELECTED OPERATING DATA:
EBITDA(3)......................................     $  28,479     $  24,569     $  16,821     $  25,920     $  19,710
Depreciation and amortization .................         8,511         7,437         6,462         5,603         5,019
Net capital expenditures(4)....................        25,484        11,979        13,165        18,727        10,558
Unit volume (in yards) ........................        44,976        43,552        40,761        41,641        36,289
Average gross sales price per yard ............     $    4.23     $    4.05     $    3.88     $    4.06     $    3.87

BALANCE SHEET DATA:
Working capital ...............................     $  42,634     $  32,620     $  30,780     $  30,994     $  25,915
Total assets ..................................       178,088       148,832       138,117       130,476       109,908
Long-term debt, net of current
 portion,  and capital leases ..................       52,772        42,235        45,118        43,845        35,172
Stockholders' equity ..........................        82,313        66,572        57,850        52,589        43,574


(1) The fiscal year ended January 4, 1997 was a 53-week period.

(2) Earnings per share for Fiscal 1994, 1995, 1996 and 1997 is computed using the weighted average number of common shares and common share equivalents outstanding during the year. Earnings per share for Fiscal 1993 gives effect to the 1993 Recapitalization and the use of proceeds from the 1993 Offering as if both events had occurred at the beginning of 1993.

(3) Represents income from continuing operations before extraordinary items plus interest, taxes, depreciation, amortization and other non-cash expenses. Although the Company has measured EBITDA consistently between the periods presented, EBITDA as a measure of liquidity is not governed by GAAP and, as such, may not be comparable to other similarly titled measures of other companies. The Company believes that EBITDA, while providing useful information, should not be considered in isolation or as an alternative to either (i) operating income determined in accordance with GAAP as an indicator of operating performance or (ii) cash flows from operating activities determined in accordance with GAAP as a measure of liquidity.

(4) Net capital expenditures reflect assets acquired by purchase and capital lease.

CONSOLIDATED BALANCE SHEETS

(Dollars in thousands)


QUAKER FABRIC CORPORATION AND SUBSIDIARIES



                                                                                     January 3,      January 4,
                                                                                        1998            1997
                                                                                     --------------------------
  ASSETS
  Current assets:
      Cash .....................................................................     $     234      $     385
      Accounts receivable, less allowances of $1,479 and $2,052 at
         January 3, 1998 and January 4, 1997, respectively,
         for doubtful accounts and sales returns and allowances ................        32,996         26,261
      Inventories ..............................................................        32,176         26,957
      Prepaid income taxes .....................................................            25            694
      Prepaid expenses and other current assets ................................         4,688          3,617
                                                                                     --------------------------
          Total current assets .................................................        70,119         57,914
Property, plant and equipment, net of depreciation and amortization ............       101,307         84,045
Other assets:
      Goodwill, net of amortization ............................................         6,204          6,397
      Deferred financing costs .................................................           251            322
      Other assets .............................................................           207            154
                                                                                     --------------------------
          Total assets .........................................................     $ 178,088      $ 148,832
                                                                                     ==========================
LIABILITIES AND STOCKHOLDERS' EQUITY
Current liabilities:
      Current portion of debt ..................................................     $     995      $     951
      Current portion of capital lease obligations .............................         1,167          1,532
      Accounts payable .........................................................        18,203         14,384
      Accrued expenses and taxes ...............................................         7,120          8,427
                                                                                     --------------------------
          Total current liabilities ............................................        27,485         25,294
Long-term debt, less current portion ...........................................        47,436         35,731
Capital lease obligations, less current portion ................................         5,336          6,504
Deferred income taxes ..........................................................        13,771         11,649
Other long-term liabilities ....................................................         1,747          3,082
Commitments and contingencies
Redeemable preferred stock:
      Series A convertible, $.01 par value per share, liquidation
         preference $1,000 per share, 50,000 shares authorized, none issued          --             --
Stockholders' equity:
      Common stock, $.01 par value per share,  20,000,000 shares authorized;
         8,400,684 and 8,021,097 shares issued and outstanding at January 3
         1998 and January 4, 1997, respectively .....................                       84             80
      Additional paid-in capital ...............................................        46,572         41,948
      Retained earnings ........................................................        37,072         25,959
      Cumulative translation adjustment ........................................        (1,415)        (1,415)
                                                                                     --------------------------
             Total stockholders' equity ........................................        82,313         66,572
                                                                                     --------------------------
             Total liabilities and stockholders' equity ........................     $ 178,088      $ 148,832
                                                                                     ==========================




  The accompanying notes are an integral part of these consolidated financial statements.

CONSOLIDATED STATEMENTS OF INCOME

(Amounts in thousands, except per share amounts)



QUAKER FABRIC CORPORATION AND SUBSIDIARIES


                                                                           Fiscal Year Ended
                                                                 -----------------------------------
                                                                 January 3,  January 4, December 30,
                                                                    1998        1997      1995
                                                                 -----------------------------------
Net sales ......................................................   $219,174   $198,856   $173,487
Cost of products sold ..........................................    167,401    152,787    137,083
                                                                 -----------------------------------
Gross margin ...................................................     51,773     46,069     36,404
Selling, general and administrative expenses ...................     32,311     29,121     26,176
                                                                 -----------------------------------
Operating income ...............................................     19,462     16,948     10,228

Other expenses:
  Interest expense, net ........................................      3,700      4,092      3,898
  Other, net ...................................................         65         77         98
                                                                 -----------------------------------
Income before provision for income taxes .......................     15,697     12,779      6,232
Provision for income taxes .....................................      4,584      4,217        712
                                                                 -----------------------------------
Net income .....................................................     11,113      8,562      5,520
                                                                 -----------------------------------
Earnings per common share - basic ..............................   $   1.34   $   1.07   $   0.69
                                                                 -----------------------------------
Earnings per common share - diluted ............................   $   1.28   $   1.03   $   0.67
                                                                 -----------------------------------
Weighted average shares outstanding - basic ....................      8,274      8,021      8,021
                                                                 -----------------------------------
Weighted average shares outstanding - diluted ..................      8,681      8,332      8,293
                                                                 -----------------------------------

  The accompanying notes are an integral part of these consolidated financial statements.

CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY

(Dollars in thousands, except share amounts)


QUAKER FABRIC CORPORATION AND SUBSIDIARIES


                                                            Additional              Cumulative      Total
                                                 Common      Paid-in     Retained   Translation   Stockholders'
                                                  Stock      Capital     Earnings    Adjustment      Equity
                                                 --------------------------------------------------------------
Balance, December 31, 1994 ....................   $   80      $41,380      $11,877       (748)    $ 52,589
      Stock option compensation expense .......       --          229        --           --           229
      Net income ..............................       --          --         5,520        --         5,520
      Issuance of 10,618 shares of common stock
         under stock option plan .........            --           78        --           --            78
      Foreign currency translation adjustment .       --          --         --          (566)        (566)
                                                 --------------------------------------------------------------
Balance, December 30, 1995 ....................   $   80      $41,687      $17,397   $ (1,314)    $ 57,850)
      Stock option compensation expense .......       --          261        --          --            261
      Net income ..............................       --          --         8,562       --          8,562
      Foreign currency translation adjustment .       --          --         --          (101)        (101)
                                                 --------------------------------------------------------------
Balance, January 4, 1997 ......................   $   80      $41,948      $25,959    $(1,415)    $ 66,572
      Stock option compensation expense .......       --          571        --           --           571
      Net income ..............................       --          --        11,113        --        11,113
      Proceeds from sale of 300,000 shares
        of common stock, net of expenses.......        3        3,264        --           --         3,267
      Proceeds from stock options exercised,
         including tax benefits ...............        1          789        --           --           790
                                                 --------------------------------------------------------------
BALANCE, JANUARY 3, 1998 ......................   $   84      $46,572      $37,072    $(1,415)    $ 82,313
                                                 ===============================================================



   The accompanying notes are an integral part of these consolidated financial statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(Dollars in thousands)


QUAKER FABRIC CORPORATION AND SUBSIDIARIES


                                                                                           Fiscal Year Ended
                                                                           ------------------------------------------------
                                                                           January 3,       January 4,        December 30,
                                                                              1998             1997              1995
                                                                           ------------------------------------------------
  Cash flows from operating activities:
      Net income .......................................................    $11,113            $8,562           $  5,520
      Adjustments to reconcile net income to
        net cash provided by operating activities--
        Depreciation and amortization ..................................      8,511            7,437               6,462
        Stock option compensation expense ..............................        571              261                 229
        Deferred income taxes ..........................................      1,570            1,134                (200)
      Changes in operating assets and liabilities--
        Accounts receivable ............................................     (6,735)          (2,050)              1,398
        Inventories ....................................................     (5,219)          (4,581)               (871)
        Prepaid expenses and other current assets ......................       (455)             657              (1,374)
        Accounts payable and accrued expenses ..........................      2,512            4,078               1,158
        Deferred income taxes ..........................................        552               (8)                (53)
        Other long-term liabilities ....................................     (1,335)            (684)               (245)
                                                                           ------------------------------------------------
              Net cash provided by operating activities ................     11,085           14,806              12,024
                                                                           ------------------------------------------------
Cash flows from investing activities:
      Purchases of property, plant and equipment .......................    (25,484)         (11,979)            (13,165)
      Sale of equipment ................................................       --               --                   212
                                                                           ------------------------------------------------
              Net cash used for investing activities ...................    (25,484)         (11,979)            (12,953)
                                                                           ------------------------------------------------
Cash flows from financing activities:
      Proceeds from issuance of short-term and long-term debt ..........     45,000             --                34,500
      Repayments of debt ...............................................    (33,251)          (1,278)            (31,912)
      Repayments of capital leases .....................................     (1,533)          (1,249)             (1,171)
      Capitalization of financing costs ................................        (25)             (14)               (135)
      Proceeds from issuance of common stock, net of
         offering expenses .............................................      3,267             --                   --
      Proceeds from exercise of common stock options ...................        790             --                    78
                                                                           ------------------------------------------------
              Net cash provided (used) by financing activities .........     14,248           (2,541)              1,360
Effect of exchange rates on cash .......................................       --               (101)               (566)
                                                                           ------------------------------------------------
Net increase (decrease) in cash and cash equivalents ...................       (151)             185                (135)
Cash and cash equivalents, beginning of period .........................        385              200                 335
                                                                           ------------------------------------------------
Cash and cash equivalents, end of period ...............................    $   234         $    385              $  200
                                                                           ================================================
Supplemental disclosure of cash flow information:
      Cash paid for--
            Interest ...................................................    $ 3,108         $  3,916            $  4,043
            Income taxes ...............................................    $ 3,648         $    829            $  1,881


   The accompanying notes are an integral part of these consolidated financial statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Dollars in thousands except per share amounts)



QUAKER FABRIC CORPORATION AND SUBSIDIARIES


  1. OPERATIONS

Quaker Fabric Corporation and subsidiaries (the "Company" or "Quaker") designs, manufactures and markets woven upholstery fabrics for residential furniture markets and specialty yarns for use in the production of its own fabrics and for sale to manufacturers of home furnishings and other products.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

(A) PRINCIPLES OF CONSOLIDATION

The accompanying consolidated financial statements include the accounts of Quaker Fabric Corporation and its wholly owned subsidiaries. All significant intercompany balances and transactions have been eliminated.

(B) FISCAL YEAR

The Company's fiscal year ends on the Saturday nearest to January 1 of each year. The fiscal years ended January 3, 1998 and December 30, 1995 contained 52 weeks while the fiscal year ended January 4, 1997 contained 53 weeks.

(C) INVENTORIES

Inventories are stated at the lower of cost or market and include materials, labor and overhead. Cost is determined by the last-in, first-out (LIFO) method. Inventories consist of the following at January 3, 1998 and January 4, 1997:

                                      January 3,   January 4,
                                        1998         1997
                                      -----------------------
        Raw materials ............     $14,430     $11,127
        Work-in-process ..........       9,917       8,421
        Finished goods ...........       8,092       7,500
                                      -----------------------
          Inventory at FIFO.......      32,439      27,048
        LIFO reserve..............         263          91
                                      -----------------------
          Inventory at LIFO.......     $32,176     $26,957
                                      =======================

(D) PROPERTY, PLANT AND EQUIPMENT

Property, plant and equipment are stated at cost. The Company provides for depreciation on property and equipment on a straight-line basis over their estimated useful lives as follows:


        Buildings and improvements............              32-39 years
        Machinery and equipment...............               3-20 years
        Furniture and fixtures................                 10 years
        Motor vehicles .......................                4-5 years

Leasehold improvements are amortized on a straight-line basis over the shorter of the estimated life of the assets or the remaining lease term.

(E) GOODWILL

Goodwill represents the excess of the purchase price over the fair value of identifiable net assets acquired. Goodwill is amortized on a straight-line basis over 40 years. Accumulated amortization is $1,507 and $1,314 at January 3, 1998 and January 4, 1997, respectively. Amortization expense was approximately $193 for both years. The Company's policy is to evaluate annually whether the useful life of goodwill should be revised or whether the remaining balance has been impaired. When evaluating impairment, the Company uses an estimate of future operating income over the remaining goodwill life to measure whether the goodwill is recoverable.

(F) INCOME TAXES

Deferred tax assets and liabilities are determined based on the difference between the financial statement and tax basis of assets and liabilities using enacted tax rates in effect for the year in which the differences are expected to reverse.

(G) DEFERRED FINANCING COSTS

Financing costs related to certain loans and capital leases have been capitalized and are being amortized over the life of the related loan or capital lease. Accumulated amortization was $409 and $313 as of January 3, 1998 and January 4, 1997, respectively.

(H) EARNINGS PER COMMON SHARE

The Company has adopted Statement of Financial Accounting Standards (SFAS) No. 128, "Earnings per Share," effective December 15, 1997. Basic income per common share is computed by dividing net income by the weighted average number of common shares outstanding during the period. For diluted income per share, the denominator also includes dilutive outstanding stock options determined using the treasury stock method. The following table reconciles weighted average common shares outstanding to weighted average shares outstanding and dilutive potential common shares.

                                                    -----------------------------------------
                                                    January 3,  January 4,      December 30,
                                                      1998         1997             1995
                                                    -----------------------------------------
Weighted average common shares outstanding .......     8,274      8,021           8,021
Dilutive potential common shares .................       407        311             272
                                                    -----------------------------------------
Weighted average common shares outstanding
 and dilutive potential common shares ............     8,681      8,332           8,293
                                                    -----------------------------------------

(I) FOREIGN CURRENCY TRANSLATION

The assets and liabilities of the Company's Mexican operations are translated at period-end exchange rates, and statement of income accounts are translated at weighted average exchange rates. Prior to 1997, the resulting translation adjustments are included in the consolidated balance sheet as a separate component of equity, "Cumulative Translation Adjustment," and foreign currency transaction gains and losses are included in the consolidated statements of income. In 1997, Mexico was designated a "highly inflationary country" and accordingly, the Company recorded translation gains and losses in the income statement rather than as a separate component of equity. In accordance with SFAS No. 52, Foreign Currency Translation, the translation adjustments for periods prior to Fiscal 1997 remain as a separate component of equity.

(J) IMPAIRMENT OF LONG-LIVED ASSETS

The Company periodically assesses the realizability of its long-lived assets in accordance with SFAS No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of." Based on its review, the Company does not believe that any material impairment of its long-lived assets has occurred.

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

(L) FAIR VALUE OF FINANCIAL INSTRUMENTS

The Company's financial instruments consist mainly of cash and cash equivalents, accounts receivable, current maturities of long term debt, accounts payable, and long term debt. The carrying amount of these financial instruments as of January 3, 1998 approximates fair value due to the short term nature and terms of these instruments.

(M) RECLASSIFICATIONS

Certain reclassifications have been made to the prior years' financial statements to conform with the presentation of the Fiscal 1997 Financial Statements.

3. PROPERTY, PLANT AND EQUIPMENT

Property, plant and equipment consisted of the following:

                                                           January 3,  January 4,
                                                              1998        1997
                                                           ----------------------
Land .................................................     $    236     $    236
Buildings and improvements ...........................       18,408       17,559
Leasehold improvements ...............................          485          309
Machinery and equipment ..............................      112,927       94,541
Furniture and fixtures ...............................        1,428        1,292
Motor vehicles .......................................          331          330
Construction in progress .............................        5,201        1,899
                                                           ----------------------
                                                            139,016      116,166
Less-- Accumulated depreciation and amortization .....       37,709       32,121
                                                           ----------------------
                                                           $101,307     $ 84,045
                                                           ======================

Included in machinery and equipment is equipment under capital lease of $11,419 as of January 3, 1998 and $12,644 as of January 4, 1997. The Company is depreciating the equipment over economic useful lives of 15 to 20 years, which is greater than the lease terms, because the Company intends to exercise its option to purchase the equipment at the end of the initial lease terms at fair market value.

4. ACCRUED EXPENSES AND TAXES

 Accrued expenses and taxes consisted of the following:

                                                         January 3,      January 4,
                                                            1998           1997
                                                           ----------------------
Accrued workers' compensation ....................         $1,300         $1,500
Accrued medical insurance ........................          1,492          1,766
Accrued other, including taxes ...................          4,328          5,161
                                                           ----------------------
                                                           $7,120         $8,427
                                                           ======================

5. DEBT

Debt consisted of the following:

                                                                       January 3,  January 4,
                                                                         1998         1997
                                                                       -----------------------
7.18% Senior Notes due October 10, 2007 ............................     $30,000    $  --
7.09% Senior Notes due October 10, 2005 ............................      15,000       --
6.81% Series A Notes due December 15, 2002 .........................     --           30,000
Unsecured credit facility payable to several banks .................       1,700       4,000
9.73% Note payable in monthly principal and
   interest installments of $81 through August
   1999, secured by certain equipment ..............................       1,498       2,287
Notes payable in monthly principal installments of $13 plus interest until July 1998 and $6 plus interest from August 1998 to
   July 2000, interest at prime plus 1% (9.50% at January 3, 1998
   and 9.25% at January 4, 1997), secured by certain equipment .....         233         395
                                                                       -----------------------
                                                                          48,431      36,682
Less-- Current portion .............................................         995         951
                                                                       -----------------------
                                                                         $47,436     $35,731
                                                                       ========================

On October 10, 1997, the Company issued $30,000 of 7.18% Senior Notes and $15,000 of 7.09% Senior Notes (the "Senior Notes"). The Senior Notes were issued as part of a revision to the 6.81% Series A Note Agreement that increased the Company's borrowings by $15,000 and replaced the 6.81% Series A Notes with the Senior Notes. The Senior Notes are unsecured and bear interest at a fixed rate of 7.18% and 7.09%, payable semiannually. The Senior Notes may be prepaid in whole or in part prior to maturity, at the Company's option, subject to a yield maintenance premium, as defined. Required principal payments of the Senior Notes are as follows:

                                   7.18% Note  7.09% Note
        October 10, 2003.........      $   --     $ 5,000
        October 10, 2004.........          --       5,000
        October 10, 2005.........          --       5,000
        October 10, 2006.........       15,000         --
        October 10, 2007.........       15,000         --
                                     -----------------------
                                       $30,000    $15,000
                                     -----------------------
                                     -----------------------

Under the terms of the unsecured credit facility (the "Credit Agreement"), the Company may borrow up to $50,000 through December 31, 2002. Advances made under the Credit Agreement bear interest at either the prime rate or the Eurodollar (Libor) rate plus an "Applicable Margin." The Applicable Margin on advances is adjusted quarterly based on the Company's Leverage Ratio as defined in the Credit Agreement. The Applicable Margin for Eurodollar (Libor) advances may range from 0.625% to 1.5%. The Company is also required to pay certain fees including a commitment fee which will vary based on the Company's Leverage Ratio. As of January 3, 1998, the commitment fee is 0.375% of the unused portion of the Credit Agreement which was $48,027, net of $273 of outstanding letters of credit. As of January 3, 1998, the Company had $1,700 outstanding under the Credit Agreement at an effective interest rate of 8.5%. As of January 4, 1997, the Company had $4,000 outstanding under the Credit Agreement at an effective interest rate of 7.0%.

The Company is required to comply with a number of affirmative and negative covenants under the Credit Agreement and the Senior Notes. Among other things, the Credit Agreement and the Senior Notes require the Company to satisfy certain financial tests and ratios (including interest coverage ratios, leverage ratios, and net worth requirements.) The Credit Agreement and the Senior Notes also impose limitations on the Company's ability to incur additional indebtedness, create certain liens, incur capital lease obligations, declare and pay dividends, make certain investments, make capital expenditures, and purchase, merge or consolidate with or into any other corporation. As of January 3, 1998, the Company is in compliance with all debt covenants.


As of January 3, 1998, debt principal payments for each of the next five fiscal years and thereafter are as follows:


        1998...............     $    995
        1999...............          700
        2000...............        1,736
        2001...............          --
        2002...............          --
        Thereafter.........       45,000
                               ---------
                                 $48,431
                               ----------
                               ----------

6. INCOME TAXES

Income before provision for income taxes consists of:

                                                   Fiscal Year Ended
                                       ------------------------------------------
                                        January 3,    January 4,    December 30,
                                          1998           1997           1995
                                       ------------------------------------------
        Domestic......................   $14,471       $12,200        $ 6,184
        Foreign ......................     1,226           579             48
                                       ------------------------------------------
                                         $15,697       $12,779        $ 6,232
                                       ------------------------------------------
                                       ------------------------------------------

 The following is a summary of the provision (benefit) for income taxes:

                                                       Fiscal Year Ended
                                           ----------------------------------------
                                           January 3,    January 4,    December 30,
                                              1998          1997           1995
                                           ----------------------------------------
      Federal
         Current ........................   $ 2,544       $ 2,510       $   725
         Deferred .......................     1,341         1,300         1,703
                                           ----------------------------------------
                                            $ 3,885       $ 3,810       $ 2,428
                                           ----------------------------------------
      State
         Current ........................   $   410       $   573       $   187
         Deferred ......,,,,,............      (195)         (166)       (1,903)
                                           ----------------------------------------
                                            $   215       $   407       $(1,716)
                                           ----------------------------------------
      Foreign
         Current ........................   $    60       $  --         $  --
         Deferred .......................       424          --            --
                                           ----------------------------------------
                                            $   484       $  --         $  --
                                           ----------------------------------------
                                            $ 4,584       $ 4,217       $   712
                                           ----------------------------------------
                                           ----------------------------------------

A reconciliation between the provision for income taxes before extraordinary item computed at U.S. federal statutory rates and the amount reflected in the accompanying consolidated statements of income is as follows:

                                                                            Fiscal Year Ended
                                                                 --------------------------------------------
                                                                 January 3,      January 4,      December 30,
                                                                    1998             1997             1995
                                                                 --------------------------------------------
Computed expected tax provision ................................  $ 5,494            $ 4,345       $ 2,119
      Increase in taxes resulting from:
         Amortization of goodwill ..............................       67                 67            67
         State and foreign income taxes, net
           of federal benefit ..................................      893                583           385
      Decrease in taxes resulting from:
         State investment tax credits,
           net of federal provision ............................   (1,075)              (319)         (452)
         Reversal of state deferred taxes due
           to change in tax law, net of federal provision.......       --                 --        (1,050)
         Reversal of tax reserves no longer required..... ......   (1,081)              (308)          (48)
         Foreign sales corporation benefit .....................     (485)              (245)         (270)
         Valuation allowance ...................................      750                 --            --
         Other .................................................       21                 94           (39)
                                                                 --------------------------------------------
                                                                  $ 4,584            $ 4,217       $   712
                                                                 ============================================


At January 3, 1998, the Company had net operating loss carryforwards of approximately $1,712 for federal income tax purposes available to offset future taxable income which have been benefitted for financial reporting purposes. These carryforwards expire from 2001 to 2005. Additionally, the Company has available for use $951 of federal tax credit carryforwards, of which approximately $696 expire from 1999 to 2005. The remaining tax credit carryforwards have no expiration dates. The timing and use of the net operating loss carryforwards and the tax credit carryforwards are limited under federal income tax legislation. In addition, the Company has approximately $2,000 of state investment tax credits. These tax credits have no expiration date; however, the timing and use of these credits is limited under the applicable state income tax legislation.

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

The significant items comprising the domestic deferred tax asset/liability are as follows:

                                                                          January 3, 1998                      January 4, 1997
                                                                 -------------------------------------------------------------------
                                                                      Current        Long-term             Current         Long-term
                                                                 -------------------------------------------------------------------
Assets:
  Net operating loss carryforwards ..........................         $    270         $    355          $    259          $    599
  Tax credit carryforwards ..................................              192            2,817               191               951
  Receivable reserves .......................................              197             --                 718              --
        Other ...............................................            1,112            1,245             1,311             1,123
                                                                 ------------------------------------------------------------------
        Total assets ........................................         $  1,771         $  4,417          $  2,479          $  2,673
        Valuation allowance .................................             --               (750)             --                --
                                                                 ------------------------------------------------------------------
  Total assets, net of valuation allowance ..................         $  1,771         $  3,667          $  2,479          $  2,673
                                                                 ------------------------------------------------------------------
Liabilities:
   Property basis differences ...............................         $   --           $(17,582)         $   --            $(14,832)
   Inventory basis differences ..............................           (1,177)           --               (1,292)             --
                                                                 ------------------------------------------------------------------
          Total liabilities .................................         $ (1,177)        $(17,582)         $ (1,292)         $(14,832)
                                                                 ------------------------------------------------------------------
             Net assets (liabilities) .......................         $    594         $(13,915)         $ (1,187)         $(12,159)
                                                                 ==================================================================

  The Company has provided a valuation allowance for a portion of certain state tax credits that may not be realized. The significant items comprising the foreign deferred tax asset/liability are as follows:

                                                               January 3, 1998               January 4, 1997
                                                          ----------------------------------------------------------
                                                          Current        Long-term        Current        Long-term
                                                          ----------------------------------------------------------
      Assets:
         Net operating loss carryforwards ............... $--             $ 144          $--                 $ 510
      Liabilities:
         Inventory ...................................... $(569)          $--            $(506)              $ --
                                                         -----------------------------------------------------------
                 Net assets (liabilities) ............... $(569)          $ 144          $(506)              $ 510
                                                         ===========================================================

7. COMMITMENTS AND CONTINGENCIES

(A) LITIGATION AND ENVIRONMENTAL CLEANUP MATTERS

The Company is engaged in certain routine environmental cleanup matters. In the opinion of management, the costs associated with these cleanup matters are not expected to materially affect the Company's financial condition, results of operations or liquidity.

(B) LEASES

The Company leases certain facilities and equipment under operating lease agreements and capital lease agreements that expire at various dates from the current year to the year 2002. As of January 3, 1998, the aggregate minimum future commitments under leases are as follows:

                                             Capital         Operating       Total
                                             Leases           Leases        Leases
                                          ------------------------------------------
        1998............................    $  1,651        $   937        $ 2,588
        1999............................       2,240            703          2,943
        2000............................       1,094            443          1,537
        2001............................       2,080            343          2,423
        2002............................         725            155            880
        Thereafter......................         --              39             39
                                            ---------------------------------------
                                            $  7,790        $ 2,620        $10,410
                                                            -----------------------
        Less -- Amount representing
             interest...................       1,287
                                            ---------
                                            $  6,503
        Less-- Current portion..........       1,167
                                            ---------
                                            $  5,336
                                            ---------

Rent expense for operating leases for the years ended January 3, 1998, January 4, 1997 and December 30, 1995 was $953, $1,276 and $1,561, respectively.

(C) LETTERS OF CREDIT

In the normal course of its business activities, the Company is required under certain contracts to provide letters of credit which may be drawn down in the event the Company fails to perform under the contracts. As of January 3, 1998 and January 4, 1997, the Company has issued or agreed to issue letters of credit totaling $273 and $472, respectively.

(D) EMPLOYMENT CONTRACT

In 1997, the Company's Board of Directors approved an amendment to the President and Chief Executive Officer's Employment Agreement (the "Employment Agreement"). The Employment Agreement provides for Mr. Liebenow to continue to serve as President and Chief Executive Officer of the Company on a full-time basis through March 12, 2002, subject to an automatic three-year extension, unless terminated by the Company upon one year's prior notice. The Employment Agreement provides for an initial base salary of $600, subject to such annual increases as may be determined by the Board of Directors, as well as certain benefits and reimbursement of expenses. If the Employment Agreement had terminated as of January 3, 1998, Mr. Liebenow would have been entitled to receive $1,980 (in the event of a voluntary termination, termination for cause or for any other reason).

8. STOCK OPTIONS

In 1993, the Company adopted the 1993 Stock Option Plan for Company officers, and options to purchase a total of 635,795 shares of common stock were granted to certain officers that year. The difference of $1,186 between the fair market value at the grant date and the exercise price of these options was charged to compensation expense over five years. During 1996, additional options to purchase 94,000 shares of common stock were granted to certain officers under the 1993 Stock Option Plan. The difference of $348 between the fair market value at the grant date and the exercise price of these options was charged to compensation expense over five years. The 1993 Stock Option Plan provided that all options granted under the plan would vest over five years and be exercisable for ten years except in the event of a change in control, in which case all outstanding options granted pursuant to the plan would vest immediately. Upon the consummation of the Company's public offering of common stock in 1997, all previously unvested options granted under the 1993 Stock Option Plan became immediately exercisable in full, and the amount of unamortized compensation expense of $480 was recorded as a charge to the statement of income at that time.

During 1996, the Company adopted the 1996 Stock Option Plan for key middle managment employees. Options are granted at not less than fair market value, vest over a five year period, and are exercisable for ten years. A total of 100,000 shares are reserved under this plan, and options to purchase 87,300 shares have been granted.

During 1997, the Company adopted the 1997 Stock Option Plan. Options to purchase 330,000 shares of common stock were granted to certain officers under the 1997 Stock Option Plan. These options vest over five years, and are exercisable for ten years. A total of 500,000 shares are reserved under this plan.


During 1995, options to purchase 5,000 shares of common stock were granted to a director of the Company. These options vest over three years and are exercisable for ten years. During 1997, options to purchase an aggregate of 10,000 shares of common stock were granted to two directors of the Company. These options vest over three years and are exercisable for ten years.


During 1997, the Company recorded $571 as stock option compensation expense.

PRO FORMA STOCK-BASED COMPENSATION EXPENSE

In October 1995, the Financial Accounting Standards Board issued SFAS No. 123, "Accounting for Stock-Based Compensation," which sets forth a fair-value-based method of recognizing stock-based compensation expense. As permitted under SFAS No. 123, the Company has elected to continue to apply APB No. 25 to account for its stock-based compensation plans. Had compensation cost for awards granted in Fiscal 1997 and Fiscal 1996 under the Company's stock-based compensation plans been determined based on the fair value at the grant dates consistent with the method set forth in SFAS No. 123, the effect on the Company's net income and earnings per common share would have been as follows:

                                                          1997        1996            1995
                                                        ------------------------------------
Net income
  As reported .......................................   $11,113       $8,562         $5,520
  Pro forma .........................................   $10,787       $8,500         $5,513
Earnings per common share - diluted
  As reported .......................................   $  1.28       $ 1.03         $ 0.67
  Pro forma .........................................   $  1.24       $ 1.02         $ 0.67

Compensation expense for options is reflected over the vesting period; therefore, future compensation expense may be greater as additional options are granted.

The fair value of each option grant was estimated on the grant date using the Black-Scholes option pricing model with the following weighted average assumptions:


                                                1997        1996       1995
                                               ------------------------------
  Volatility .............................     44.83%       60.13%     60.13%
  Risk-free interest rate.................      6.69%        6.44%      7.25%
  Expected life of options................      6.48 years  10 years  10 years

The Black-Scholes option pricing model was developed for use in estimating the fair value of traded options, which have no vesting restrictions and are fully transferable. In addition, option pricing models require the input of highly subjective assumptions, including expected stock price volatility. Because the Company's stock options have characteristics significantly different from those of traded options and because changes in the subjective input assumptions used can materially affect the fair value estimate, in management's opinion, the existing models do not necessarily provide a reliable single measure of the fair value of its stock options.

STOCK OPTION ACTIVITY

A summary of the Company's stock option activity is as follows:

                                                 1997                            1996               1995
                                    ---------------------------------------------------------------------------------
                                                 Weighted                Weighted                        Weighted
                                      Number  Avg. Exercise  Number    Avg. Exercise     Number      Avg. Exercise
                                    of Shares      Price    of Shares       Price       of Shares         Price
                                    ---------------------------------------------------------------------------------
Options outstanding,
   beginning of year ..............   728,207     $ 2.60      587,707      $2.04          593,325         $  2.00
Granted ...........................   391,000     $14.96      142,000      $4.97            5,000         $ 11.00
Exercised .........................   (79,587)    $ 4.25         --         --            (10,618)        $  4.12
Forfeited .........................    (7,700)    $ 8.87       (1,500)     $8.25             --              --
Expired ...........................      --         --           --          --              --              --
Options outstanding,
   end of year .................... 1,031,920     $ 7.11       728,207     $2.60          587,707         $  2.04
Options exercisable ...............   608,470     $ 2.00       351,284     $2.01          233,083         $  1.96
Options available for grant .......   180,200       --          53,400       --            94,000             --
Weighted average fair value
   per share of options granted....     --        $ 8.25         --       $ 6.07             --           $  6.24

A summary of the status of the Company's stock options as of January 3, 1998 is as follows:

                                  -------------------------------------------------------------------
                                   Range of                          Weighted Avg.     Weighted Avg.
                                   Exercise             Number of      Remaining         Exercise
                                    Prices                Shares      Contractual Life     Price
                                  -------------------------------------------------------------------
1993 Plan.................         $ 1.20- 4.12           599,620          5.70           $ 1.89
1996 Plan ................         $ 8.25-13.00            87,300          8.90           $10.97
1997 Plan.................            15.25               330,000          9.40           $15.25
Directors.................         $11.00-15.25            15,000          8.80           $13.83

9. EXPORT SALES

Export sales from the United States to unaffiliated customers by major geographical area were as follows:

                                             Fiscal Year Ended
                                    ------------------------------------------
                                    January 3,    January 4,    December 30,
                                      1998           1997           1995
                                    ------------------------------------------
North America (excluding USA) .......  $11,900     $ 9,900        $ 8,500
Middle East .........................   11,300      13,000          5,800
South America .......................    1,800         700            200
Europe ..............................    2,900       2,500          1,800
All other areas .....................    4,600       4,000          3,200
                                    ------------------------------------------
                                       $32,500     $30,100        $19,500
                                    ==========================================

10. 401(k) PLAN

The Company has established a 401(k) plan (the "401(k) Plan") for eligible employees of the Company who may contribute up to 15% of their annual salaries (up to $9,500) to the 401(k) Plan. All contributions made by an employee are fully vested and are not subject to forfeiture. Each year the Company contributes on behalf of each participating employee an amount equal to 100% of the first $200 contributed by each employee and 25% of the next $800 contributed by such employee, for a maximum annual Company contribution of $400 per employee. An employee is fully vested in the contributions made by the Company upon his or her completion of five years of participation in the 401(k) Plan.

REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

TO QUAKER FABRIC CORPORATION:

We have audited the accompanying consolidated balance sheets of Quaker Fabric Corporation (a Delaware corporation) and subsidiaries as of January 3, 1998 and January 4, 1997, and the related statements of income, changes in stockholders' equity and cash flows for each of the three years ended January 3, 1998. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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


In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Quaker Fabric Corporation and subsidiaries as of January 3, 1998 and January 4, 1997, and the results of their operations and their cash flows for each of the three years ended January 3, 1998, in conformity with generally accepted accounting principles.



/s/ Arthur Anderson LLP


Boston, Massachusetts
February 10, 1998

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following analysis of the financial condition and results of operations of the Company should be read in conjunction with the Company's Consolidated Financial Statements and the Notes thereto included elsewhere in this report.

GENERAL

OVERVIEW

Quaker has been producing upholstery fabrics for the residential furniture market for more than 50 years. Today, Quaker is a leading designer, manufacturer and worldwide marketer of woven upholstery fabrics and one of the largest producers of Jacquard upholstery fabrics in the world. The Company also manufactures specialty yarns, most of which are used in the production of the Company's fabric products. The balance is sold to manufacturers of apparel and home furnishings products throughout the United St ates. Over the last five years, Quaker has achieved sales and net income (excluding extraordinary items) growth in every year except 1995. Net sales and net income have grown from $147.9 million and $2.8 million, respectively, in 1993, to $219.2 million and $11.1 million, respectively, in 1997.


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


Also, in early 1995, significant price increases were announced by several of the Company's most important raw material suppliers. Such price increases adversely affected the Company's gross margin, particularly during the latter part of the year as the Company was unable to fully pass along these cost increases to customers during 1995.


Finally, during 1995, the Company experienced a number of sharp changes in its order rates which required several significant adjustments in the Company's production rates. These adjustments adversely affected equipment utilization rates, quality performance and overtime costs, contributing to the deterioration in the Company's 1995 gross margin.


In response to the challenges encountered during 1995, management developed a comprehensive performance improvement plan designed to increase margins and earnings by growing sales, reducing raw material costs and improving manufacturing efficiencies. Following management's implementation of this plan, the Company's sales and profitability improved in comparison to prior periods in each of the last three quarters of 1996 and during the first three quarters of 1997.

However, during the second half of 1997, record order rates for the Company's fabric and yarn products caused the Company's production backlog and delivery lead times to increase significantly. To respond to this strong and growing demand for the Company's products and to support its new market development efforts, during the third quarter of 1997 Quaker began implementing an aggressive capacity expansion plan involving the installation of more than $50.0 million of new manufacturing equipment between the beginning of the third quarter of 1997 and the end of the second quarter of 1998.

Period costs associated with the implementation of this plan, including the cost of identifying and preparing the space needed to house the new equipment included in the plan, costs related to the hiring and training of the more than 350 new employees needed to run this new equipment, and some deterioration in the Company's productivity and internal quality performance resulting from the addition of these new employees adversely affected the Company's margin performance during the third and fourth quarters of 1997. In addition, heavy overtime expenses associated with operating almost all of the Company's manufacturing areas on a six and one-half day per week schedule, to meet customer demand despite existing capacity constraints, also put pressure on the Company's margins during the second half of 1997. As a result, the Company's gross margin percentages fell to 23.0% and 22.3% during the third and fourth quarters of 1997, respectively, compared to 23.2% and 25.3%, respectively, during the comparable periods of 1996. These cost factors, as well as costs associated with the Company's decision to temporarily outsource a small amount of its manufacturing requirements until all of the equipment included in the Company's capacity expansion plan is moved into production, are expected to continue to exert downward pressure on the Company's margins over the near-term.

Externally, current market conditions are generally favorable both domestically and in the major foreign markets important to the Company. There do not appear to be any significant raw material price increases on the horizon, and the economies of most of the countries Quaker is currently exporting to are stable or growing. The Company has not done much business in the Far East historically, so the economic problems currently occurring there are not a direct threat -- and there is no indication that alternative competitive product is coming into the United States market. On the domestic front, management believes that a strong economy characterized by low interest and unemployment rates, high consumer confidence levels, modest inflation rates and a general uptick in housing starts underpins the strong specific demand for Quaker's products.

QUARTERLY OPERATING RESULTS

The following table sets forth certain condensed unaudited consolidated statements of income data for the eight fiscal quarters ended January 3, 1998, as well as certain data expressed as a percentage of the Company's total net sales for the periods indicated:

                                                   Fiscal 1997(1)                   Fiscal 1996(1)
                                    -------------------------------------------------------------------------
                                     First   Second    Third   Fourth    First   Second   Third    Fourth
                                    Quarter  Quarter  Quarter  Quarter  Quarter  Quarter  Quarter  Quarter
                                    -------------------------------------------------------------------------
                                                       (in thousands, except per share data)
Net sales ......................... $53,198  $ 52,475  $55,130  $58,371  $43,254  $51,025  $46,436  $58,141
Gross margin ......................  13,099    13,006   12,656   13,012    9,297   11,312   10,751   14,709
Gross margin
  percentage ......................   24.6%     24.8%    23.0%    22.3%    21.5%    22.2%    23.2%     25.3%
Operating income ..................   4,631     5,020    4,873    4,938    2,673    4,014    4,053     6,208
Operating income
  percentage ......................    8.7%      9.6%     8.8%     8.5%     6.2%     7.9%     8.7%     10.7%
Income before
  provision for
  income taxes ....................  $3,747   $ 4,181  $ 3,925  $ 3,844  $ 1,696  $ 2,972  $ 2,984   $ 5,127
                                    -------------------------------------------------------------------------
Net income ........................  $2,510   $ 2,801  $ 3,080  $ 2,722  $ 1,136  $ 1,992  $ 1,999   $ 3,435
                                    -------------------------------------------------------------------------
Earnings per common
 share-basic ......................  $ 0.31   $  0.34  $  0.37  $  0.32  $  0.14  $  0.25   $ 0.25    $ 0.43
                                    -------------------------------------------------------------------------
Earnings per common
  share-diluted ...................  $ 0.30    $  0.32   $0.35   $ 0.31   $ 0.14   $ 0.24   $ 0.24    $ 0.41
                                    -------------------------------------------------------------------------


(1) The data reflected in this table has been derived from unaudited financial statements that, in the opinion of management, include all adjustments (consisting only of normal recurring adjustments) necessary for the fair presentation of such information when read in conjunction with the Company's Consolidated Financial Statements and the Notes thereto contained elsewhere in this report.

The Company follows industry practice by closing its operating facilities for a one-to-two week period during July of each year. In 1995 and 1996, this shutdown period, and the resulting effect on sales, occurred in the third fiscal quarter. In 1997, the first week of the annual shutdown period occurred in the second fiscal quarter.

PRODUCT MIX

Over the past several years, Quaker has taken steps to expand both the breadth and depth of the Company's product line by increasing the number of higher margin, middle to better-end fabrics in its line and by expanding the number of fabrics it offers at each price point and in each styling category. As a result, the Company has added new manufacturers of higher-end furniture to its customer base and positioned itself as a full service supplier of Jacquard and plain woven fabrics to all of its customers. The following table sets forth certain information relating to the changes that have occurred in the Company's product mix and the average gross sales price of its fabrics since 1995:

                                                                   Fiscal Year
                                      ------------------------------------------------------------------------------
                                        1997                           1996                     1995
                                      ------------------------------------------------------------------------------
                                                      Percent                  Percent                      Percent
                                                        of                       of                            of
                                       Amount          Sales        Amount      Sales           Amount       Sales
                                      ------------------------------------------------------------------------------
                                                          (in thousands, except per yard data)
Gross fabric sales (dollars):
  Promotional-end fabrics ..........   $ 57,395         30.2%       $54,716      31.0%        $ 57,023       36.0%
  Middle to better-end fabrics .....    132,788         69.8        121,702      69.0          101,201       64.0
                                      ------------------------------------------------------------------------------
    Gross fabric sales .............   $190,183        100.0%      $176,418     100.0%        $158,224      100.0%
                                      ------------------------------------------------------------------------------
Gross fabric sales (yards):
  Promotional-end fabrics ..........     16,822         37.4%        16,074      36.9%          17,042       41.8%
  Middle to better-end fabrics .....     28,154         62.6         27,478      63.1           23,719       58.2
                                      ------------------------------------------------------------------------------
    Gross fabric sales .............     44,976        100.0%        43,552     100.0%          40,761      100.0%
                                      ------------------------------------------------------------------------------
Average gross sales price per yard:
  Promotional-end fabrics ..........   $   3.41                    $   3.40                    $  3.35
  Middle to better-end fabrics .....       4.72                        4.43                       4.27
    Average per yard-- all fabrics .       4.23                        4.05                       3.88

GEOGRAPHIC DISTRIBUTION OF SALES

To develop markets for upholstery fabric outside the United States, the Company has placed substantial emphasis on building both direct exports from the United States as well as sales from its Mexico City, Mexico distribution center. The Company's 1997 foreign sales were up by $4.0 million, or 11.1% above 1996. The following table sets forth certain information about the changes which have occurred in the geographic distribution of the Company's gross fabric sales since 1995:

                                               Fiscal Year
                           ---------------------------------------------------------------
                                     1997                 1996                1995
                           ---------------------------------------------------------------
                                           Percent              Percent           Percent
                                              of                  of                 of
                             Amount         Sales    Amount      Sales   Amount    Sales
                           ---------------------------------------------------------------
                                                             (in thousands)
Gross fabric sales:
Domestic sales ...........   $150,525       79.1%    $140,717    79.8%   $135,037   85.3%
Foreign sales(1)..........     39,658       20.9       35,701    20.2      23,187    14.7
                           ---------------------------------------------------------------
   Gross fabric sales.....   $190,183      100.0%    $176,418   100.0%   $158,224   100.0%
                           ---------------------------------------------------------------



(1) Foreign sales consists of both direct exports from the United States as well as sales from the Company's Mexico City distribution center.


RESULTS OF OPERATIONS

The following table sets forth, for the periods indicated, the percentages of the Company's net sales represented by certain income and expense items in the Company's consolidated statements of income:


                                                                Fiscal Year
                                                        -------------------------
                                                         1997     1996     1995
                                                        -------------------------
Net sales ........................................      100.0%    100.0%    100.0%
Cost of products sold ............................       76.4      76.8      79.0
                                                        -------------------------
Gross margin .....................................       23.6      23.2      21.0
Selling, general and administrative expenses .....       14.7      14.7      15.1
                                                        -------------------------
Operating income .................................        8.9       8.5       5.9
Interest expense, net ............................        1.7       2.1       2.2
Other expenses, net ..............................         --        --       0.1
                                                        -------------------------
Income before provisions for income taxes ........        7.2       6.4       3.6
Provisions for income taxes ......................        2.1       2.1       0.4
                                                        -------------------------
Net income .......................................        5.1%      4.3%      3.2%
                                                        -------------------------


FISCAL 1997 COMPARED TO FISCAL 1996


Net Sales. Net sales for 1997 increased $20.3 million, or 10.2%, to $219.2 million from $198.9 million in 1996. Both gross fabric sales and gross yarn sales were higher during the period. Gross fabric sales increased due to increases in both domestic and foreign fabric sales. Gross fabric sales within the United States increased 7.0%, to $150.5 million in 1997 from $140.7 million in 1996. Foreign sales increased 11.1%, to $39.7 million in 1997 from $35.7 million in 1996. This increase was due to improved sales in Mexico and Canada as well as increased penetration of other international markets. Gross yarn sales increased 23.3%, to $33.0 million in 1997 from $26.8 million in 1996.

The gross volume of fabric sold increased 3.3%, to 45.0 million yards in 1997 from 43.6 million yards in 1996. The average gross sales price per yard increased 4.4%, to $4.23 in 1997 from $4.05 in 1996. The increase was principally due to a product shift to more middle to better-end fabrics. The Company sold 2.5% more yards of middle to better-end fabrics and 4.7% more yards of promotional-end fabrics in 1997 than in 1996. The average gross sales price per yard of middle to better-end fabrics increased by 6.5%, to $4.72 in 1997 from $4.43 in 1996. The average gross sales price per yard of promotional-end fabrics increased by 0.3%, to $3.41 in 1997 from $3.40 in 1996.


Gross Margin. The gross margin percentage for the first half of 1997 increased to 24.7% as compared to 21.9% for the first half of 1996. The increase in the gross margin percentage was due to 1.) increased sales volume in the higher-margin middle to better-end and foreign/export fabric categories, 2.) lower manufacturing costs resulting from improved manufacturing efficiencies, and 3.) improved manufacturing quality performance resulting in a decrease in sales of second quality fabric. For the second half of 1997, the gross margin percentage was 22.6% as compared to 24.3% in 1996. This decrease is attributable to the effects of the capacity expansion program initiated during the third quarter of 1997. The adverse effects on gross margin included higher training costs, reorganization of manufacturing facilities and operations, internal quality slippage, and higher overtime.

Selling, General and Administrative Expenses. Selling, general and administrative expenses increased to $32.3 million in 1997 from $29.1 million in 1996 due to increases in sales commissions, labor and fringes, and freight expenses associated with the Company's higher net sales for the period. Selling, general and administrative expenses as a percentage of net sales were 14.7% in 1997 and 1996.

Interest Expense, Net. Interest expense decreased to $3.7 million in 1997 from $4.1 million in 1996. Lower capital loans and term debt obligations and lower fees were the primary reasons for this decrease.

Effective Tax Rate. The effective tax rate decreased to 29.2% in 1997 from 33.0% in 1996. The decrease in the effective tax rate was due to the reversal of tax reserves no longer required and the increase in the foreign sales corporation benefit partiallly offset by an increase in state and foreign income taxes. See
Note 6 of Notes to Consolidated Financial Statements included elsewhere in this report.

FISCAL 1996 COMPARED TO FISCAL 1995 NET SALES.

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

Gross Margin. The gross margin percentage for 1996 increased to 23.2% from 21.0% for 1995. This increase was primarily attributable to the Company's performance improvement plan which resulted in increased domestic and international sales of higher-margin, middle to better-end fabrics, improved manufacturing efficiencies related to the acquisition of newer, more efficient manufacturing equipment and more efficient use of the Company's existing equipment, improved quality performance, decreased raw material costs, and the effect of spreading overhead over a higher sales base.

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

The primary source of the Company's liquidity and capital resources has been operating cash flow. The Company's net cash provided by operating activities was $12.0 million, $14.8 million and $11.1 million in 1995, 1996 and 1997, respectively. The Company has supplemented its operating cash flow with borrowings. Net borrowings (repayments) were $1.3 million in 1995, ($2.5) million in 1996 and $10.2 million in 1997. The Company also raised $3.3 million from the offering of 300,000 new shares in 1997.

Over the last five years, the Company has placed in service new manufacturing equipment with an aggregate cost of $66.0 million. Capital expenditures in 1996 and 1997 were $12.0 million and $25.5 million, respectively. Capital expenditures during 1997 were funded by operating cash flow, borrowings and proceeds from the 1997 Offering. Management anticipates that capital expenditures will total approximately $54.0 million in 1998, consisting of $45.0 million primarily for new production equipment to expand chenille yarn capacity, increase weaving capacity, and support the Company's marketing, productivity, quality, service and financial performance objectives. Management believes that operating income and borrowings under the Credit Agreement, will provide sufficient funding for the Company's capital expenditures and working capital needs for the foreseeable future.

During 1997, the Company began implementation of a major computer system upgrade. Full conversion to the new Enterprise Resource Planning system is expected during 1998. The total project cost is approximately $4.5 million. See "Year 2000" below.

As discussed in Note 5 of Notes to Consolidated Financial Statements, the Company issued $45.0 million of Senior Notes due October 2005 and 2007 (the "Senior Notes") during 1997. Proceeds from the Senior Notes were used to replace the 6.81% Series A Notes and reduce borrowings under the Credit Agreement. The Senior Notes bear interest at a fixed rate of 7.09% on $15.0 million and 7.18% on $30.0 million. Annual principal payments begin on October 10, 2003 with a final payment due October 10, 2007.

The Company also has a $50.0 million Credit Agreement with a bank which expires December 31, 2002. As of January 3, 1998, the Company had $1.7 million outstanding under the Credit Agreement and unused availability of $48.0 million, net of outstanding letters of credit.

The Company is required to comply with a number of affirmative and negative covenants under the Credit Agreement and the Senior Notes, including, but not limited to, maintenance of certain financial tests and ratios (including interest coverage ratios, net worth related ratios, and net worth requirements); limitations on certain business activities of the Company; restrictions on the Company's ability to declare and pay dividends, incur additional indebtedness, create certain liens, incur capital lease obligations, make certain investments, engage in certain transactions with stockholders and affiliates, make capital expenditures in excess of certain specified amounts, and purchase, merge, or consolidate with or into any other corporation. The Company is currently in compliance with all of the affirmative and negative covenants in the Credit Agreement and the Senior Notes and management believes the Company's continued compliance will not prevent the Company from operating in the normal course of business.

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


FOREIGN CURRENCY TRANSLATION

All of the Company's sales are denominated in U.S. dollars except sales through the Company's Mexico City distribution center. These sales are denominated in pesos and are, therefore, subject to currency fluctuations. Accounts receivable in pesos at January 3, 1998 were $2.4 million.

Mexico has been designated as a "highly inflationary country" for purposes of applying Statement of Financial Standards No. 52, Foreign Currency Translation. Accordingly, in 1997 the Company recorded translation gains and losses in the income statement rather than as a separate component of equity. See
Note 2(i) of Notes to Consolidated Financial Statements included elsewhere in this report.


YEAR 2000

During 1996, the Company began a project to review all of its computer systems. Among the considerations at that time was what impact, if any, would the year 2000 have on computer systems. In late 1996, the Company made a commitment to purchase and install a new computer system to meet its current and projected needs. In addition to providing new systems applications, the software complies with the year 2000 requirement.


The process of implementing the new software package began in 1997 and is expected to be completed during 1998. Management believes that subject to the successful implementation of this new software package, the year 2000 issue will not have a material adverse impact on the Company's operations.


                   -----------------------------------------

SUMMARY QUARTERLY FINANCIAL DATA

(Unaudited)

The following is a summary of the results of operations for each of the quarters within the years ended January 3, 1998 and January 4, 1997.

In thousands, except per share data

                                       First    Second     Third    Fourth
1997                                  Quarter   Quarter   Quarter   Quarter
-----------------------------------------------------------------------------
NET SALES .........................   $53,198   $52,475   $55,130   $58,371
GROSS MARGIN ......................    13,099    13,006    12,656    13,012
OPERATING INCOME ..................     4,631     5,020     4,873     4,938
NET INCOME (LOSS) .................   $ 2,510   $ 2,801   $ 3,080   $ 2,722
EARNINGS PER COMMON SHARE-BASIC ...   $  0.31   $  0.34   $  0.37   $  0.32
EARNINGS PER COMMON SHARE-DILUTED..   $  0.30   $  0.32   $  0.35   $  0.31



                                       First    Second     Third    Fourth
1996                                  Quarter  Quarter    Quarter   Quarter
-----------------------------------------------------------------------------
Net sales .........................   $43,254   $51,025    $46,436  $58,141
Gross margin ......................     9,297    11,312     10,751   14,709
Operating income ..................     2,673     4,014      4,053    6,208
Net income (loss) .................   $ 1,136   $ 1,992    $ 1,999  $ 3,435
Earnings per common share-basic....   $  0.14   $  0.25    $  0.25  $  0.43
Earnings per common share-diluted..   $  0.14   $  0.24    $  0.24  $  0.41



                             ----------------------






  The following summarizes common stock prices for the years ended January 3, 1998 and January 4, 1997.

                                                   Price per Share
  1997                                         High             Low
---------------------------------------------------------------------
FIRST QUARTER ............................    $18.50          $13.00
SECOND QUARTER ...........................    $17.00          $13.00
THIRD QUARTER ............................    $23.88          $15.00
FOURTH QUARTER ...........................    $24.25          $17.00




                                                   Price per Share
  1997                                         High             Low
---------------------------------------------------------------------
First Quarter ............................    $ 9.50          $ 5.69
Second Quarter ...........................    $ 9.75          $ 7.25
Third Quarter ............................    $10.63          $ 7.00
Fourth Quarter ...........................    $14.50          $ 9.25



(1) The Company's common stock is traded over the counter and is quoted on the Nasdaq National Market under the symbol "QFAB."
(2) No dividends have been paid on the Company's common stock.
(3) As of March 17, 1998, there were approximately 49 record holders of common stock.
(4) The Company's Credit Agreement and Senior Notes contain restrictive covenants which limit the Company's ability to declare and pay dividends. Under the most restrictive of these covenants, $17.5 million was available for the payment of dividends as of January 3, 1998.

GENERAL INFORMATION

DIRECTORS
-------------------------------------------------------------------------------
SANGWOO AHN, Chairman                     DR. JERRY I. PORRAS
Partner                                   Lane Professor of Organizational
Morgan Lewis Githens & Ahn                Behavior and Change
                                          Stanford University Graduate
LARRY A. LIEBENOW                         School of Business
President and CEO
Quaker Fabric Corporation                 ERIBERTO R. SCOCIMARA
                                          President and Chief Executive Officer
                                          Hungarian-American Enterprise Fund


COMMITTEES
--------------------------------------------------------------------------------
AUDIT COMMITTEE                           COMPENSATION COMMITTEE
Sangwoo Ahn                               Sangwoo Ahn
Eriberto R. Scocimara                     Larry A. Liebenow
                                          Jerry I. Porras
STOCK OPTION COMMITTEE
Sangwoo Ahn
Jerry I. Porras


OFFICERS
-------------------------------------------------------------------------------
LARRY A. LIEBENOW                         PAUL J. KELLY
President and Chief                       Vice President - Finance,
Executive Officer                         Treasurer and Chief Financial Officer

ANTHONY DEGOMES                           THOMAS MUZEKARI
Vice President                            Vice President
New Business Development                  Marketing

JAMES A. DULUDE                           BEATRICE SPIRES
Vice President                            Vice President
Manufacturing                             Styling and Design

THOMAS J. FINNERAN                        J. DUNCAN WHITEHEAD
Vice President                            Vice President
Sales                                     Technology and Development,
                                          and Yarn Sales
CYNTHIA L. GORDAN
Vice President, Secretary
and General Counsel


CORPORATE DATA
--------------------------------------------------------------------------------
CORPORATE OFFICE                          INDEPENDENT AUDITORS
Quaker Fabric Corporation                 Arthur Andersen LLP
941 Grinnell Street                       225 Franklin Street
Fall River, Massachusetts 02721           Boston, Massachusetts 02110
(508) 678-1951
                                          LEGAL COUNSEL
ANNUAL MEETING                            Proskauer Rose Goetz & Mendelsohn LLP
11:00 a.m., May 28, 1998                  1585 Broadway
Bank of Boston                            New York, New York 10036
100 Federal Street
Boston, Massachusetts 02105               FORM 10-K
                                          The Company's Form 10-K Report,
TRANSFER AGENT AND REGISTRAR              as filed with the Securities and
First National Bank of Boston             Exchange Commission, is available
150 Royall Street                         to stockholders without charge
Canton, Massachusetts 02021               upon request to the Corporate Office,
(781) 575-3170                            Attn: Corporate Secretary.

NASDAQ (National Market System)
Trading Symbol - QFAB