Form 10-K405, Exhibit 13
period 1999-01-02
QUAKER FABRIC CORP /DE/
filed 1999-04-02
CIK 103341

                                   FINANCIAL
                                   HIGHLIGHTS


                                     QUAKER
                                     FABRIC
                                  CORPORATION
                                      AND
                                  SUBSIDIARIES

                               Table of Contents
Financial Highlights ....................................................... 1

Letter to our Shareholders ................................................. 2

The Company ................................................................ 4

Selected Financial Data ....................................................12

Financial Statements .......................................................13

Notes to Financial Statements ..............................................17

Report of Independent
Accountants ................................................................25

Management's Discussion
and Analysis ...............................................................26

Summary Quarterly
Financial Data .............................................................31

General Information ........................................................32


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

                                                   (Dollars in thousands,
                                                    except per share data)
                                              ----------------------------------
                                              Fiscal      Fiscal       Percent
                                               1998        1997         Change
                                              ----------------------------------
Net sales .................................. $252,558    $219,174        15.2%
Operating income ...........................   13,989      19,462       (28.1)%
Net income .................................    5,770      11,113       (48.1)%
Earnings per common share-diluted ..........     0.40        0.85       (52.9)%
Working capital ............................   72,694      42,634        70.5%
Funded debt ................................   71,572      54,934        30.3%
Shareholders' equity .......................  124,993      82,313        51.9%


                             [PERFORMANCE GRAPHS]

                              TO OUR SHAREHOLDERS

Net sales for 1998 of $252.6 million were up 15.2% over 1997, but net income dropped from $11.1 million in 1997 to $5.8 million last year. Diluted and basic earnings per share fell to $0.40 and $0.42, respectively, compared to $0.85 and $0.90 in 1997.

        We began last year with an aggressive set of objectives in place. The new fabrics we had introduced over the past few years, including our middle to better-end Whitaker Collection'TM' and our brand-new Quaker Plush'TM' products, had generated enormous demand, and our production backlog was at a record high. We were determined to take full advantage of our market strength -- and the unprecedented demand our new products had created -- and were moving forward as quickly as possible to complete the $67.0 million capacity expansion plan we had begun implementing in 1997. Moving the new equipment included in our expansion program into production fast was part of our answer to providing improved service and shorter delivery lead times to our customers. But, improving our approach to the management of all of our supply chain functions was also critical to our ability to add a service advantage to the product advantage we already enjoyed. And we were committed to doing that. In addition, we had been working for more than a year on a new, integrated, Y2K-compliant, Enterprise Resource Planning system to provide additional computerized support to our production operations, and we were gearing up for a conversion to this new system in July.

        As we pursued these objectives, our financial performance during the first half of the year was reasonably strong -- with sales up 20% and net income of about $4.5 million. But the second half of 1998 was a major disappointment. By the end of the second quarter, the costs and inefficiencies associated with our capacity expansion plan had diminished -- our margins were starting to improve -- and we felt confident that the second half would see a significant increase in our revenues, margins and bottom-line profitability. But during the third quarter our production rates were depressed by systems-related issues associated with the conversion to our new management information system. And during the fourth quarter our order rate was significantly below our expectations. As a result, our revenues for the final two quarters of last year came in well below our forecasts, reducing our ability to absorb our fixed overheads, and net income for both the third and fourth quarters dropped to the $600,000 range, compared to over $3.0 million for 1997's third quarter and $2.7 million for that year's fourth quarter.

        Despite its disappointing finish, last year was marked by a number of important achievements, and we accomplished many of our objectives. We successfully maintained our product leadership position. We completed our 1997-98 expansion program, the largest in the company's history. We began a whole new approach to supply chain management -- and put in place the resources and processes needed to get our products to our customers when they want them. We converted to our new management information system. And we strengthened our sales and marketing teams, both domestically and internationally.

        Looking ahead, we are working aggressively to improve both our operating and financial performance. Our approach to this rests on the clear product advantage we continue to enjoy and the service advantage we are working to achieve. Our fabrics have been well represented at each of the major domestic and international fabric fairs and furniture shows held since the first of the year -- and we are looking forward to the upcoming April furniture market in High Point, North Carolina.

        Our sales and marketing teams will continue to take full advantage of our product strength in the residential fabric segment, in both the domestic and export markets. We are working to restore our yarn sales program to the levels it previously enjoyed. And we remain focused on streamlining our operations to increase productivity, reduce costs, and improve service through further refinements in our approach to supply chain management issues.

        As a result of the significant capital investments and other important changes that we have made, we remain excited about our longer-term potential. Our objective is to maximize shareholder value by becoming the market leader. We are confident that we have built the solid foundation necessary to do that. We know we can count on the continued hard work and dedication of every Quaker employee as we move closer to this goal, and we remain deeply appreciative of your support.

Sincerely,


/s/ Larry A. Liebenow                        /s/ Sangwoo Ahn

Larry A. Liebenow                            Sangwoo Ahn
President and Chief Executive Officer        Chairman of the Board

                                      THE
                                    COMPANY

         Quaker designs and produces some of the finest upholstery fabric available in the world today. In business for over 50 years, Quaker has earned its position as a leading designer, manufacturer and worldwide marketer of woven upholstery fabrics. But the Quaker story does not end with our fabrics - we are also the world's largest producer of chenille yarn. Chenille yarns are soft, velvet-like yarns that have helped direct the evolution of our industry to its present state - largely because of the leadership role we've played in the development of durable chenilles and our incorporation of them into fabrics of the highest quality. That's a reflection of one of our most important characteristics - our operations are vertically integrated, from specialty yarn design and manufacturing through fabric weaving and finishing.

         The cornerstone of Quaker's success has been, and will continue to be, the styling and design characteristics of our fabrics. That's our greatest competitive strength, because product is the single most important factor in our industry. Jacquard fabrics form the core of our product line, and we're one of the largest producers of Jacquard upholstery fabric in the world. Jacquards are distinguished by the highly detailed designs that are woven directly into the fabric itself using specially equipped looms. Quaker's product line is one of the most comprehensive in the industry and includes over 3,000 fabric patterns, with more than 700 new fabric designs introduced each year. In recognition of the uniqueness and quality of our products, we seek copyright protection for all of our Jacquard fabrics.

        Our product strength begins with our design process. Quaker is the industry's design leader. Using state-of-the-art computer-aided design (CAD) equipment, our design team continually creates new fabrics covering all of the important price points and styles, for not only the high volume promotional segment, but also the middle and high-end portion of the market, where our Whitaker Collection'TM' fabrics provide our higher-end customers with an exciting and differentiated product. Participation by our sales representatives and major customers in the design process is also integral to our success in understanding and responding to changes in the way our customers define value.

         An important component in many of our Jacquard fabrics is our Ankyra'TM' chenille yarns. Our patented Ankyra manufacturing process has allowed us to construct durable and abrasion-resistant chenille yarns and fabrics that are critical to our on-going efforts to take advantage of new opportunities in related markets, such as the contract or office furniture market. We've made significant strides in that direction - our first contract line, consisting of 60 fabrics, was introduced in 1998 to a very encouraging reception, and we are now working to build on that initial response.

         Our Ankyra yarns and fabrics are an example of another important competitive strength Quaker enjoys - we are an industry leader when it comes to technical innovation. This leadership is seen in our highly popular line of Quaker Plush'TM' fabrics that

                                  -----------
                                      left

                                    PATTERN
                                     Bella

                                     COLOR
                                     Nutmeg

                                     ------

                                     right

                                    PATTERN
                                     Bimini

                                     COLOR
                                     Nutmeg
                                  -----------

                                  -----------

                                     ------

                                    PATTERN
                                   Rosenburg

                                     COLOR
                                     Spice
                                  -----------

                                      THE
                                    COMPANY

                                  (CONTINUED)

combine durability with extraordinary softness - and demand for these products has been very strong.

        Our design and technical expertise are also evident in the other innovative specialty yarns we design and produce. These yarns contribute to the distinctive look of our products, and we produce nearly all the specialty yarns we need to weave our fabrics. In addition, our Nortex Yarns division is an important supplier of novelty and specialty yarns to manufacturers of home furnishings and apparel products throughout the United States. Although our yarn sales business has been hurt recently by cheaper imports of apparel products from the Far East, it will nevertheless continue to play an important role in our business, as will every other aspect of our design and technical capabilities.

         These strengths - design and technical abilities, and yarn expertise - are all part of Quaker's vertical integration. Vertical integration is central to Quaker's strategy and has historically been a significant contributor to our gross margin performance. Our designers attempt to maximize the use of our internally produced specialty yarns - creating distinctive fabrics while providing us with important cost advantages and reducing our dependence on external suppliers when it comes to meeting our delivery lead time objectives. Quaker is also vertically integrated in its fabric finishing operations - providing us with both innovation and quality control advantages.

         The superiority of our product styling and design is widely recognized, and that's why our customer base includes virtually every significant domestic furniture manufacturer. But our focus is also on the global market, where we've positioned Quaker to become a significant player.

         We are grateful for our customers' continued confidence in us, and we are constantly striving to be their "supplier of choice." Although Quaker already enjoys a product advantage, we are determined to add a service advantage to our arsenal as well. To do this, we have recently completed our 1997-1998 capacity expansion program - spending approximately $67.0 million to give us the modern manufacturing base we need. We're also working to build our supply chain management function by improving the flow of product through our manufacturing facilities, all of which are located in the greater Fall River, Massachusetts area, and looking at ways to improve the service we provide to our customers through our distribution centers in High Point, North Carolina; Tupelo, Mississippi; Los Angeles, California and Mexico City, Mexico. Our objective is to maximize our efficiencies and reduce our costs, while at the same time doing a better job of getting our products to our customers when they want them.

         Our quality control program is another key aspect of our commitment to consistently improving our levels of customer service. It's a comprehensive program - every raw material component, all work-in-process - yarns and fabric, and each finished product is inspected by our quality control staff to ensure that our exacting standards are met and that our customers will receive products of uniformly high quality. And, consistent

                                      THE
                                    COMPANY

                                  (CONTINUED)

with our integrated approach to quality management, Quaker is ISO 9001 certified on a company-wide basis, from new product design through final product shipment. We believe that we are one of the very few companies in our industry to have earned this comprehensive certification.

         Quaker's strategy has been in place since 1990 and is intended to maximize shareholder value by producing sustained, superior growth over the long term despite the maturity of the domestic furniture market. One aspect of this strategy is for Quaker to continue designing and producing fabrics for the middle- to better-end of the market while maintaining its strong position in the higher-volume, promotional-end of the market. This strategy has diversified our product mix and added new manufacturers to our customer base.

         Not only did we expand our sales to the middle- to better-end of the market; we also aggressively began a concentrated effort to build an export business. This, too, has been successful, and we are continuing to lay the groundwork necessary for further expansion of our international business. This global approach has not only provided us with opportunities for increased sales but also allowed us to diversify our market risks.

         Quaker has been at the forefront in the design and production of the livable, yet stylish fabrics that today's residential furniture buyers demand. We plan to continue to take full advantage of our design and technical expertise, as well as our soft yet durable chenille yarns, to further benefit from the growth of the casual furniture segment.

         The unique combination of styling and durability found in our fabrics has given us the opportunity to penetrate new markets closely related to our core residential furniture market, and we are aggressively pursuing those opportunities. The office furniture market is just one example of the growth opportunities that we are seeking to exploit. That market requires a high level of durability and abrasion resistance. We believe our Ankyra yarns, and our yarn development expertise in general, will allow us to compete strongly in that arena. The decorative jobber market has also been an important source of increased sales for Quaker, due to the popularity of our Whitaker Collection and Quaker Plush products in that segment.

         Efforts are already underway to grow our specialty yarn sales business to first restore, and then expand, that segment of our business. That will not be easy, given current global economic conditions. But we remain convinced that our status as the world's largest manufacturer of chenille yarn, our broad range of novelty spun yarns, and the expertise of our yarn development staff, will allow us to do that - and to identify new markets and applications for all of our yarn products.

         Although we remain committed to internally-generated growth, we will also consider acquisition opportunities at appropriate times that we believe will either provide Quaker with a new and complementary product or capability, or support our existing products and objectives.

                                  -----------
                                      left

                                    PATTERN
                                    Impreza

                                     COLOR
                                      Sage

                                     ------

                                     right

                                    PATTERN
                                     Belden

                                     COLOR
                                      Ivy
                                  -----------

                                      THE
                                    COMPANY

                                  (CONTINUED)

         Although Quaker has enjoyed a level of unprecedented top line growth over the past few years, the past two quarters have been disappointing. We know that there are things to be taken care of in the near term, and we have already taken a number of steps to move closer to our financial goals. Our aggressive new approach to managing our supply chain, as well as the new management information system we installed last year, both of which we believe will lead to improved efficiencies and reduced costs, are but two examples. And while we address the present, we also have our sights set firmly on where we want to be in the not-too-distant future - the undisputed market leader in product, service, and shareholder value. We remain committed to our long-term strategy and believe that it will continually move us closer to that goal. Every Quaker employee is dedicated to that mission.

                                  -----------
                                      left

                                    PATTERN
                                    Widewale

                                     COLOR
                                   Aubergine

                                     ------

                                     right

                                    PATTERN
                                  Sandy Island

                                     COLOR
                                     Sachet
                                  -----------

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


                                                              Fiscal Year Ended
                                    -------------------------------------------------------------------------
                                    January 2,     January 3,      January 4,    December 30,     December 31,
                                       1999           1998           1997(1)         1995             1994
                                    -------------------------------------------------------------------------
Income statement data:
Net sales ....................      $ 252,558      $ 219,174       $ 198,856      $ 173,487       $ 180,842
Cost of products sold ........        199,886        167,401         152,787        137,083         133,168
                                    -------------------------------------------------------------------------
Gross margin .................         52,672         51,773          46,069         36,404          47,674
Selling, general and
 administrative expenses .....         38,683         32,311          29,121         26,176          27,560
                                    -------------------------------------------------------------------------
Operating income .............         13,989         19,462          16,948         10,228          20,114
Other expenses:
  Interest expense, net ......          5,405          3,700           4,092          3,898           3,863
  Other, net .................            (28)            65              77             98              34
                                    -------------------------------------------------------------------------
Income before provision for
 income taxes ................          8,612         15,697          12,779          6,232          16,217
Provision for income taxes ...          2,842          4,584           4,217            712           6,691
                                    -------------------------------------------------------------------------
Net income ...................      $   5,770      $  11,113       $   8,562      $   5,520       $   9,526
                                    =========================================================================
Earnings per common
 share(2) - basic ............      $     .42      $     .90       $     .71      $     .46       $     .79
                                    =========================================================================
Earnings per common
 share(2) - diluted ..........      $     .40      $     .85       $     .69      $     .44       $     .77
                                    =========================================================================
Weighted average shares
 outstanding(2) -basic .......         13,861         12,412          12,032         12,032          12,015
                                    =========================================================================
Weighted average shares
 outstanding(2) - diluted ....         14,477         13,022          12,498         12,440          12,451
                                    =========================================================================
SELECTED OPERATING DATA:
EBITDA(3).....................      $  24,633      $  28,479       $  24,569      $  16,821       $  25,920
Depreciation and amortization          10,616          8,511           7,437          6,462           5,603
Net capital expenditures(4) ..         41,487         25,484          11,979         13,165          18,727
Unit volume (in yards) .......         50,397         44,976          43,552         40,761          41,641
Average gross sales price per
 yard ........................      $    4.54      $    4.23       $    4.05      $    3.88       $    4.06
BALANCE SHEET DATA:
Working capital ..............      $  72,694      $  42,634       $  32,620      $  30,780       $  30,994
Total assets .................        234,766        178,088         148,832        138,117         130,476
Long-term debt, net of current
 portion, and capital leases..         69,011         52,772          42,235         45,118          43,845
Stockholders' equity .........        124,993         82,313          66,572         57,850          52,589

(1) The fiscal year ended January 4, 1997 was a 53-week period.

(2) Earnings per share is computed using the weighted average number of common shares and common share equivalents outstanding during the year. Earnings per share and weighted average shares outstanding reflects a three-for-two stock split paid on June 19, 1998.

(3) Represents income from continuing operations plus interest, taxes, depreciation, amortization and other non-cash expenses. Although the Company has measured EBITDA consistently among the periods presented, EBITDA as a measure of liquidity is not governed by GAAP and, as such, may not be comparable to other similarly titled measures of other companies. The Company believes that EBITDA, while providing useful information, should not be considered in isolation or as an alternative to either (i) operating income determined in accordance with GAAP as an indicator of operating performance or (ii) cash flows from operating activities determined in accordance with GAAP as a measure of liquidity.

(4) Net capital expenditures reflect assets acquired by purchase and capital lease.

                   QUAKER FABRIC CORPORATION AND SUBSIDIARIES
                          CONSOLIDATED BALANCE SHEETS
                             (Dollars in thousands)

                                                                                January 2,     January 3,
                                                                                   1999           1998
                                                                               -------------------------
ASSETS
Current assets:
  Cash and cash equivalents                                                    $     432       $     234
  Accounts receivable, less allowances of $1,939 and $1,479 at
    January 2, 1999 and January 3, 1998, respectively,
    for doubtful accounts and sales returns and allowances                        40,661          32,996
  Inventories                                                                     46,594          32,176
  Prepaid and refundable income taxes                                              1,311              25
  Prepaid expenses and other current assets                                        6,791           4,688
                                                                               -------------------------
      Total current assets                                                        95,789          70,119
Property, plant and equipment, net of depreciation and amortization of $47,514 and $37,709 at January 2, 1999 and January 3, 1998,
  respectively                                                                   132,420         101,307
Other assets:
  Goodwill, net of amortization                                                    6,011           6,204
  Deferred financing costs                                                           252             251
  Other assets                                                                       294             207
                                                                               -------------------------
    Total assets                                                               $ 234,766       $ 178,088
                                                                               -------------------------
                                                                               -------------------------

LIABILITIES AND STOCKHOLDERS' EQUITY
Current liabilities:
  Current portion of debt                                                      $     700       $     995
  Current portion of capital lease obligations                                     1,861           1,167
  Accounts payable                                                                13,754          18,203
  Accrued expenses                                                                 6,780           7,120
                                                                               -------------------------
    Total current liabilities                                                     23,095          27,485
Long-term debt, less current portion                                              65,536          47,436
Capital lease obligations, net of current portion                                  3,475           5,336
Deferred income taxes                                                             15,874          13,771
Other long-term liabilities                                                        1,793           1,747
Commitments and contingencies                                                       --              --
Redeemable preferred stock:
  Series A convertible, $.01 par value per share, liquidation preference
    $1,000 per share, 50,000 shares authorized, none issued                         --              --
Stockholders' equity:
  Common stock, $.01 par value per share,  20,000,000 shares authorized;
    15,646,551 and 12,601,026 shares issued and outstanding at January 2,
    1999 and January 3, 1998, respectively                                           156             126
  Additional paid-in capital                                                      83,410          46,530
  Retained earnings                                                               42,842          37,072
  Cumulative translation adjustment                                               (1,415)         (1,415)
                                                                               -------------------------
      Total stockholders' equity                                                 124,993          82,313
                                                                               -------------------------
      Total liabilities and stockholders' equity                               $ 234,766       $ 178,088
                                                                               -------------------------
                                                                               -------------------------


  The accompanying notes are an integral part of these consolidated financial statements.

                   QUAKER FABRIC CORPORATION AND SUBSIDIARIES
                       CONSOLIDATED STATEMENTS OF INCOME
                (Amounts in thousands, except per share amounts)

                                                                       Fiscal Year Ended
                                                       ------------------------------------------------
                                                       January 2,          January 3,        January 4,
                                                          1999                1998              1997
                                                       ------------------------------------------------

Net sales                                              $ 252,558           $ 219,174          $ 198,856
Cost of products sold                                    199,886             167,401            152,787
                                                       ------------------------------------------------
Gross margin                                              52,672              51,773             46,069
Selling, general and administrative expenses              38,683              32,311             29,121
                                                       ------------------------------------------------
Operating income                                          13,989              19,462             16,948

Other expenses:
  Interest expense, net                                    5,405               3,700              4,092
  Other, net                                                 (28)                 65                 77
                                                       ------------------------------------------------
Income before provision for income taxes                   8,612              15,697             12,779
Provision for income taxes                                 2,842               4,584              4,217
                                                       ------------------------------------------------
Net income                                                 5,770              11,113              8,562
                                                       ------------------------------------------------
Earnings per common share - basic                      $    0.42           $    0.90          $    0.71
                                                       ------------------------------------------------
                                                       ------------------------------------------------
Earnings per common share - diluted                    $    0.40           $    0.85          $    0.69
                                                       ------------------------------------------------
                                                       ------------------------------------------------
Weighted average shares outstanding - basic               13,861              12,412             12,032
                                                       ------------------------------------------------
                                                       ------------------------------------------------
Weighted average shares outstanding - diluted             14,477              13,022             12,498
                                                       ------------------------------------------------
                                                       ------------------------------------------------


  The accompanying notes are an integral part of these consolidated financial statements.

                   QUAKER FABRIC CORPORATION AND SUBSIDIARIES
           CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY
                  (Dollars in thousands, except share amounts)

                                                                 Additional                         Cumulative         Total
                                                  Common          Paid-in          Retained        Translation     Stockholders'
                                                   Stock          Capital          Earnings        Adjustment          Equity
                                                --------------------------------------------------------------------------------

Balance, December 30, 1995                      $     120        $  41,647        $  17,397        $  (1,314)        $  57,850
  Stock option compensation expense                  --                261             --               --                 261
  Net income                                         --               --              8,562             --               8,562
  Foreign translation adjustment                     --               --               --               (101)             (101)
                                                ------------------------------------------------------------------------------
Balance,  January 4, 1997                       $     120        $  41,908        $  25,959        $  (1,415)        $  66,572
  Stock option compensation expense                  --                571             --               --                 571
  Net income                                         --               --             11,113             --              11,113
  Proceeds from sale of 450,000 shares
    of common stock, net of expenses                    5            3,262             --               --               3,267
  Proceeds from stock options exercised,
    including tax benefits                              1              789             --               --                 790
                                                ------------------------------------------------------------------------------
Balance,  January 3, 1998                       $     126        $  46,530        $  37,072        $  (1,415)        $  82,313
  Net income                                         --               --              5,770             --               5,770
  Proceeds from sale of 3,000,000 shares
    of common stock, net of expenses                   30           36,454             --               --              36,484
  Proceeds from stock options exercised,
    including tax benefits                           --                426             --               --                 426
                                                ------------------------------------------------------------------------------
BALANCE,  JANUARY 2, 1999                       $     156        $  83,410        $  42,842        $  (1,415)        $ 124,993
                                                ------------------------------------------------------------------------------
                                                ------------------------------------------------------------------------------


  The accompanying notes are an integral part of these consolidated financial statements.

                           QUAKER FABRIC CORPORATION
                                AND SUBSIDIARIES


                     CONSOLIDATED STATEMENTS OF CASH FLOWS
                             (Dollars in thousands)

                                                                                    Fiscal Year Ended
                                                                         ----------------------------------------
                                                                         January 2,     January 3,     January 4,
                                                                              1999           1998           1997
                                                                         ----------------------------------------
Cash flows from operating activities:
    Net income .....................................................      $  5,770       $ 11,113       $  8,562
    Adjustments to reconcile net income to
      net cash provided by operating activities-
        Depreciation and amortization ..............................        10,616          8,511          7,437
        Stock option compensation expense ..........................          --              571            261
        Deferred income taxes ......................................         2,103          1,570          1,134
    Changes in operating assets and liabilities-
        Accounts receivable ........................................        (7,665)        (6,735)        (2,050)
        Inventories ................................................       (14,418)        (5,219)        (4,581)
        Prepaid expenses and other assets ..........................        (3,476)          (455)           657
        Accounts payable and accrued expenses ......................        (4,789)         2,512          4,078
        Deferred income taxes ......................................          --              552             (8)
        Other long-term liabilities ................................            46         (1,335)          (684)
                                                                          ---------------------------------------
            Net cash provided (used)
              by operating activities ..............................       (11,813)        11,085         14,806
                                                                          ---------------------------------------
Cash flows from investing activities:
    Net purchases of property, plant and equipment .................       (41,487)       (25,484)       (11,979)
                                                                          ---------------------------------------
            Net cash used for investing activities .................       (41,487)       (25,484)       (11,979)
                                                                          ---------------------------------------
Cash flows from financing activities:
    Proceeds from issuance of long-term debt .......................          --           45,000           --
    Borrowings (repayments) of debt ................................        17,805        (33,251)        (1,278)
    Repayments of capital leases ...................................        (1,167)        (1,533)        (1,249)
    Capitalization of financing costs ..............................           (50)           (25)           (14)
    Proceeds from issuance of common stock,
      net of offering expenses .....................................        36,484          3,267           --
    Proceeds from exercise of common stock options .................           426            790           --
                                                                          ---------------------------------------
            Net cash provided (used)
              by financing activities ..............................        53,498         14,248         (2,541)
Effect of exchange rates on cash ...................................          --             --             (101)
                                                                          ---------------------------------------
Net increase (decrease) in cash and cash equivalents ...............           198           (151)           185
Cash and cash equivalents, beginning of period .....................           234            385            200
                                                                          ---------------------------------------
Cash and cash equivalents, end of period ...........................      $    432       $    234       $    385
                                                                          ========================================
Supplemental disclosure of cash flow information:
    Cash paid for-
        Interest ...................................................      $  5,290       $  3,108       $  3,916
        Income taxes ...............................................      $  2,055       $  3,648       $    829


                  The accompanying notes are an integral part of these consolidated financial statements.

                            QUAKER FABRIC CORPORATION
                                AND SUBSIDIARIES


                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                             (Dollars in thousands
                           except per share amounts)


1 OPERATIONS

Quaker Fabric Corporation and subsidiaries (the "Company" or "Quaker") designs, manufactures and markets woven upholstery fabrics primarily for residential furniture markets and specialty yarns for use in the production of its own fabrics and for sale to manufacturers of home furnishings and other products.


2 SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

(a) PRINCIPLES OF CONSOLIDATION   The accompanying consolidated financial
statements include the accounts of Quaker Fabric Corporation and its wholly owned subsidiaries. All significant intercompany balances and transactions have been eliminated.

(b) FISCAL YEAR   The Company's fiscal year ends on the Saturday nearest to
January 1 of each year. The fiscal years ended January 2, 1999 and January 3, 1998 contained 52 weeks while the fiscal year ended January 4, 1997 contained 53 weeks.

(c) INVENTORIES   Inventories are stated at the lower of cost or market and
include materials, labor and overhead. Cost is determined by the last-in, first-out (LIFO) method. Inventories consist of the following at January 2, 1999 and January 3, 1998:

                                                   January 2,    January 3,
                                                         1999         1998
                                                   ------------------------
              Raw materials ....................      $20,137      $14,430
              Work-in-process ..................       12,439        9,917
              Finished goods ...................       14,297        8,092
                                                   ------------------------
                 Inventory at FIFO .............       46,873       32,439
              LIFO reserve .....................          279          263
                                                   ------------------------
                 Inventory at LIFO .............      $46,594      $32,176
                                                   ========================

(d) PROPERTY, PLANT AND EQUIPMENT   Property, plant and equipment are stated at
cost. The Company provides for depreciation on property and equipment on a straight-line basis over their estimated useful lives as follows:

                  Buildings and improvements     32-39 years
                  Machinery and equipment ..      3-20 years
                  Furniture and fixtures ...        10 years
                  Motor vehicles ...........       4-5 years

Leasehold improvements are amortized on a straight-line basis over the shorter of the estimated life of the assets or the remaining lease term.

(e) GOODWILL   Goodwill represents the excess of the purchase price over the fair value of identifiable net assets acquired. Goodwill is amortized on a straight-line basis over 40 years. Accumulated amortization is $1,700 and $1,507 at January 2, 1999 and January 3, 1998, respectively. Amortization expense was approximately $193 for both years. The Company's policy is to evaluate annually whether the useful life of goodwill should be revised or whether the remaining balance has been impaired. When evaluating impairment, the Company uses an estimate of future operating income over the remaining goodwill life to measure whether the goodwill is recoverable.

(f) INCOME TAXES   Deferred tax assets and liabilities are determined based on the difference between the financial statement and tax basis of assets and liabilities using enacted tax rates in effect for the year in which the differences are expected to reverse.

(g) DEFERRED FINANCING COSTS   Financing costs related to certain loans and
capital leases have been capitalized and are being amortized over the life of the related loan or capital lease. Accumulated amortization was $458 and $409 as of January 2, 1999 and January 3, 1998, respectively.

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

                                              -------------------------------------
                                              January 2,   January 3,   January 4,
                                                   1999         1998         1997
                                              -------------------------------------
 Weighted average common shares outstanding      13,861       12,412       12,032
 Dilutive potential common shares ...........       616          610          466
                                              -------------------------------------
 Weighted average common shares outstanding
    and dilutive potential common shares ....    14,477       13,022       12,498
                                              =====================================
 Antidilutive options .......................       239         --           --
                                              =====================================

(i) FOREIGN CURRENCY TRANSLATION   The assets and liabilities of the Company's
Mexican operations are translated at period-end exchange rates, and statement of income accounts are translated at weighted average exchange rates. Prior to Fiscal 1997, the resulting translation adjustments are included in the consolidated balance sheet as a separate component of equity, "Cumulative Translation Adjustment," and foreign currency transaction gains and losses are included in the consolidated statements of income. In 1997 and 1998, Mexico was designated a "highly inflationary country" and accordingly, the Company recorded translation gains and losses in the income statement rather than as a separate component of stockholders' equity. In accordance with SFAS No. 52, Foreign Currency Translation, the translation adjustments for periods prior to Fiscal 1997 remain as a separate component of equity.

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

(l) FAIR VALUE OF FINANCIAL INSTRUMENTS   The Company's financial instruments
consist mainly of cash and cash equivalents, accounts receivable, current maturities of long term debt, accounts payable, and long term debt. The carrying amount of these financial instruments as of January 2, 1999 approximates fair value due to the short term nature and terms of these instruments.

(m) RECLASSIFICATIONS   Certain reclassifications have been made to the prior
years' financial statements to conform to the presentation of the Fiscal 1998 Financial Statements.

(n) STOCK SPLIT   On May 28, 1998, the Board of Directors declared a three-for-
two stock split effected by means of a stock dividend paid on June 19, 1998 to stockholders of record on June 8, 1998. All share and per share amounts give effect to such stock split.


3 PROPERTY, PLANT AND EQUIPMENT

Property, plant and equipment consisted of the following:


                                                        January 2,    January 3,
                                                             1999         1998
                                                       -------------------------
  Land ................................................  $    236      $    236
  Buildings and improvements...........................    19,983        18,408
  Leasehold improvements ..............................     2,165           485
  Machinery and equipment .............................   151,966       112,927
  Furniture and fixtures ..............................     1,736         1,428
  Motor vehicles ......................................       333           331
  Construction in progress ............................     3,515         5,201
                                                       -------------------------
                                                          179,934       139,016
  Less - Accumulated depreciation and amortization.....    47,514        37,709
                                                       -------------------------
                                                         $132,420      $101,307
                                                       =========================

Included in machinery and equipment is equipment under capital lease of $10,919 as of January 2, 1999 and $11,419 as of January 3, 1998. The Company is depreciating the equipment over economic useful lives of 15 to 20 years, which is greater than the lease terms, because the Company intends to exercise its option to purchase the equipment at the end of the initial lease terms at fair market value.


4 ACCRUED EXPENSES AND TAXES

Accrued expenses and taxes consisted of the following:

                                                         January 2,  January 3,
                                                              1999        1998
                                                        -------------------------
  Accrued workers' compensation ......................      $1,100      $1,300
  Accrued medical insurance ..........................       1,193       1,492
  Accrued other, including taxes .....................       4,487       4,328
                                                         -----------------------
                                                            $6,780      $7,120
                                                         ======================


5 DEBT

Debt consisted of the following:

                                                       January 2,   January 3,
                                                            1999         1998
                                                       ------------------------
 7.18% Senior Notes due October 10, 2007 ............    $30,000      $30,000
 7.09% Senior Notes due October 10, 2005 ............     15,000       15,000
 Unsecured credit facility payable
    to several banks ................................     20,500        1,700
 9.73% Note payable in monthly principal
    and interest installments of $81 through
    August 1999, secured by certain equipment .......        628        1,498
 Notes payable in monthly principal installments
    of $13 plus interest until  July 1998 and
    $6 plus interest from August 1998 to
    July 2000, interest at prime plus 1%
    (8.75% at January 2, 1999 and 9.50%
    at January 3, 1998), secured by
    certain equipment ...............................        108          233
                                                       ------------------------
                                                          66,236       48,431
 Less - Current portion .............................        700          995
                                                       ------------------------
                                                           $65,536      $47,436
                                                       ========================

On October 10, 1997, the Company issued $30,000 of 7.18% Senior Notes and $15,000 of 7.09% Senior Notes (the "Senior Notes"). The Senior Notes are unsecured and bear interest at fixed rates of 7.18% and 7.09%, payable semiannually. The Senior Notes may be prepaid in whole or in part prior to maturity, at the Company's option, subject to a yield maintenance premium, as defined. Required principal payments of the Senior Notes are as follows:

                                                 7.18% Note     7.09% Note
       October 10, 2003 ......................      $  --          $ 5,000
       October 10, 2004 ......................         --            5,000
       October 10, 2005 ......................         --            5,000
       October 10, 2006 ......................       15,000           --
       October 10, 2007 ......................       15,000           --
                                                ---------------------------
                                                    $30,000        $15,000
                                                ===========================

Under the terms of the unsecured credit facility (the "Credit Agreement"), the Company may borrow up to $70,000 through December 31, 2002. Advances made under the Credit Agreement bear interest at either the prime rate or the Eurodollar (Libor) rate plus an "Applicable Margin." The Applicable Margin on advances is adjusted quarterly based on the Company's Leverage Ratio as defined in the Credit Agreement. The Applicable Margin for Eurodollar (Libor) advances may range from 0.75% to 1.625%. The Company is also required to pay certain fees including a commitment fee which will vary based on the Company's Leverage Ratio. As of January 2, 1999, the commitment fee is

0.375% of the unused portion of the Credit Agreement which was $48,745, net of $86 of outstanding letters of credit. As of January 2, 1999, the Company had $20,500 outstanding under the Credit Agreement at an effective interest rate of 6.45%. As of January 3, 1998, the Company had $1,700 outstanding under the Credit Agreement at an effective interest rate of 8.5%.

The Company is required to comply with a number of affirmative and negative covenants under the Credit Agreement and the Senior Notes. Among other things, the Credit Agreement and the Senior Notes require the Company to satisfy certain financial tests and ratios (including interest coverage ratios, leverage ratios, and net worth requirements). The Credit Agreement and the Senior Notes also impose limitations on the Company's ability to incur additional indebtedness, create certain liens, incur capital lease obligations, declare and pay dividends, make certain investments, and purchase, merge or consolidate with or into any other corporation. As of January 2, 1999, the Company is in compliance with all debt covenants.

As of January 2, 1999, debt principal payments for each of the next five fiscal years and thereafter are as follows:

                     1999 ................  $   700
                     2000 ................       36
                     2001 ................     --
                     2002 ................   20,500
                     2003 ................    5,000
                     Thereafter ..........   40,000
                                           ---------
                                            $66,236
                                           =========


6 INCOME TAXES

Income before provision for income taxes consists of:

                                                Fiscal Year Ended
                                    ------------------------------------------
                                    January 2,      January 3,     January 4,
                                         1999            1998           1997
                                    ------------------------------------------
    Domestic .................       $  8,818        $ 14,471       $ 12,200
    Foreign ..................           (206)          1,226            579
                                    ------------------------------------------
                                     $  8,612        $ 15,697       $ 12,779
                                    ==========================================

The following is a summary of the provision (benefit) for income taxes:

                                                Fiscal Year Ended
                                        -------------------------------------
                                        January 2,   January 3,   January 4,
                                             1999         1998         1997
                                        -------------------------------------
  Federal
      Current ......................      $   597      $ 2,544      $ 2,510
      Deferred .....................        1,814        1,341        1,300
                                        -------------------------------------
                                          $ 2,411      $ 3,885      $ 3,810
                                        -------------------------------------

  State
      Current ......................      $   360      $   410      $   573
      Deferred .....................           71         (195)        (166)
                                        -------------------------------------
                                          $   431      $   215      $   407
                                        -------------------------------------

  Foreign
      Current ......................      $    72      $    60      $   --
      Deferred .....................          (72)         424          --
                                        -------------------------------------
                                          $   -        $   484      $   --
                                        -------------------------------------
                                          $ 2,842      $ 4,584      $ 4,217
                                        =====================================

A reconciliation between the provision for income taxes before extraordinary item computed at U.S. federal statutory rates and the amount reflected in the accompanying consolidated statements of income is as follows:

                                                                                      Fiscal Year Ended
                                                                             -------------------------------------
                                                                             January 2,   January 3,    January 4,
                                                                                1999         1998          1997
                                                                             -------------------------------------
Computed expected tax provision ......................................        $ 2,928      $ 5,494       $ 4,345
     Increase in taxes resulting from:
             Amortization of goodwill ................................             67           67            67
             State and foreign income taxes, net of federal benefit...            456          893           583
     Decrease in taxes resulting from:
             State investment tax credits, net of federal provision...         (1,124)        (813)         (319)
             Reversal of tax reserves no longer required .............           --         (1,081)         (308)
             Foreign sales corporation benefit .......................           (476)        (485)         (245)
             Valuation allowance .....................................            959          488            --
             Other ...................................................             32           21            94
                                                                             -------------------------------------
                                                                              $ 2,842      $ 4,584       $ 4,217
                                                                             =====================================


At January 2, 1999, the Company had net operating loss carryforwards of approximately $1,712 for federal income tax purposes available to offset future taxable income which have been benefitted for financial reporting purposes. These carryforwards expire from 2001 to 2005. Additionally, the Company has available for use $1,350 of federal tax credit carryforwards, of which approximately $696 expire from 1999 to 2005. The remaining tax credit carryforwards have no expiration dates. The timing and use of the net operating loss carryforwards and the tax credit carryforwards are limited under federal income tax legislation. In addition, the Company has approximately $3,700 of state investment tax credits. These tax credits have no expiration date; however, the timing and use of these credits is limited under the applicable state income tax legislation.

The significant items comprising the domestic deferred tax asset/liability are as follows:

                                                        January 2, 1999              January 3, 1998
                                                   ------------------------     -----------------------
                                                    Current      Long-term       Current      Long-term
                                                   ----------------------------------------------------
    Assets:
       Net operating loss carryforwards .......    $    270      $    355       $    270      $    355
       Tax credit carryforwards ...............         322         3,792            192         2,555
       Receivable reserves ....................         137          --              197          --
       Other ..................................         880         2,233          1,112         1,245
                                                   ----------------------------------------------------
             Total assets .....................    $  1,609      $  6,380       $  1,771      $  4,155
             Valuation allowance ..............        --          (1,447)          --            (488)
                                                   ====================================================
       Total assets, net of valuation allowance    $  1,609      $  4,933       $  1,771      $  3,667
                                                   ====================================================
    Liabilities:
       Property basis differences .............    $   --        $(20,807)      $   --        $(17,582)
       Inventory basis differences ............      (1,002)         --           (1,177)         --
                                                   ----------------------------------------------------
             Total liabilities ................    $ (1,002)     $(20,807)      $ (1,177)     $(17,582)
                                                   ----------------------------------------------------
             Net assets (liabilities) .........    $    607      $(15,874)      $    594      $(13,915)
                                                   ====================================================



The Company has provided a valuation allowance for a portion of certain state tax credits that may not be realized.

The significant items comprising the foreign deferred tax asset/liability are as follows:

                                                        January 2, 1999           January 3, 1998
                                                     ----------------------------------------------
                                                     Current    Long-term      Current    Long-term
                                                     ----------------------------------------------
    Assets:

         Net operating loss carryforwards.......      $ 144     $    --        $  --        $ 144
    Liabilities:
         Inventory .............................      $(569)    $    --        $  (569)     $  --
                                                     ----------------------------------------------
               Net assets (liabilities).........      $(425)    $    --        $  (569)     $ 144
                                                     ==============================================

7 COMMITMENTS AND CONTINGENCIES

(a) LITIGATION AND ENVIRONMENTAL CLEANUP MATTERS The Company, its directors, and certain of its officers were named as defendants in two putative class action lawsuits filed during September 1998 relating to the Company's public offering of 3.2 million shares of common stock that was completed on August 4, 1998 (the "Offering"). While the plaintiffs seek unspecified damages and rescission for alleged material misrepresentations and omissions in the registration statement and prospectus for the Offering, the Company does not believe that these lawsuits will have a material adverse impact on its operations or financial condition.

The Company is engaged in certain routine environmental cleanup matters. In the opinion of management, the costs associated with these cleanup matters are not expected to materially affect the Company's financial condition, results of operations or liquidity.

(b) LEASES The Company leases certain facilities and equipment under operating lease agreements and capital lease agreements that expire at various dates from the current year to the year 2004. As of January 2, 1999, the aggregate minimum future commitments under leases are as follows:

                                             Capital      Operating       Total
                                              Leases        Leases        Leases
                                             -----------------------------------
      1999 ................................. $ 2,240        $ 2,289      $ 4,529
      2000 .................................   1,094          1,886        2,980
      2001 .................................   2,080          1,528        3,608
      2002 .................................     725          1,260        1,985
      2003 .................................    --            1,117        1,117
      Thereafter ...........................    --              114          114
                                             -----------------------------------
                                             $ 6,139        $  8,194     $14,333
                                                            ====================
      Less--Amount representing interest ...     803
                                             -------
                                             $ 5,336
      Less--Current portion ................   1,861
                                             -------
                                             $ 3,475
                                             =======


Rent expense for operating leases for the years ended January 2, 1999, January 3, 1998 and January 4, 1997 was $1,982, $953, and $1,276, respectively.

(c) LETTERS OF CREDIT In the normal course of its business activities, the Company is required under certain contracts to provide letters of credit which may be drawn down in the event the Company fails to perform under the contracts. As of January 2, 1999 and January 3, 1998, the Company has issued or agreed to issue letters of credit totaling $86 and $273, respectively.

(d) EMPLOYMENT CONTRACT In 1997, the Company's Board of Directors approved an amendment to the President and Chief Executive Officer's Employment Agreement (the "Employment Agreement"). The Employment Agreement provides for Mr. Liebenow to continue to serve as President and Chief Executive Officer of the Company on a full-time basis through March 12, 2002, subject to an automatic three-year extension, unless terminated by the Company upon one year's prior notice. The Employment Agreement provides for an initial base salary of $600, subject to such annual increases as may be determined by the Board of Directors, as well as certain benefits and reimbursement of expenses. If the Employment Agreement had terminated as of January 2, 1999, Mr. Liebenow would have been entitled to receive $1,800 (in the event of a voluntary termination, termination for cause or for any other reason).


8 STOCK OPTIONS

In 1993, the Company adopted the 1993 Stock Option Plan for Company officers, and options to purchase a total of 953,692 shares of common stock were granted to certain officers that year. The difference of $1,186 between the fair market value at the grant date and the exercise price of these options was charged to compensation expense over five years. During 1996, additional options to purchase 141,000 shares of common stock were granted to certain officers under the 1993 Stock Option Plan. The difference of $348 between the fair market value at the grant date and the exercise price of these options was charged to compensation expense over five years. The 1993 Stock Option Plan provided that all options granted under the plan would vest over five years and be exercisable for ten years except in the event of a change in control, in which case all outstanding options granted pursuant to the plan would vest immediately. Upon the consummation of the Company's public offering of common stock in 1997, all previously unvested options granted under the 1993 Stock Option Plan became immediately exercisable in full, and the amount of unamortized compensation expense of $480 was recorded as a charge to the statement of income at that time.

During 1996, the Company adopted the 1996 Stock Option Plan for key middle managment employees. Options are granted at not less than fair market value, vest over a five year period, and are exercisable for ten years. A total of 300,000 shares are reserved under this plan, and options to purchase 210,000 shares have been granted.

During 1997, the Company adopted the 1997 Stock Option Plan. Options to purchase 700,000 shares of common stock have been granted to certain officers under the 1997 Stock Option Plan. These options vest over five years, and are exercisable for ten years. A total of 750,000 shares are reserved under this plan.

During 1995, options to purchase 7,500 shares of common stock were granted to a director of the Company. During 1997, options to purchase an aggregate of 15,000 shares of common stock were granted to two directors of the Company. During 1998, options to purchase an aggregate of 30,000 shares of common stock were granted to three directors of the Company. All options issued to directors vest over three years and are exercisable for ten years.

During 1997, the Company recorded $571 as stock option compensation expense.


PRO FORMA STOCK-BASED COMPENSATION EXPENSE In October 1995, the Financial Accounting Standards Board ("FASB") issued SFAS No. 123, "Accounting for Stock-Based Compensation," which sets forth a fair-value-based method of recognizing stock-based compensation expense. As permitted under SFAS No. 123, the Company has elected to continue to apply APB No. 25 to account for its stock-based compensation plans. Had compensation cost for awards granted in Fiscal 1998, Fiscal 1997 and Fiscal 1996 under the Company's stock-based compensation plans been determined based on the fair value at the grant dates consistent with the method set forth in SFAS No. 123, the effect on the Company's net income and earnings per common share would have been as follows:


                                                1998         1997          1996
                                               ----------------------------------
Net income
        As reported ........................   $ 5,770     $ 11,113      $ 8,562
        Pro forma ..........................   $ 5,195     $ 10,787      $ 8,500
Earnings per common share - diluted
        As reported ........................   $  0.40     $   0.85      $  0.69
        Pro forma ..........................   $  0.36     $   0.83      $  0.68


Compensation expense for options is reflected over the vesting period; therefore, future compensation expense may be greater as additional options are granted.

The fair value of each option grant was estimated on the grant date using the Black-Scholes option pricing model with the following weighted average assumptions:

                                                1998            1997          1996
                                            ---------------------------------------
Volatility ...............................      60.13%         44.83%        60.13%
Risk-free interest rate ..................       4.99%          6.69%         6.44%
Expected life of options .................  5.98 years     6.48 years      10 years


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

STOCK OPTION ACTIVITY A summary of the Company's stock option activity is as follows:

                                                 1998                        1997                         1996
                                         -----------------------------------------------------------------------------------
                                                      Weighted                     Weighted                       Weighted
                                           Number   Avg. Exercise     Number     Avg. Exercise      Number     Avg. Exercise
                                         of Shares      Price       of Shares         Price       of Shares         Price
                                         -----------------------------------------------------------------------------------
Options outstanding,
   beginning of year ...............     1,549,080      $ 4.74      1,092,311         $1.73         881,561         $1.36
Granted ............................       379,000      $10.03        586,500         $9.97         213,000         $3.31
Exercised ..........................       (37,350)     $ 4.09       (119,381)        $2.83            --             --
Forfeited ..........................       (54,300)     $10.24        (10,350)        $5.91          (2,250)        $5.50
Expired ............................          --           --            --             --             --             --
Options outstanding, end of year ...     1,836,430      $ 5.71      1,549,080         $4.74       1,092,311         $1.73
Options exercisable ................     1,004,080      $ 2.33        912,705         $1.33         526,926         $1.34
Options available for grant ........       124,400         --         270,300           --           80,100           --
Weighted average fair value
   per share of options granted.....          --        $ 5.56           --           $5.50            --           $4.05


A summary of the status of the Company's stock options as of January 2, 1999 is as follows:

                                      -----------------------------------------------------------
                                         Range of                   Weighted Avg.   Weighted Avg.
                                        Exercise       Number of     Remaining       Exercise
                                         Prices          Shares   Contractual Life     Price
                                      -----------------------------------------------------------
1993 Plan ........................... $ 0.80- 2.75      873,930         4.66          $ 1.27
1996 Plan ........................... $ 5.50-17.67      210,000         8.58          $ 8.58
1997 Plan ........................... $14.25-10.17      700,000         8.90          $ 8.91
Directors ........................... $ 7.33-13.00       52,500         8.80          $11.38


9 EXPORT AND PRODUCT SALES

Export sales from the United States to unaffiliated customers by major geographical area were as follows:

                                                Fiscal Year Ended
                                      --------------------------------------
                                      January 2,    January 3,    January 4,
                                         1999          1998          1997
                                      --------------------------------------
North America (excluding USA)......     $15,500       $11,900       $ 9,900
Middle East .......................       9,000        11,300        13,000
South America .....................       2,300         1,800           700
Europe ............................       4,500         2,900         2,500
All other areas ...................       4,100         4,600         4,000
                                      --------------------------------------
                                        $35,400       $32,500       $30,100
                                      ======================================

Gross sales by product category are as follows:

                                                Fiscal Year Ended
                                      --------------------------------------
                                      January 2,    January 3,    January 4,
                                         1999          1998          1997
                                      --------------------------------------
Fabric ...........................     $228,704      $190,183     $176,418
Yarn .............................       30,116        32,979       26,750
                                      --------------------------------------
                                       $258,820      $223,162     $203,168
                                      ======================================

10 401(k) PLAN

The Company has established a 401(k) plan (the "401(k) Plan") for eligible employees of the Company who may contribute up to 15% of their annual salaries (up to $10,000) to the 401(k) Plan. All contributions made by an employee are fully vested and are not subject to forfeiture. Each year the Company contributes on behalf of each participating employee an amount equal to 100% of the first $200 contributed by each employee and 25% of the next $800 contributed by such employee, for a maximum annual Company contribution of $400 per employee. An employee is fully vested in the contributions made by the Company upon his or her completion of five years of participation in the 401(k) Plan.

11 RECENT ACCOUNTING PRONOUNCEMENTS

In June 1997, the FASB issued SFAS No. 130, "Reporting Comprehensive Income" which is effective for the Company's financial statements for the fiscal year ended January 2, 1999. This statement establishes standards for reporting and display of comprehensive income and its components (revenues, expenses, gains and losses). Components of comprehensive income are net earnings and all other changes that are currently reflected in Stockholders' Investment. This statement requires that an enterprise (a) classify items of other comprehensive income by their nature in a financial statement and (b) display the accumulated balance of other comprehensive income separately from retained earnings and additional paid-in capital in the equity section of a statement of financial position. The adoption of this statement did not affect the Company's financial statements.

The Company has adopted SFAS No. 131, "Disclosures about Segments of an Enterprise and Related Information," in the fiscal year ended January 2, 1999. SFAS No. 131 establishes standards for reporting information regarding operating segments in annual financial statements and requires selected information for those segments to be presented in interim financial reports issued to stockholders. SFAS No. 131 also establishes standards for related disclosures about products and services and geographic areas. Operating segments are identified as components of an enterprise about which separate discrete financial information is available for evaluation by the chief operating decision maker, or decision making group, in making decisions about how to allocate resources and assess performance. The Company's chief decision-maker, as defined under SFAS No. 131, is the Chief Executive Officer. To date, the Company has viewed its operations and manages its business as principally one segment. As a result, the financial information disclosed herein, represents all of the material financial information related to the Company's principal operating segment. See Footnote 9.

In February 1997, FASB issued SFAS No. 133 "Accounting for Derivative Instruments and Hedging Activities." SFAS No. 133 establishes accounting and reporting standards for derivative instruments, including certain derivative instruments embedded in other contracts (collectively referred to as derivatives) and for hedging activities. SFAS No. 133 is effective for fiscal years beginning after June 15, 1999. The Company believes that the adoption of this new accounting standard will not have a material effect on the Company's financial statements.

--------------------------------------------------------------------------------

                    REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

TO QUAKER FABRIC CORPORATION:

We have audited the accompanying consolidated balance sheets of Quaker Fabric Corporation (a Delaware corporation) and subsidiaries as of January 2, 1999 and January 3, 1998, and the related statements of income, changes in stockholders' equity and cash flows for each of the three years ended January 2, 1999. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Quaker Fabric Corporation and subsidiaries as of January 2, 1999 and January 3, 1998, and the results of their operations and their cash flows for each of the three years ended January 2, 1999, in conformity with generally accepted accounting principles.

ARTHUR ANDERSEN LLP

Boston, Massachusetts
February 8, 1999

          MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
                           AND RESULTS OF OPERATIONS


The following analysis of the financial condition and results of operations of the Company should be read in conjunction with the Company's Consolidated Financial Statements and the Notes thereto included elsewhere in this report.

GENERAL

OVERVIEW Quaker is a leading designer, manufacturer and worldwide marketer of woven upholstery fabrics and one of the largest producers of Jacquard upholstery fabrics in the world. The Company also manufactures specialty yarns, most of which are used in the production of the Company's fabric products. The balance is sold to manufacturers of apparel and home furnishings products throughout the United States.

During 1995, management developed a comprehensive performance improvement plan designed to increase margins and earnings by growing sales, reducing raw material costs and improving manufacturing efficiencies. Following management's implementation of this plan, the Company's sales and profitability improved in comparison to prior periods in each of the last three quarters of 1996 and during the first three quarters of 1997. However, during the second half of 1997, record order rates for the Company's fabric and yarn products caused the Company's production backlog and delivery lead times to increase significantly. To respond to this growing demand for the Company's products and to support its new market development efforts, Quaker began implementing an aggressive capacity expansion plan involving the expenditure of approximately $67.0 million during 1997 and 1998. Period costs associated with the implementation of this plan, including the cost of identifying and preparing the space needed to house the new equipment included in the plan, costs related to the hiring and training of the more than 350 new employees needed to run this new equipment, and some deterioration in the Company's productivity and internal quality performance resulting from the addition of these new employees adversely affected the Company's margin performance during the third and fourth quarters of 1997. In addition, heavy overtime expenses incurred to meet customer demand despite existing capacity constraints, also put pressure on the Company's margins during the second half of 1997.

These cost factors continued to exert downward pressure on the Company's margins during 1998, but their effect had begun to diminish by the end of the second quarter, the Company's margins were beginning to improve and Quaker's financial performance during the first half was reasonably strong. However, production delays encountered during the Company's conversion to a new management information system during the third quarter, coupled with a significant decline in the Company's new order rate during the latter part of the year, resulted in a disappointing second half. Management believes the decline in the Company's order rate to be attributable to a number of facturs, including order rate adjustments made by Quaker's customers later in the year to account for improvements in the Company's delivery lead times. International economic conditions, which continued to weaken throughout the year, hurt Quaker's yarn sales business, which faced heavy competition from imported apparel products from the Far East during 1998.

Management believes that a relatively strong U.S. economy will continue to provide the Company with a business environment which is generally favorable to the achievement of Quaker's growth and marketing objectives. Uncertainty surrounding the global economic environment, however, is expected to continue to depress the Company's revenues from its yarn and export businesses over the near term.

QUARTERLY OPERATING RESULTS The following table sets forth certain condensed unaudited consolidated statements of income data for the eight fiscal quarters ended January 2, 1999, as well as certain data expressed as a percentage of the Company's total net sales for the periods indicated:

                                                     FISCAL 1998                                     Fiscal 1997
                                     -------------------------------------------------------------------------------------------
                                      FIRST      SECOND       THIRD      FOURTH       First      Second       Third       Fourth
                                     -------------------------------------------------------------------------------------------
                                     QUARTER     QUARTER     QUARTER     QUARTER     Quarter     Quarter     Quarter      Quarter
                                     -------------------------------------------------------------------------------------------
                                                                   (in thousands, except per share data)

Net sales .........................  $62,730     $64,075     $60,331     $65,422     $53,198     $52,475     $55,130     $58,371
Gross margin ......................   13,591      14,594      12,137      12,350      13,099      13,006      12,656      13,012
Gross margin percentage ...........    21.7%       22.8%       20.1%       18.9%       24.6%       24.8%       23.0%       22.3%
Operating income ..................    4,193       5,376       2,456       1,964       4,631       5,020       4,873       4,938
Operating income percentage .......     6.7%        8.4%        4.1%        3.0%        8.7%        9.6%        8.8%        8.5%
Income before provision for
 income taxes .....................  $ 2,978     $ 3,911     $ 1,066     $   657     $ 3,747     $ 4,181     $ 3,925     $ 3,844
                                     -------------------------------------------------------------------------------------------
Net income ........................  $ 1,936     $ 2,542     $   692     $   600     $ 2,510     $ 2,801     $ 3,080     $ 2,722
                                     -------------------------------------------------------------------------------------------
                                     -------------------------------------------------------------------------------------------
Earnings per common share-basic ...  $  0.15     $  0.20     $  0.04     $  0.04     $  0.21     $  0.22     $  0.25     $  0.22
                                     -------------------------------------------------------------------------------------------
                                     -------------------------------------------------------------------------------------------
Earnings per common share-diluted .  $  0.15     $  0.19     $  0.04     $  0.04     $  0.20     $  0.21     $  0.23     $  0.21
                                     -------------------------------------------------------------------------------------------
                                     -------------------------------------------------------------------------------------------


(1) The data reflected in this table has been derived from unaudited financial statements that, in the opinion of management, include all adjustments (consisting only of normal recurring adjustments) necessary for the fair presentation of such information when read in conjunction with the Company's Consolidated Financial Statements and the Notes thereto contained elsewhere in this report.

The Company follows industry practice by closing its operating facilities for a one-to-two week period during July of each year. In 1996, this shutdown period, and the resulting effect on sales, occurred in the third fiscal quarter. In 1997 and 1998, the first week of the annual shutdown period occurred in the second fiscal quarter.

PRODUCT MIX Over the past several years, Quaker has taken steps to expand both the breadth and depth of the Company's product line by increasing the number of higher margin, middle to better-end fabrics in its line and by expanding the number of fabrics it offers at each price point and in each styling category. As a result, the Company has added new manufacturers of higher-end furniture to its customer base and positioned itself as a full service supplier of Jacquard and plain woven fabrics to all of its customers. The following table sets forth certain information relating to the changes that have occurred in the Company's product mix and the average gross sales price of its fabrics since 1996:

                                                                               FISCAL YEAR
                                         ------------------------------------------------------------------------------
                                                 1998                         1997                         1996
                                         ------------------------------------------------------------------------------
                                                      PERCENT                      Percent                      Percent
                                                        OF                           of                            of
                                          AMOUNT       SALES            Amount      Sales           Amount       Sales
                                         ------------------------------------------------------------------------------
                                                                   (in thousands, except per yard data)
Gross fabric sales (dollars):
  Promotional-end fabrics .........      $ 54,913       24.0%          $ 57,395      30.2%          $ 54,716      31.0%
  Middle to better-end fabrics ....       173,791       76.0            132,788      69.8            121,702      69.0
                                         ------------------------------------------------------------------------------
    Gross fabric sales ............      $228,704      100.0%          $190,183     100.0%          $176,418     100.0%
                                         ------------------------------------------------------------------------------
Gross fabric sales (yards):
  Promotional-end fabrics .........        15,951       31.7%            16,822      37.4%            16,074      36.9%
  Middle to better-end fabrics ....        34,446       68.3             28,154      62.6             27,478      63.1
                                         ------------------------------------------------------------------------------
    Gross fabric sales ............        50,397      100.0%            44,976     100.0%            43,552     100.0%
                                         ------------------------------------------------------------------------------
Average gross sales price per yard:
  Promotional-end fabrics .........      $   3.44                       $  3.41                    $   3.40
  Middle to better-end fabrics ....          5.05                          4.72                        4.43
    Average per yard - all fabrics           4.54                          4.23                        4.05



GEOGRAPHIC DISTRIBUTION OF SALES To develop markets for upholstery fabric outside the United States, the Company has placed substantial emphasis on building both direct exports from the United States as well as sales from its Mexico City, Mexico distribution center. The Company's 1998 foreign sales were up by $1.8 million, or 4.6% above 1997. The following table sets forth certain information about the changes which have occurred in the geographic distribution of the Company's gross fabric sales since 1996:

                                                                     FISCAL YEAR
                                  ------------------------------------------------------------------------------------
                                           1998                          1997                         1996
                                  ------------------------------------------------------------------------------------
                                                   PERCENT                        Percent                      Percent
                                                      OF                           of                             of
                                   AMOUNT           SALES        Amount           Sales        Amount           Sales
                                  ------------------------------------------------------------------------------------
                                                                 (in thousands)

Gross fabric sales:
  Domestic sales .........        $187,231           81.9%      $150,525           79.1%      $140,717           79.8%
  Foreign sales(1) .......          41,473           18.1         39,658           20.9         35,701           20.2
                                  ------------------------------------------------------------------------------------
        Gross fabric sales        $228,704          100.0%      $190,183          100.0%      $176,418          100.0%
                                  ------------------------------------------------------------------------------------
                                  ------------------------------------------------------------------------------------


(1) Foreign sales consists of both direct exports from the United States as well as sales from the Company's Mexico City distribution center.

RESULTS OF OPERATIONS

FISCAL 1998 COMPARED TO FISCAL 1997 Net Sales. Net sales for 1998 increased $33.4 million, or 15.2%, to $252.6 million from $219.2 million in 1997. Gross fabric sales were higher while gross yarn sales were lower during the period. Gross fabric sales increased due to increases in both domestic and foreign fabric sales. Gross fabric sales within the United States increased 24.4%, to $187.2 million in 1998 from $150.5 million in 1997. Foreign sales increased 4.6%, to $41.5 million in 1998 from $39.7 million in 1997. This increase was due to improved sales in Canada as well as increased penetration of other international markets. Gross yarn sales decreased 8.7%, to $30.1 million in 1998 from $33.0 million in 1997.

The gross volume of fabric sold increased 12.1%, to 50.4 million yards in 1998 from 45.0 million yards in 1997. The average gross sales price per yard increased 7.3%, to $4.54 in 1998 from $4.23 in 1997. The increase was principally due to a product shift to more middle to better-end fabrics. The Company sold 22.3% more yards of middle to better-end fabrics and 5.2% fewer yards of promotional-end fabrics in 1998 than in 1997. The average gross sales price per yard of middle to better-end fabrics increased by 7.0%, to $5.05 in 1998 from $4.72 in 1997. The average gross sales price per yard of promotional-end fabrics increased by 0.9%, to $3.44 in 1998 from $3.41 in 1997.

Gross Margin. The gross margin percentage for the first half of Fiscal 1998 decreased to 22.2% as compared to 24.7% for the first half of 1997. The decrease in the gross margin percentage was due to 1.) lower operating efficiencies and other period costs associated with a two-year capacity expansion plan, which the Company began implementing in 1997, and 2.) heavy overtime expenses associated with operating almost all of the Company's manufacturing areas on a six and one-half day per week schedule to meet customer demand. For the second half of Fiscal 1998, the gross margin percentage was 19.5% as compared to 22.6% during the second half of 1997. This decrease was due to 1.) systems-related issues which depressed the Company's production rates during the third quarter of 1998, 2.) a significant shortfall in expected sales during the fourth quarter of 1998 due to an order rate approximately 40% below the comparable period of 1997, and 3.) a significant increase in the sale of seconds in the second half of the year as compared to both the first half of Fiscal 1998 and the second half of Fiscal 1997.

Selling, General and Administrative Expenses. Selling, general and administrative expenses increased to $38.7 million in 1998 from $32.3 million in 1997 due to increases in sales commissions, labor and fringes, freight expenses and sampling expenses associated with the Company's higher net sales for the period. Selling, general and administrative expenses as a percentage of net sales were 15.4% in 1998 and 14.7% in 1997.

Interest Expense, Net. Interest expense increased to $5.4 million in 1998 from $3.7 million in 1997. Higher levels of senior debt financing at higher rates of interest was the primary reason.

Effective Tax Rate. The effective tax rate increased to 33.0% in 1998 from 29.2% in 1997. The unusually low effective tax rate in Fiscal 1997 was due to the reversal of tax reserves no longer required and an increase in the foreign sales corporation benefit partially offset by an increase in state and foreign income taxes. See Note 6 of Notes to Consolidated Financial Statements included elsewhere in this report.

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

LIQUIDITY AND CAPITAL RESOURCES
The Company historically has financed its operations and capital requirements through a combination of internally generated funds, borrowings under the Credit Agreement, and debt and equity offerings. The Company's capital requirements have arisen principally in connection with the purchase of equipment to expand production capacity and improve the Company's quality and productivity performance and with an increase in the Company's working capital needs related to its sales growth.

The primary source of the Company's liquidity and capital resources has been operating cash flow. The Company's net cash provided by (used in) operating activities was $14.8 million, $11.1 million and ($11.8) million in 1996, 1997 and 1998, respectively. The Company has supplemented its operating cash flow with borrowings. Net borrowings (repayments) were ($2.5) million in 1996, $10.2 million in 1997 and $16.6 million in 1998. The Company also raised $3.3 million from the offering of 450,000 new common shares in 1997, and $36.5 million from the offering of 3,000,000 new common shares in 1998.

Over the last five years, the Company has placed in service new manufacturing equipment with an aggregate cost of $94.0 million. Capital expenditures in 1997 and 1998 were $25.5 million and $41.5 million, respectively. Capital expenditures during 1998 were funded by operating cash flow, borrowings and proceeds from the 1998 Offering (as hereinafter defined). Management anticipates that capital expenditures will total approximately $24.0 million in 1999, consisting of $10.9 million primarily for new production equipment to expand finishing capacity and support the Company's marketing, productivity, quality, service and financial performance objectives. Management believes that operating income and borrowings under the Credit Agreement will provide sufficient funding for the Company's capital expenditures and working capital needs for the foreseeable future.

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

The Company also has a $70.0 million Credit Agreement with two banks which expires December 31, 2002. In 1998, the Company amended its Credit Agreement to increase the amount of the facility from $50.0 million to $70.0 million and to eliminate covenant limitations with respect to capital expenditures. As of January 2, 1999, the Company had $20.5 million outstanding under the Credit Agreement and unused availability of $48.7 million, net of outstanding letters of credit. See Note 5 of Notes to Consolidated Financial Statements, herein.

In 1998, the Company completed a public offering of 3.2 million shares of its common stock of which 3.0 million shares were sold by the Company and 0.2 millions shares were sold by a selling stockholder (the "1998 Offering"). The Company applied its share of the net proceeds from the 1998 Offering, or approximately $36.5 million, to repay amounts borrowed under the Credit Agreement.

The Company is required to comply with a number of affirmative and negative covenants under the Credit Agreement and the Senior Notes, including, but not limited to, maintenance of certain financial tests and ratios (including interest coverage ratios, net worth related ratios, and net worth requirements); limitations on certain business activities of the Company; restrictions on the Company's ability to declare and pay dividends, incur additional indebtedness, create certain liens, incur capital lease obligations, make certain investments, engage in certain transactions with stockholders and affiliates, and purchase, merge, or consolidate with or into any other corporation. The Company is currently in compliance with all of the affirmative and negative covenants in the Credit Agreement and the Senior Notes and management believes the Company's continued compliance will not prevent the Company from operating in the normal course of business.

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

FOREIGN CURRENCY TRANSLATION
All of the Company's sales are denominated in U.S. dollars except sales through the Company's Mexico City distribution center. These sales are denominated in pesos and are, therefore, subject to currency fluctuations. Accounts receivable in pesos at January 2, 1999 were $2.0 million.

Mexico has been designated as a "highly inflationary country" for purposes of applying Statement of Financial Standards No. 52, Foreign Currency Translation. Accordingly, the Company has recorded translation gains and losses in the income statement rather than as a separate component of equity in Fiscal 1997 and Fiscal 1998. See Note 2(i) of Notes to Consolidated Financial Statements included elsewhere in this report.

YEAR 2000

The "Year 2000 issue" is a result of the many existing computer programs that use only the last two, rather than all four, digits to specify a year. As a result, it is anticipated that date sensitive programs may only recognize "00" as signifying the year 1900, and therefore not recognize the year 2000. Although the exact consequences of such an event are not yet fully known, there is concern that there could be at least a temporary inability to engage in normal business operations, which, in the aggregate, could have a negative effect on the global economy.

The Company has considered and planned for the Year 2000 issue since the middle of 1996 when the Company began working with outside consultants and software vendors to both develop its response to the Year 2000 issue, as well as to update its overall management information system. In addition, the Company has an internal project team in place to coordinate these efforts. In late 1996, the Company purchased a new Enterprise Resource Planning system (the "ERP"). The ERP is intended to enhance the Company's ability to meet its productivity, service and quality objectives, and is represented as fully Year 2000 compliant, and therefore carries a warranty for the latter purpose. The ERP is designed to read all four digits of a given year, and to convert two digit year designations as well. The Company converted to the ERP during July 1998, and fully implemented the system by the end of 1998.

The Company has also initiated the process of reviewing its manufacturing and other critical equipment that may be date-sensitive, including equipment with embedded technology. The Company has organized an internal team to conduct a survey of all such equipment. The survey is substantially completed and remediation of equipment is not expected to be material. A timetable and approach to test certain critical equipment with embedded technology is under consideration.

Through January 2, 1999, the Company has spent approximately $4.8 million for product acquisition, planning, conversion, and implementation in connection with the ERP. Substantially all of the hardware and software costs have been capitalized.

The Company has sent surveys to its major vendors in an attempt to ascertain their state of Year 2000 readiness and to determine the extent to which the Company may be adversely effected by their failure to address the Year 2000 issue appropriately. The Company has received responses to most of those surveys and a team of Company employees will continue to coordinate the Company's efforts in this regard. Similarly, the Company has been in communication with its major customers, and is receiving information from them as to their state of readiness for the Year 2000.

The Company will continue to assess the state of Year 2000 preparedness of its major suppliers and vendors. While the failure by these entities to adequately address their Year 2000 issues could have a material adverse effect on the Company, it is not presently possible to reasonably estimate the amount of business that the Company could lose or the other costs that the Company could sustain in the event of such failure. Similarly, to the extent that other segments of the global political, financial, economic, transportation and manufacturing sectors malfunction at the Year 2000, the Company's operations and financial strength would likely be adversely affected to some presently unknown degree.

The Company believes that it will be successful in its efforts to address the Year 2000 issue and will therefore not suffer any material adverse effect on its operations or financial condition. Although the Company is not certain as to the nature and complete extent of the risks of failure in this regard, such failure could lead to a "most reasonably likely worst case scenario" where it was severely limited in its ability to perform its manufacturing processes, deliver its products, and otherwise engage in its ordinary business operations for an unknown period of time. At present, the Company has no contingency plan in place for such an occurrence and has no firm plans to initiate the creation of such a contingency plan or to further study the uncertainty surrounding the risks of failure.

                        SUMMARY QUARTERLY FINANCIAL DATA
                                  (Unaudited)

The following is a summary of the results of operations for each of the quarters within the years ended January 2, 1999 and January 3, 1998.

In thousands, except per share data
                                           FIRST         SECOND          THIRD         FOURTH
1998                                      QUARTER        QUARTER        QUARTER        QUARTER
----------------------------------------------------------------------------------------------
Net sales .......................        $62,730        $64,075        $60,331        $65,422
Gross margin ....................         13,591         14,594         12,137         12,350
Operating income ................          4,193          5,376          2,456          1,964
Net income ......................        $ 1,936        $ 2,542        $   692        $   600
Earnings per common share-basic .        $  0.15        $  0.20        $  0.04        $  0.04
Earnings per common share-diluted        $  0.15        $  0.19        $  0.04        $  0.04



                                           First         Second          Third         Fourth
1997                                      Quarter        Quarter        Quarter        Quarter
----------------------------------------------------------------------------------------------

Net sales .......................        $53,198        $52,475        $55,130        $58,371
Gross margin ....................         13,099         13,006         12,656         13,012
Operating income ................          4,631          5,020          4,873          4,938
Net income ......................        $ 2,510        $ 2,801        $ 3,080        $ 2,722
Earnings per common share-basic .        $  0.21        $  0.22        $  0.25        $  0.22
Earnings per common share-diluted        $  0.20        $  0.21        $  0.23        $  0.21




          -----------------------------------------------------------



The following summarizes common stock prices for the years ended January 2, 1999 and January 3, 1998.

                                                        PRICE PER SHARE
1998                                                 HIGH               LOW
------------------------------------------------------------------------------

First Quarter ......................                $17.67             $11.42
Second Quarter .....................                $20.17             $13.00
Third Quarter ......................                $17.00             $ 4.38
Fourth Quarter .....................                $ 7.63             $ 3.91

                                                        PRICE PER SHARE
1997                                                 HIGH               LOW
------------------------------------------------------------------------------


First Quarter ......................                $12.33             $ 8.67
Second Quarter .....................                $11.33             $ 8.67
Third Quarter ......................                $15.92             $10.00
Fourth Quarter .....................                $16.17             $11.00


(1) The Company's common stock is traded over the counter and is quoted on the Nasdaq National Market under the symbol "QFAB."
(2) No dividends have been paid on the Company's common stock.
(3) As of March 22, 1999, there were approximately 96 record holders of common stock.
(4) The Company's Credit Agreement and Senior Notes contain restrictive covenants which limit the Company's ability to declare and pay dividends. Under the most restrictive of these covenants, $20.7 million was available for the payment of dividends as of January 2, 1999.
(5) On May 28, 1998, the Board of Directors declared a three-for-two stock split effected by means of a stock dividend paid on June 19, 1998 to stockholders of record on June 8, 1998. All share amounts give effect to such stock split.

                                    GENERAL
                                  INFORMATION

DIRECTORS
--------------------------------------------------------------------------------
SANGWOO AHN, Chairman                   DR. JERRY I. PORRAS
Partner                                 Lane Professor of Organizational
Morgan Lewis Githens & Ahn              Behavior and Change
                                        Stanford University Graduate
LARRY A. LIEBENOW                       School of Business
President and CEO
Quaker Fabric Corporation               ERIBERTO R. SCOCIMARA
                                        President and Chief Executive Officer
                                        Hungarian-American Enterprise Fund

COMMITTEES
--------------------------------------------------------------------------------
AUDIT COMMITTEE                         COMPENSATION COMMITTEE
Sangwoo Ahn                             Sangwoo Ahn
Eriberto R. Scocimara                   Larry A. Liebenow
                                        Jerry I. Porras
STOCK OPTION COMMITTEE
Sangwoo Ahn
Jerry I. Porras


OFFICERS
--------------------------------------------------------------------------------
LARRY A. LIEBENOW                       PAUL J. KELLY
President and Chief                     Vice President - Finance,
Executive Officer                       Treasurer and Chief Financial Officer

ANTHONY DEGOMES                         THOMAS H. MUZEKARI
Vice President                          Vice President
New Business Development                Sales and Marketing

JAMES A. DULUDE                         BEATRICE SPIRES
Vice President                          Vice President
Manufacturing                           Styling and Design

CYNTHIA L. GORDAN                       J. DUNCAN WHITEHEAD
Vice President, Secretary               Vice President
and General Counsel                     Research and Development

MARK R. HELLWIG
Vice President
Supply Chain Management



CORPORATE DATA
--------------------------------------------------------------------------------
CORPORATE OFFICE                        NASDAQ (National Market System)
Quaker Fabric Corporation               Trading Symbol - QFAB
941 Grinnell Street
Fall River, Massachusetts 02721         INDEPENDENT AUDITORS
(508) 678-1951                          Arthur Andersen LLP
                                        225 Franklin Street
ANNUAL MEETING                          Boston, Massachusetts 02110
11:00 a.m., May 21, 1999
BankBoston N.A.                         LEGAL COUNSEL
100 Federal Street                      Proskauer Rose LLP
Boston, Massachusetts 02105             1585 Broadway
                                        New York, New York 10036
TRANSFER AGENT AND REGISTRAR
BankBoston N.A.                         FORM 10-K
c/o Equiserve Limited Partnership       The Company's Form 10-K Report,
P.O. Box 8040                           as filed with the Securities and
Boston, MA 02266-8040                   Exchange Commission, is available
(781) 575-3170                          to stockholders without charge
http://www.equiserve.com                upon request to the Corporate Office,
                                        Attn: Corporate Secretary
