Form 10-K, Exhibit 13
period 2000-01-01
QUAKER FABRIC CORP /DE/
filed 2000-03-30
CIK 103341

                              FINANCIAL HIGHLIGHTS

                   QUAKER FABRIC CORPORATION AND SUBSIDIARIES


                       TABLE OF CONTENTS

Financial Highlights ................................    1
Letter to our Shareholders ..........................    2
The Company .........................................    4
Selected Financial Data .............................   12
Financial Statements ................................   13
Notes to Financial Statements........................   17
Report of Independent
Accountants .........................................   25
Management's Discussion
and Analysis ........................................   26
Summary Quarterly Financial Data ....................   31
General Information .................................   32


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


                                                 (Dollars in thousands,
                                                 except per share data)
                                         -------------------------------------------
                                          FISCAL          Fiscal           Percent
                                           1999            1998            Change
                                         -------------------------------------------
Net sales ............................    $250,824        $252,558          (0.7)%
Operating income......................       8,270          13,989         (40.9)%
Net income............................       2,073           5,770         (64.1)%
Earnings per common
 share-diluted........................    $   0.13        $   0.40         (67.5)%
Working capital.......................      63,034          72,694         (13.3)%
Funded debt...........................      62,734          71,572         (12.3)%
Shareholders' equity..................     127,278         124,993           1.8%

TO OUR SHAREHOLDERS

Last year was an important transition year for Quaker, as we finished laying the foundation for additional market share gains in the U.S. and continued growth of our export business by further consolidating our product leadership position and making significant headway in our efforts to build an equally strong service advantage. With a great product line and customer confidence in our service capabilities very high, all of us at Quaker share a common belief that we have built the platform needed to hit the ground running in 2000 and to position the company as the supplier of choice to the worldwide furniture industry.

         We were successful in generating significant top-line momentum as we moved through last year -- with fourth quarter net sales of almost $69.0 million setting a new record for us, and domestic fabric sales and yarn sales for the quarter both up almost 9% versus the comparable period of 1998. But, our fourth quarter top-line gains came too late to fully make up for last year's slow start, and our 1999 financial performance as a whole was a disappointment - with net sales, at $250.8 million, essentially flat in relationship to 1998, net income at $2.1 million versus $5.8 million in 1998, and diluted EPS of $0.13 compared to $0.40 in 1998. At year-end, our book value per share was at $8.12 and our balance sheet was further strengthened -- reflecting the effort we have made to maintain tight controls over inventory levels, capital spending, operating costs, debt levels and working capital. In addition, the strong operating cash flows we generated last year allowed us to reduce our long-term debt by about $9.0 million, resulting in funded debt of approximately $63.0 million and a debt to total capitalization ratio of about 33% at year-end.

         We have new initiatives underway in virtually every area of the company to further improve our financial performance. Additional technology-based analytical tools are being introduced in a number of key areas to improve the quality and timeliness of our decision-making processes. We continue to have the best yarn and fabric design and styling teams in the industry - and to help us achieve our revenue objectives in every market, we have new product development efforts underway to support each of our core business segments - including the development of new softening and finishing techniques to continue responding to strong demand for fabrics with a soft "hand." We have new marketing programs in place to build our yarn sales into the home furnishings segment. We are continuing to strengthen our sales and marketing team, both in the domestic market and around the world, including new, dedicated marketing representatives in China, the U.K. and Poland -- a new sales office and showroom in the Middle East -- and a new wholly-owned subsidiary in Brazil, with both a sales and marketing as well as a warehousing and distribution component to it. And we're introducing new methods and procedures in our production areas to improve our manufacturing efficiencies, increase throughput and reduce our overall operating costs.

         We're confident we are well positioned to take full advantage of the continuing strength of the domestic economy and favorable U.S. demographic trends -- and this year is off to a strong start. Incoming orders during the fourth quarter of last year were up approximately 44% versus the fourth quarter of 1998. Our production backlog at year-end was up about

18% versus year-end 1998, despite a simultaneous reduction in our delivery lead times. And we remain committed to reaching the goals we've set for ourselves with respect to our yarn and fabric export businesses -- and have clear game plans in place to do that.

         We have a lot of work to do this year, but an enormous amount has already been accomplished. Quaker has had many years of very solid financial performance -- and significant investments have been made throughout the company to create the opportunities we have today -- investments in hard assets and, even more importantly, investments in Quaker's intellectual capital, including the development of the company's supply chain management expertise, strong new product development capabilities and equally strong technological competencies. It is with those investments in mind and an understanding of what they mean to our potential that we remain confident we have the product, the manufacturing capacity, the service, the technical know-how and the people to get the job done. And it is our objective during 2000 to use the investments we have made in our product and service capabilities to achieve a strong financial performance for our company.

         As we pursue that objective, we remain deeply appreciative of your continued support -- as well as the support of our associates and their continuing commitment to our shared vision.

Sincerely,

Larry A. Liebenow                                 Sangwoo Ahn
Larry A. Liebenow                                 Sangwoo Ahn
President and Chief Executive Officer             Chairman of the Board

THE COMPANY

Quaker makes upholstery fabric -- great upholstery fabric. In fact, the company is one of the largest residential upholstery fabric manufacturers in the United States -- and with about 17% of our gross fabric sales made outside the U.S. -- we have a strong international presence as well. We are also the world's largest producer of chenille yarn -- and our operations are vertically integrated -- from specialty yarn manufacturing through fabric weaving and finishing.

         As an upholstery fabric manufacturer, our fortunes are tied to the furniture business, rather than the broader textile industry -- with overall demand levels in our business a function of general economic conditions, consumer confidence levels and population demographics.

GREAT PRODUCTS

We offer a broad product line that serves the entire residential furniture industry -- with our Whitaker'r' Collection fabrics offering our higher-end customers a differentiated product -- and our Quaker'TM' line designed to meet the product and pricing needs of our higher volume, mid-price and promotional-end customers. Our customer base includes more than 3,000 manufacturers of fine furniture around the world, including virtually every major domestic furniture manufacturer and over 600 fabric distributors and furniture manufacturers in more than 40 other countries.

         In a product-driven industry like ours, styling and design expertise is a critical success factor -- and we have one of the best design departments in the industry. In fact, our new product development expertise was acknowledged, in a very public way, by our entire industry last April when -- in a survey sponsored by one of the furniture industry's most widely-read trade publications our customers voted overwhelmingly to award us "Design Giant" status in two categories -- "Overall Design Innovation" and "Creative Use of Technology."

         In addition to our fabrics, we also design and manufacture specialty yarns -- and last year, we sold about $22.0 million of spun and chenille yarns to manufacturers of home furnishings and apparel products in the U.S.

                                     [PHOTO]

                                     [PHOTO]

QUALITY MANUFACTURING

The new equipment we have added over the past few years has given us one of the most modern production operations in the industry and the capacity we need to provide great service to our customers. All of our looms are equipped with Jacquard heads -- the most versatile fabric formation equipment on the market today -- and our newest looms are equipped with microprocessors to accelerate product changeovers. It is our Jacquard weaving equipment, combined with our chenille yarns, that allows our Jacquard products to compete effectively with almost every other type of upholstery fabric.

         In addition to making most of the specialty yarns we use in our fabrics, the company is also vertically integrated in terms of its fabric finishing operations -- where we have developed product advantages. Our Quaker Plush'TM' products are a good example of this. They are rich in appearance - durable -- distinctive -- and extraordinarily soft. We introduced our very first Plush products in late 1997 -- and they have been a big hit with our customers. Since then, we have also developed a collection of washed fabrics to provide additional product choices to our upper-end customers -- and introduced additional post-finishing equipment and processes into our manufacturing operations to increase the softness of our promotional-end fabrics.

         To ensure that all of the yarns and fabrics we produce meet our exacting quality standards, Quaker is ISO 9001 certified on a company-wide basis
- from new product design to final product shipment.

GREAT SERVICE

Our customers want our products fast -- and delivered on time. We offer immediate delivery on the products we have in inventory at our distribution centers in North Carolina, Mississippi, California and Mexico -- but most of our products are made to customer order. Our current lead-time is four to six weeks -- which ranks us among the best in the business.

         One of our most important strategic initiatives is to lock in a service advantage for ourselves. To further that objective, in 1998, we added an experienced supply chain management professional to our senior management team, and each of the functional areas at Quaker critical to "getting the right product to the right customer at the right time" reports to him. With the additional capacity we have added over the past few years -- and our increased emphasis on supply chain management opportunities -- we are proud to say that we have given our customers good reason to have a high degree of confidence in our delivery performance.

BUSINESS STRATEGY

Our objective is to produce sustained, superior growth and profitability for the company over the long-term by dominating our market. We believe that the competitive advantages we have already developed -- strengthened by the addition of a service advantage to our arsenal -- will allow us to do that. The key components of our strategy include:

         Increasing our share of the domestic fabric market

         Expanding our international fabric sales

         Capitalizing on the growing demand for softer upholstery fabric

         Penetrating related fabric markets -- including the office furniture market, and

         Growing our specialty yarn sales.

         In every case, our approach is to emphasize the superior styling and performance of our fabrics and yarns -- and our continuing commitment to product quality and customer service.

MANUFACTURING CAPACITY

The new fabrics we introduced in 1996 and 1997 -- particularly our new Whitaker and Quaker Plush products -- created enormous demand, and in early 1997, we began implementing a two-year, $67.0 million capacity expansion project. That expansion program was completed in 1998, and it has given us the ability to produce more than $300.0 million of yarn and fabric annually.

         All of the new equipment included in our 1997-98 capacity expansion program was installed at our six manufacturing facilities in the Fall River, Massachusetts area. To plan for our long-term growth, we have purchased about sixty acres of undeveloped land in Fall River -- so that, in the future, we can add discrete production "modules" at a separate facility -- as customer demand warrants -- without disruption to our existing operations.

                                     [PHOTO]

         During 1999, we made important gains in several critical areas - product leadership, product innovation, supply chain management and overall service levels -- and focused significant resources on building the platform needed -- when it comes to both product and service -- to achieve our operating and financial objectives in 2000. We're confident that we have the product, the manufacturing capacity, the service, the technical expertise and the people to get the job done. And our entire staff is committed to doing just that -- because everyone at Quaker knows that what we do -- every day -- matters to our customers -- and to our shareholders.

                                     [PHOTO]

                   QUAKER FABRIC CORPORATION AND SUBSIDIARIES


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

                                                        Fiscal Year Ended
                                -------------------------------------------------------------
                                JANUARY 1,   January 2,   January 3,  January 4,  December 30,
                                   2000        1999          1998      1997(1)        1995
                                -------------------------------------------------------------
INCOME STATEMENT DATA:
Net sales ...................   $250,824    $252,558     $219,174    $198,856  $173,487
Cost of products sold .......    201,236     199,886      167,401     152,787   137,083
                                ---------------------------------------------------------
Gross margin ................     49,588      52,672       51,773      46,069    36,404
Selling, general and
 administrative expenses ....     41,318      38,683       32,311      29,121    26,176
                                ---------------------------------------------------------
Operating income ............      8,270      13,989       19,462      16,948    10,228
Other expenses:
  Interest expense, net .....      5,127       5,405        3,700       4,092     3,898
  Other, net ................        (46)        (28)          65          77        98
                                ---------------------------------------------------------
Income before provision
 for income taxes ...........      3,189       8,612       15,697      12,779     6,232
Provision for income taxes ..      1,116       2,842        4,584       4,217       712
                                ---------------------------------------------------------
Net income ..................   $  2,073    $  5,770     $ 11,113    $  8,562  $  5,520
                                =========================================================
Earnings per common
  share(2)--basic ...........   $   0.13    $   0.42     $   0.90    $   0.71  $   0.46
                                =========================================================
Earnings per common
 share(2)--diluted ..........   $   0.13    $   0.40     $   0.85    $   0.69  $   0.44
                                =========================================================
Weighted average shares
 outstanding(2)--basic.......     15,664      13,861       12,412      12,032    12,032
                                =========================================================
Weighted average shares
 outstanding(2)--diluted ....     16,081      14,477       13,022      12,498    12,440
                                =========================================================

SELECTED OPERATING DATA:
EBITDA(3)....................   $ 21,518    $ 24,633     $ 28,479    $ 24,569  $ 16,821
Depreciation and amortization     13,202      10,616        8,511       7,437     6,462
Net capital expenditures(4)..     19,030      41,487       25,484      11,979    13,165
Unit volume (in yards) ......     48,036      50,397       44,976      43,552    40,761
Average gross sales price
  per yard ..................   $   4.84    $   4.54     $   4.23    $   4.05   $  3.88

BALANCE SHEET DATA:
Working capital .............   $ 63,034    $ 72,694     $ 42,630    $ 32,620  $ 30,780
Total assets ................    237,482     234,766      178,088     148,832   138,117
Long-term debt, net of
 current portion,
  and capital leases ........     61,672      69,011       52,772      42,235    45,118
Stockholders' equity ........    127,278     124,993       82,313      66,572    57,850


(1) The fiscal year ended January 4, 1997 was a 53-week period.

(2) Earnings per share is computed using the weighted average number of common shares and common share equivalents outstanding during the year. Earnings per share and weighted average shares outstanding reflect a three-for-two stock split paid on June 19, 1998.

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

(4) Net capital expenditures reflects assets acquired by purchase and capital lease.

                   QUAKER FABRIC CORPORATION AND SUBSIDIARIES

                          CONSOLIDATED BALANCE SHEETS
                             (Dollars in thousands)

                                                                              JANUARY 1,    January 2,
                                                                                 2000         1999
                                                                              ------------------------
ASSETS
Current assets:
     Cash .................................................................    $    332     $    432
     Accounts receivable, less reserves of $1,755 and $1,939 at January 1,
          2000 and January 2, 1999, respectively,
          for doubtful accounts and sales returns and allowances ..........      41,191       40,661
     Inventories ..........................................................      40,890       46,594
     Prepaid and refundable income taxes ..................................       1,563        1,311
     Prepaid expenses and other current assets ............................       7,440        6,791
                                                                              ------------------------
                  Total current assets ....................................      91,416       95,789
Property, plant and equipment, net of accumulated depreciation and amortization of $60,442 and $47,514 at January 1, 2000 and
     January 2, 1999, respectively ........................................     138,509      132,420
Other assets:
     Goodwill, net of amortization ........................................       5,818        6,011
     Deferred financing costs, net ........................................         293          252
     Other assets .........................................................       1,446          294
                                                                              ------------------------
                  Total assets ............................................    $237,482     $234,766
                                                                              ========================
LIABILITIES AND STOCKHOLDERS' EQUITY
Current liabilities:
     Current portion of long-term debt ....................................    $     36     $    700
     Current portion of capital lease obligations .........................       1,026        1,861
     Accounts payable .....................................................      19,983       13,754
     Accrued expenses .....................................................       7,337        6,780
                                                                              ------------------------
                  Total current liabilities ...............................      28,382       23,095
Long-term debt, less current portion ......................................      59,000       65,536
Capital lease obligations, net of current portion .........................       2,672        3,475
Deferred income taxes .....................................................      17,504       15,874
Other long-term liabilities ...............................................       2,646        1,793
Commitments and contingencies (Note 7)
Redeemable preferred stock:
     Series A convertible, $.01 par value per share, liquidation preference
     $1,000 per share, 50,000 shares authorized, none issued ..............       --           --
Stockholders' equity:
     Common stock, $.01 par value per share, 20,000,000 shares authorized;
          15,681,649 and 15,646,551 shares issued and outstanding at
          January 1, 2000 and January 2, 1999, respectively................         157          156
         Additional paid-in capital .......................................      83,554       83,410
         Retained earnings ................................................      44,915       42,842
         Other accumulated comprehensive loss .............................      (1,348)      (1,415)
                                                                              ------------------------
                  Total stockholders' equity ..............................     127,278      124,993
                                                                              ------------------------
                  Total liabilities and stockholders' equity ..............    $237,482     $234,766
                                                                              ========================


              The accompanying notes are an integral part of these
                       consolidated financial statements.

                   QUAKER FABRIC CORPORATION AND SUBSIDIARIES

                        CONSOLIDATED STATEMENTS OF INCOME

                             (Amounts in thousands,
                           except per share amounts)

                                                      Fiscal Year Ended
                                            --------------------------------------
                                            JANUARY 1,    January 2,    January 3,
                                               2000          1999          1998
                                            --------------------------------------
Net sales ................................    $250,824     $252,558     $219,174
Cost of products sold ....................     201,236      199,886      167,401
                                            --------------------------------------
Gross margin .............................      49,588       52,672       51,773
Selling, general and
  administrative expenses ................      41,318       38,683       32,311
                                            --------------------------------------
Operating income .........................       8,270       13,989       19,462
Other expenses:
  Interest expense, net ..................       5,127        5,405        3,700
  Other, net .............................         (46)         (28)          65
                                            --------------------------------------
Income before provision
 for income taxes ........................       3,189        8,612       15,697
Provision for income taxes ...............       1,116        2,842        4,584
                                            --------------------------------------
Net income ...............................    $  2,073     $  5,770     $ 11,113
                                            --------------------------------------
Earnings per common share -- basic .......    $   0.13     $   0.42     $   0.90
                                            ======================================
Earnings per common share -- diluted .....    $   0.13     $   0.40     $   0.85
                                            ======================================
Weighted average shares
  outstanding -- basic ...................      15,664       13,861       12,412
                                            ======================================
Weighted average shares
  outstanding -- diluted .................      16,081       14,477       13,022
                                            ======================================


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

                   QUAKER FABRIC CORPORATION AND SUBSIDIARIES

                           CONSOLIDATED STATEMENTS OF
                        CHANGES IN STOCKHOLDERS' EQUITY

                             (Dollars in thousands,
                             except share amounts)


                                                                                      Other
                                                          Additional               Accumulated       Total
                                               Common      Paid-in     Retained   Comprehensive   Stockholders'
                                               Stock      Capital     Earnings         Loss          Equity
                                              -----------------------------------------------------------------
 Balance,  January 4, 1997 ...............      $120       $41,908      $25,959       $(1,415)    $ 66,572
    Stock option compensation expense ....        --           571           --            --          571
    Net income ...........................        --            --       11,113            --       11,113
    Proceeds from sale of 450,000 shares
        of common stock, net of expenses .         5         3,262           --            --        3,267
    Proceeds from stock options exercised,
        including tax benefits ...........         1           789           --            --          790
                                             -------------------------------------------------------------
Balance,  January 3, 1998 ................      $126       $46,530      $37,072       $(1,415)    $ 82,313
    Net income ...........................        --            --        5,770            --        5,770
    Proceeds from sale of 3,000,000 shares
        of common stock, net of expenses .        30        36,454           --            --       36,484
    Proceeds from stock options exercised,
        including tax benefits ...........        --           426           --            --          426
                                             -------------------------------------------------------------
Balance,  January 2, 1999 ................      $156       $83,410      $42,842       $(1,415)    $124,993
    Net income ...........................        --            --        2,073            --        2,073
    Proceeds from stock options exercised,
        including tax benefits ...........         1           144           --            --         145
    Foreign translation adjustment .......        --            --           --            67           67
                                             -------------------------------------------------------------
BALANCE,  JANUARY 1, 2000 ................      $157       $83,554      $44,915       $(1,348)    $127,278
                                             =============================================================

  The accompanying notes are an integral part of these consolidated financial statements.

                   QUAKER FABRIC CORPORATION AND SUBSIDIARIES

                     CONSOLIDATED STATEMENTS OF CASH FLOWS
                             (Dollars in thousands)



                                                                                    Fiscal Year Ended
                                                                   ------------------------------------------------
                                                                     JANUARY 1,        January 2,       January 3,
                                                                        2000             1999              1998
                                                                   ------------------------------------------------
Cash flows from operating activities:
     Net income ..................................................    $ 2,073            $ 5,770          $ 11,113
     Adjustments to reconcile net income to
       net cash provided by operating activities-
       Depreciation and amortization .............................     13,210             10,616             8,511
       Stock option compensation expense .........................         --                 --               571
       Deferred income taxes .....................................      1,630              2,103             2,122
     Changes in operating assets and liabilities-
       Accounts receivable .......................................       (530)            (7,665)           (6,735)
      Inventories ................................................      5,704            (14,418)           (5,219)
       Prepaid expenses and other assets .........................     (2,053)            (3,476)             (455)
       Accounts payable and accrued expenses .....................      6,786             (4,789)            2,512
       Other long-term liabilities ...............................        853                 46            (1,335)
                                                                      --------------------------------------------
         Net cash provided by (used in) operating activities......     27,673            (11,813)           11,085
                                                                      --------------------------------------------
Cash flows from investing activities:
     Net purchases of property, plant and equipment ..............    (18,630)           (41,487)          (25,484)
                                                                      --------------------------------------------
         Net cash used for investing activities ..................    (18,630)           (41,487)          (25,484)
                                                                      --------------------------------------------
Cash flows from financing activities:
     Proceeds from issuance of long-term debt ....................         --                 --            45,000
     Net borrowings (repayments) of debt .........................     (7,200)            17,805           (33,251)
     Repayments of capital lease obligations .....................     (2,038)            (1,167)           (1,533)
     Capitalization of financing costs ...........................       (109)               (50)              (25)
     Proceeds from issuance of common stock, net of
       offering expenses .........................................         --             36,484             3,267
     Proceeds from exercise of common stock options ..............        145                426               790
                                                                      --------------------------------------------
         Net cash provided by (used in) financing activities .....     (9,202)            53,498            14,248
Effect of exchange rates on cash .................................         59                 --                --
                                                                      --------------------------------------------
Net increase (decrease) in cash ..................................       (100)               198              (151)
Cash, beginning of period ........................................        432                234               385
                                                                      --------------------------------------------
Cash, end of period ..............................................    $   332            $   432           $   234
                                                                      ============================================
Supplemental disclosure of cash flow information:
     Cash paid for-
         Interest ..........................................          $ 5,093            $ 5,290           $ 3,108
         Income taxes ......................................          $   291            $ 2,055           $ 3,648
Supplemental disclosure of non-cash investing and financing
activities:
     Capital lease obligations incurred for new equipment ........    $   400                 --                --



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

(b) FISCAL YEAR The Company's fiscal year ends on the Saturday nearest to January 1 of each year. The fiscal years ended January 1, 2000, January 2, 1999, and January 3, 1998 contain 52 weeks.

(c) INVENTORIES Inventories are stated at the lower of cost or market and include materials, labor and overhead. Cost is determined by the last-in, first-out (LIFO) method. Inventories consist of the following at January 1, 2000 and January 2, 1999:

                                                   JANUARY 1   January 2,
                                                      2000       1999
                                                   ---------------------
     Raw materials ...............................  $19,380    $20,137
     Work-in-process..............................    9,761     12,439
     Finished goods...............................   11,809     14,297
                                                    ------------------
       Inventory at FIFO..........................   40,950     46,873
     LIFO reserve.................................      (60)      (279)
                                                    ------------------
       Inventory at LIFO..........................  $40,890    $46,594
                                                    ==================

(d) PROPERTY, PLANT AND EQUIPMENT Property, plant and equipment are stated at cost. The Company provides for depreciation on property and equipment on a straight-line basis over their estimated useful lives as follows:

     Buildings and improvements .........................  32-39 years
     Machinery and equipment ............................   2-20 years
     Furniture and fixtures .............................   5-10 years
     Motor vehicles .....................................    4-5 years
     Leasehold Improvements .............................   1-15 years

Maintenance and repairs are charged to operations as incurred. When equipment and improvements are sold or otherwise disposed of, the assets cost and accumulated depreciation are removed from the accounts, and the resulting gain or loss, if any, is included in the results of operations. Fully depreciated assets are removed from the accounts when they are no longer in use.

(e) GOODWILL Goodwill represents the excess of the purchase price over the fair value of identifiable net assets acquired. Goodwill is amortized on a straight-line basis over 40 years. Accumulated amortization is $1,893 and $1,700 at January 1, 2000 and January 2, 1999, respectively. Amortization expense was approximately $193 for both years. The Company's policy is to evaluate annually whether the useful life of goodwill should be revised or whether the remaining balance has been impaired. When evaluating impairment, the Company uses an estimate of future operating income over the remaining goodwill life to measure whether the goodwill is recoverable.

(f) INCOME TAXES Deferred tax assets and liabilities are determined based on the difference between the financial statement and tax basis of assets and liabilities using enacted tax rates in effect for the year in which the differences are expected to reverse.

(g) DEFERRED FINANCING COSTS Financing costs related to certain loans and capital leases have been capitalized and are being amortized over the life of the related loan or capital lease. Accumulated amortization was $526 and $458 as of January 1, 2000 and January 2, 1999, respectively.

(h) EARNINGS PER COMMON SHARE Basic income per common share is computed by dividing net income by the weighted average number of common shares outstanding during the period. For diluted income per share, the denominator also includes dilutive outstanding stock options determined using the treasury stock method. The following table reconciles weighted average common shares outstanding to weighted average common shares outstanding and dilutive potential common shares.

                                                   -----------------------------------
                                                   JANUARY 1,  January 2,   January 3,
                                                      2000       1999         1998
                                                   -----------------------------------
Weighted average common shares outstanding ......... 15,664     13,861       12,412
Dilutive potential common shares ...................    417        616          610
                                                     ------------------------------
Weighted average common shares outstanding
  and dilutive potential common shares ............. 16,081     14,477       13,022
                                                     ------------------------------
Antidilutive options ...............................  1,052        239           --
                                                     ==============================

(i) FOREIGN CURRENCY TRANSLATION The assets and liabilities of the Company's Mexican operations are translated at period-end exchange rates, and statement of income accounts are translated at weighted average exchange rates. In Fiscal 1999, the resulting translation adjustments are included in the consolidated balance sheet as a separate component of equity, "Other Accumulated Comprehensive Loss," and foreign currency transactions gains and losses are included in the consolidated statements of income. In 1997 and 1998, Mexico was designated a "highly inflationary country" and accordingly, the Company recorded translation gains and losses in the income statement rather than as a separate component of stockholders' equity.

(j) IMPAIRMENT OF LONG-LIVED ASSETS The Company periodically assesses its long-lived assets for impairment whenever events or changes in business circumstances indicate the carrying value may not be recoverable. Based on its review, the Company does not believe that any material impairment of its long-lived assets has occurred.

(k) USE OF ESTIMATES IN THE PREPARATION OF FINANCIAL STATEMENTS The presentation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities as of the date of the financial statements and the reported amounts of income and expenses during the reporting periods. Operating results in the future could vary from the amounts derived from management's estimates and assumptions. Material estimates that are particularly susceptible to significant changes in the near term relate to the determination of deferred taxes, inventory reserves, accounts receivable reserves, and accruals.

(l) FAIR VALUE OF FINANCIAL INSTRUMENTS The Company's financial instruments consist mainly of cash and cash equivalents, accounts receivable, current maturities of long term debt, accounts payable, and long term debt. The carrying amount of these financial instruments as of January 1, 2000 approximates fair value due to the short term nature and terms of these instruments and also the rates available to the Company for debt with similar terms and remaining maturities.

(m) COMPREHENSIVE INCOME In accordance with Statement of Financial Accounting Standards (SFAS) No. 130, the Company's "Other Comprehensive Items" consist of foreign currency translation gains or losses. Foreign currency translation gains during 1999 were $67. No foreign currency translation gains or losses were reported in Fiscal 1998 or 1997. The Company's comprehensive income for Fiscal 1999, 1998 and 1997 was $2,140, $5,770, and $11,113, respectively.

(n) RECLASSIFICATIONS Certain reclassifications have been made to the prior years' financial statements to conform to the presentation of the Fiscal 1999 Financial Statements.

(o) STOCK SPLIT On May 28, 1998, the Board of Directors declared a three-for-two stock split effected by means of a stock dividend paid on June 19, 1998 to stockholders of record on June 8, 1998. All share and per share amounts give effect to such stock split.

(p) REVENUE RECOGNITION Revenue is recognized upon the shipment of product.

(q) SELF INSURANCE The Company is primarily self insured for worker's compensation and health benefits. Self insurance liabilities are based upon claims filed and estimates of claims incurred but not reported.

3  PROPERTY, PLANT AND EQUIPMENT

Property, plant and equipment consisted of the following:


                                                              JANUARY 1,        January 2,
                                                                 2000             1999
                                                            -------------------------------
         Land .............................................   $  3,320        $    236
         Buildings and improvements .......................     21,231          19,983
         Leasehold improvements ...........................      3,775           2,165
         Machinery and equipment ..........................    167,698         151,966
         Furniture and fixtures ...........................      1,782           1,736
         Motor vehicles ...................................        356             333
         Construction in progress .........................        789           3,515
                                                              ------------------------
                                                               198,951         179,934
         Less -- Accumulated depreciation and amortization.     60,442          47,514
                                                              ------------------------
                                                              $138,509        $132,420
                                                              ========================

Included in machinery and equipment is equipment under capital lease of $8,183 as of January 1, 2000 and $10,919 as of January 2, 1999. The Company is depreciating the equipment over economic useful lives of 15 to 20 years, which is greater than the lease terms, because the Company intends to exercise its option to purchase the equipment at the end of the initial lease terms at fair market value.

4  ACCRUED EXPENSES AND TAXES

Accrued expenses and taxes consisted of the following:

                                                              JANUARY 1,        JANUARY 2,
                                                                 2000             1999
                                                             ------------------------------
         Accrued workers' compensation                          $1,280          $1,100
         Accrued medical insurance                                 740           1,193
         Other accrued expenses, including taxes                 5,317           4,487
                                                                ----------------------
                                                                $7,337          $6,780
                                                                ======================

5  DEBT

Debt consisted of the following:

                                                              JANUARY 1,       January 2,
                                                                 2000            1999
                                                              ---------------------------
         7.18% Senior Notes due October 10, 2007               $30,000         $30,000
         7.09% Senior Notes due October 10, 2005                15,000          15,000
         Unsecured credit facility payable to several banks     14,000          20,500
         9.73% Note payable in monthly principal and interest
            installments of $81 through August 1999, secured
            by certain equipment                                    --             628
         Note payable in monthly principal installments of $6
            plus interest from August 1998 to July 2000,
            interest at prime plus 1% (9.50% at January 1,
            2000 and 8.75% at January 2, 1999), secured by
            certain equipment                                       36             108
                                                                59,036          66,236
         Less -- Current portion                                    36             700
                                                               -----------------------
                                                               $59,000         $65,536
                                                               =======================

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


                                              7.18% NOTE     7.09% NOTE
         October 10, 2003 .................    $   --        $ 5,000
         October 10, 2004 .................        --          5,000
         October 10, 2005 .................        --          5,000
         October 10, 2006 .................    15,000             --
         October 10, 2007 .................    15,000             --
                                              --------------------------
                                              $30,000        $15,000
                                              ==========================


Under the terms of the unsecured credit facility (the "Credit Agreement"), the Company may borrow up to $70,000 through December 31, 2002. Advances made under the Credit Agreement bear interest at either the prime rate or the Eurodollar (Libor) rate plus an "Applicable Margin." The Applicable Margin on advances is adjusted quarterly based on the Company's Leverage Ratio as defined in the Credit Agreement. The Applicable Margin for Eurodollar (Libor) advances may range from 0.75% to 1.625%. The Company is also required to pay certain fees including a commitment fee which will vary based on the Company's Leverage Ratio. As of January 1, 2000, the commitment fee is 0.375% of the unused portion of the Credit Agreement which was $56,000. As of January 1, 2000, the Company had $14,000 outstanding under the Credit Agreement at an effective interest rate of 8.08%. As of January 2, 1999, the Company had $20,500 outstanding under the Credit Agreement at an effective interest rate of 6.45%.

The Company is required to comply with a number of affirmative and negative covenants under the Credit Agreement and the Senior Notes. Among other things, the Credit Agreement and the Senior Notes require the Company to satisfy certain financial tests and ratios (including interest coverage ratios, leverage ratios, and net worth requirements). The Credit Agreement and the Senior Notes also impose limitations on the Company's ability to incur additional indebtedness, create certain liens, incur capital lease obligations, declare and pay dividends, make certain investments, and purchase, merge or consolidate with or into any other corporation. As of January 1, 2000, the Company is in compliance with all debt covenants.

As of January 1, 2000, total debt principal payments for each of the next five fiscal years and thereafter are as follows:

         2000 ..............................................  $     36
         2001 ..............................................        --
         2002 ..............................................    14,000
         2003 ..............................................     5,000
         2004 ..............................................     5,000
         Thereafter ........................................    35,000
                                                               -------
                                                               $59,036
                                                               =======

6  INCOME TAXES

Income before provision for income taxes consists of:

                                                                            Fiscal Year Ended
                                                            -----------------------------------------------
                                                             JANUARY 1,        January 2,       January 3,
                                                                2000             1999            1998
                                                            -----------------------------------------------
         Domestic .......................................       $3,039          $8,818         $14,471
         Foreign ........................................          150            (206)          1,226
                                                            -----------------------------------------------
                                                                $3,189          $8,612         $15,697
                                                            ===============================================


The following is a summary of the provision (benefit) for income taxes:


                                                                   Fiscal Year Ended
                                                    -----------------------------------------------
                                                      JANUARY 1,        January 2,       January 3,
                                                         2000              1999             1998
                                                    -----------------------------------------------
         Federal
            Current .............................     $ (955)            $  597           $2,544
            Deferred ............................      1,690              1,814            1,341
                                                    ----------------------------------------------
                                                      $  735             $2,411           $3,885
                                                    ----------------------------------------------
         State
            Current .............................     $  220             $  360           $  410
            Deferred ............................         52                 71             (195)
                                                    ----------------------------------------------
                                                      $  272             $  431           $  215
                                                    ----------------------------------------------
         Foreign
            Current .............................     $   97             $   72           $   60
            Deferred ............................         12                (72)             424
                                                    ----------------------------------------------
                                                      $  109             $   --           $  484
                                                    ----------------------------------------------
                                                      $1,116             $2,842           $4,584
                                                    ==============================================

A reconciliation between the provision for income taxes computed at U.S. federal statutory rates and the amount reflected in the accompanying consolidated statements of income is as follows:



                                                                        Fiscal Year Ended
                                                                ---------------------------------
                                                                JANUARY 1,  January 2,  January 3,
                                                                   2000        1999       1998
                                                                ---------------------------------
Computed expected tax provision ............................... $ 1,084      $ 2,928    $ 5,494
   Increase in taxes resulting from:
       Amortization of goodwill ...............................      67           67         67
       State and foreign income taxes, net of federal benefit..     390          456        893
   Decrease in taxes resulting from:
       State investment tax credits, net of federal provision..    (612)      (1,124)      (813)
       Reversal of tax reserves no longer required ............    --           --       (1,081)
       Foreign sales corporation benefit ......................    (275)        (476)      (485)
       Valuation allowance ....................................     473          959        488
       Other ..................................................     (11)          32         21
                                                                -------------------------------
                                                                $ 1,116      $ 2,842    $ 4,584
                                                                ===============================

At January 1, 2000, the Company had net operating loss carryforwards of approximately $9,425 for federal income tax purposes available to offset future taxable income which have been benefitted for financial reporting purposes. These carryforwards expire from 2003 to 2020. Additionally, the Company has available for use $1,271 of federal tax credit carryforwards, of which approximately $494 expire from 2000 to 2017. The remaining tax credit carryforwards have no expiration dates. The timing and use of the net operating loss carryforwards and the tax credit carryforwards are limited under applicable federal income tax legislation. In addition, the Company has approximately $4,300 of state investment tax credit carryforwards. These tax credits have no expiration date, however, the timing and use of these credits is limited under applicable state income tax legislation.

The significant items comprising the domestic deferred tax asset/liability are as follows:


                                                         JANUARY 1, 2000         January 2, 1999
                                                     ---------------------------------------------
                                                      CURRENT    LONG-TERM   Current     Long-term
                                                     ---------------------------------------------
   Assets:
       Net operating loss carryforwards .........    $    270    $  3,170    $    270    $    355
       Tax credit carryforwards .................         324       3,819         322       3,792
       Receivable reserves ......................         255        --           137        --
       Other ....................................         222       2,243         880       2,233
                                                     ---------------------------------------------
            Total assets ........................    $  1,071    $  9,232    $  1,609    $  6,380
            Valuation allowance .................        --        (1,880)       --        (1,447)
                                                     ---------------------------------------------
       Total assets, net of valuation allowance..    $  1,071    $  7,352    $  1,609    $  4,933
                                                     ---------------------------------------------
   Liabilities:
       Property basis differences ...............    $    --    $(24,856)    $    --     $(20,807)
       Inventory basis differences ..............        (694)       --        (1,002)       --
                                                     ---------------------------------------------
            Total liabilities ...................    $   (694)   $(24,856)   $ (1,002)   $(20,807)
                                                     ---------------------------------------------
              Net assets (liabilities) ..........    $    377    $(17,504)   $    607    $(15,874)
                                                     =============================================

The Company has provided a valuation allowance for a portion of certain state tax credits that may not be realized.

The significant items comprising the foreign deferred tax asset/liability are as follows:


                                                       JANUARY 1, 2000     January 2, 1999
                                                     ---------------------------------------
                                                     CURRENT   LONG-TERM  Current  Long-term
                                                     ---------------------------------------
    Assets:
        Net operating loss carryforwards ........     $   216    $  --    $   144    $  --
    Liabilities:
        Inventory ...............................     $  (580)   $  --    $  (569)   $  --

                                                     ---------------------------------------
            Net assets (liabilities) ............     $  (364)   $  --    $  (425)   $  --
                                                     ========================================


7  COMMITMENTS AND CONTINGENCIES

(a) LITIGATION AND ENVIRONMENTAL CLEANUP MATTERS The Company, its directors, and certain of its officers were named as defendants in several putative class action lawsuits filed during September and October 1998 relating to the Company's public offering of 3.2 million shares of common stock that was completed on August 4, 1998 (the "Offering"). These cases were consolidated and an amended class action complaint (the "Complaint") was subsequently filed on September 13, 1999. The Company and the individual defendants have moved to dismiss the Complaint, and the court has reserved decision following the oral argument heard on the matter in January 2000. While the plaintiffs seek unspecified damages and rescission for alleged material misrepresentations and omissions in the registration statement and prospectus for the Offering, the Company does not believe that this matter will have a material adverse effect on its operations or financial condition.

The Company is engaged in certain routine environmental cleanup matters. In the opinion of management, the costs associated with these cleanup matters are not expected to materially affect the Company's financial condition, results of operations or liquidity.

(b) LEASES The Company leases certain facilities and equipment under operating lease agreements and capital lease agreements that expire at various dates from the current year to the year 2005. As of January 1, 2000, the aggregate minimum future commitments under leases are as follows:

                                                  CAPITAL   OPERATING     Total
                                                   LEASES     LEASES     Leases
                                                  ------------------------------
    2000 .......................................   $1,293     $1,990      $3,283
    2001 .......................................    2,114      1,647       3,761
    2002 .......................................      725      1,372       2,097
    2003 .......................................       --      1,211       1,211
    2004 .......................................       --        159         159
    2005 .......................................       --          6           6
                                                   -----------------------------
                                                   $4,132     $6,385     $10,517
                                                              ==================
    Less -- Amount representing interest .......      434
                                                   ------
                                                   $3,698
    Less -- Current portion ....................    1,026
                                                   ------
                                                   $2,672
                                                   ======


Rent expense for operating leases for the years ended January 1, 2000, January 2, 1999 and January 3, 1998 was $3,050, $1,982, and $953, respectively.

(c) LETTERS OF CREDIT In the normal course of its business activities, the Company is required under certain contracts to provide letters of credit which may be drawn down in the event the Company fails to perform under the contracts. As of January 1, 2000 and January 2, 1999, the Company has issued or agreed to issue letters of credit totaling $0 and $86, respectively.

(d) EMPLOYMENT CONTRACT In 1999, the Company's Board of Directors approved a second amendment to the President and Chief Executive Officer's Employment Agreement (the "Employment Agreement"). The Employment Agreement provides for Mr. Liebenow to continue to serve as President and Chief Executive Officer of the Company on a full-time basis through March 12, 2002, subject to an automatic three-year extension, unless terminated by the Company upon one year's prior notice. The Employment Agreement provides for a base salary of $600, subject to such annual increases as may be determined by the Board of Directors, as well as certain benefits and reimbursement of expenses. If the Employment Agreement had terminated as of January 1, 2000, Mr. Liebenow would have been entitled to receive $1,800 (in the event of a voluntary termination, termination for cause or for any other reason). During 1999, the Company entered into change-in-control agreements with the Company's corporate officers. These agreements provide certain benefits to the Company's officers in the event their employment with the Company is terminated as a result of a change-in-control as defined. The maximum contingent liability related to the change-in-control agreements is approximately $2.5 million.

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

During 1996, the Company adopted the 1996 Stock Option Plan for key middle managment employees. Options are granted at not less than fair market value, vest over a five year period, and are exercisable for ten years. A total of 600,000 shares are reserved under this plan, and options to purchase 319,500 shares have been granted.

During 1997, the Company adopted the 1997 Stock Option Plan. Options to purchase 700,000 shares of common stock have been granted to certain officers under the 1997 Stock Option Plan. These options vest over five years, and are exercisable for ten years. A total of 750,000 shares are reserved under this plan.

During 1995, options to purchase 7,500 shares of common stock were granted to a director of the Company. During 1997, options to purchase an aggregate of 15,000 shares of common stock were granted to two directors of the Company. During 1998, options to purchase an aggregate of 30,000 shares of common stock were granted to three directors of the Company. All options granted to directors in 1995, 1997 and 1998 vest over three years and are exercisable for ten years. During 1999, options to purchase an aggregate of 30,000 shares of common stock were granted to three directors of the Company. These options vested immediately and are exercisable for ten years.

During 1997, the Company recorded $571 as stock option compensation expense.

PRO FORMA STOCK-BASED COMPENSATION EXPENSE SFAS No. 123, "Accounting for Stock-Based Compensation," sets forth a fair-value-based method of recognizing stock-based compensation expense. As permitted under SFAS No. 123, the Company has elected to continue to apply APB No. 25 to account for its stock-based compensation plans. Had compensation cost for awards granted in Fiscal 1999, Fiscal 1998 and Fiscal 1997 under the Company's stock-based compensation plans been determined based on the fair value at the grant dates consistent with the method set forth in SFAS No. 123, the effect on the Company's net income and earnings per common share would have been as follows:


                                                  1999     1998     1997
                                                --------------------------
Net income
    As reported ...........................     $ 2,073   $ 5,770  $11,113
    Pro forma .............................     $ 1,139   $ 5,082  $10,788
Earnings per common share -- basic
    As reported ...........................     $  0.13   $  0.42  $  0.90
    Pro forma .............................     $  0.07   $  0.37  $  0.87
Earnings per common share -- diluted
    As reported ...........................     $  0.13   $  0.40  $  0.85
    Pro forma .............................     $  0.07   $  0.35  $  0.83


Pro forma compensation expense for options is reflected over the vesting period; therefore, future pro forma compensation expense may be greater as additional options are granted.

The fair value on the grant date of each option granted was estimated using the Black-Scholes option pricing model with the following weighted average assumptions:


                                                  1999         1998         1997
                                             ------------------------------------
Volatility ...............................       61.00%       60.13%       44.83%
Risk-free interest rate ..................        5.38%        4.99%        6.69%
Expected life of options .................   7.00 YEARS   5.98 years   6.48 years



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

STOCK OPTION ACTIVITY A summary of the Company's stock option activity is as follows:


                                            1999                    1998                        1997
                                        -------------------------------------------------------------------------
                                                     WEIGHTED                Weighted                Weighted
                                           NUMBER  AVG. EXERCISE   Number  Avg. Exercise  Number   Avg. Exercise
                                         OF SHARES    PRICE      of Shares    Price     of Shares      Price
                                        -------------------------------------------------------------------------
Options outstanding,
  beginning of year .................    1,836,430    $ 5.71    1,549,080     $ 4.74    1,092,311       $1.73
Granted .............................      145,500    $ 5.08      379,000     $10.03      586,500       $9.97
Exercised ...........................           --        --      (37,350)    $ 4.09     (119,381)      $2.83
Forfeited ...........................       (6,000)   $12.93      (54,300)    $ 10.2      (10,350)      $5.91
Expired .............................           --        --           --         --           --          --
Options outstanding, end of year ....    1,975,930    $ 5.64    1,836,430     $ 5.71    1,549,080       $4.74
Options exercisable .................    1,250,430    $ 3.69    1,004,080     $ 2.33      912,705       $1.33
Options available for grant .........      314,900        --      124,400         --      270,300          --
Weighted average fair value
  per share of options granted                  --    $ 3.33           --     $ 5.56           --       $5.50

The following table summarizes information for options outstanding and exercisable at January 1, 2000:


-----------------------------------------------------------------------------------
                                    Weighted   Weighted                  Weighted
                                    Average.   Average                   Average
    Range of          Options      Exercise   Remaining     Options      Exercise
    Prices          Outstanding       Price     Life       Exercisable     Price
-----------------------------------------------------------------------------------
$       0.80           555,539       $0.80       3.28        555,539      $ 0.80
$       1.37           151,956        1.37       4.35        151,956        1.37
$      12.75           166,435        2.75       4.30        166,435        2.75
$  4.25-5.50           242,300        4.99       8.62         64,600        5.25
$ 7.25-10.25           736,700        9.22       7.75        283,300        9.56
$13.00-17.67           123,000       16.53       8.44         28,600       16.04
                     -----------------------------------------------------------
                     1,975,930       $5.64       6.09      1,975,930      $ 3.69
                     ===========================================================



9  SEGMENT REPORTING

In June 1997, the Financial Accounting Standards Board (FASB) issued SFAS No. 131 "Disclosures about Segments of an Enterprise and Related Information" which the Company has adopted. Segments are defined as components of an enterprise for which separate financial information is available and is evaluated regularly by the chief operating decision-maker in deciding how to allocate resources and in assessing performance. The Company operates as a single business segment consisting of sales of two products, upholstery fabric and yarn. Management evaluates the Company's financial performance in the aggregate and allocates the Company's resources without distinguishing between yarn and fabric products.

Export sales from the United States to unaffiliated customers by major geographical area were as follows:


                                                   FISCAL YEAR ENDED
                                           ----------------------------------
                                           JANUARY 1,  January 2,   January 3,
                                             2000       1999          1998
                                           ----------------------------------
North America (excluding USA) ...........  $14,600    $ 15,500    $ 11,900
Middle East .............................    5,500       9,000      11,300
South America ...........................    1,200       2,300       1,800
Europe ..................................    6,600       4,500       2,900
All other areas .........................    5,400       4,100       4,600
                                           ----------------------------------
                                           $33,300    $ 35,400    $ 32,500
                                           ==================================


Gross sales by product category are as follows:

                                                 FISCAL YEAR ENDED
                                         ----------------------------------
                                          JANUARY 1,  January 2,   January 3,
                                            2000        1999         1998
                                         ----------------------------------
Fabric ................................   $232,553    $228,704     $190,183
Yarn ..................................     22,430      30,116       32,979
                                         ----------------------------------
                                          $254,983    $258,820     $223,162
                                         ==================================


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

11  RECENT ACCOUNTING PRONOUNCEMENTS

In June 1998, the FASB issued Statement of Financial Accounting Standards (SFAS) No. 133, "Accounting for Derivative Instruments and Hedging Activities." This statement establishes accounting and reporting standards requiring that every derivative instrument (including certain derivative instruments embedded in other contracts) be recorded in the balance sheet as either an asset or liability measured at its fair value. This statement requires that changes in the derivative's fair value be recognized currently in income unless specific hedge accounting criteria are met. Special accounting for qualifying hedges allows a derivative's gains and losses to offset related results on the hedged item in the statement of income and requires that a company must formally document, designate and assess the effectiveness of transactions that receive hedge accounting. SFAS No. 133, as amended by SFAS No. 137 "Accounting for Derivative Instruments and Hedging Activities Deferral of the Effective Date of FASB Statement No. 133," shall be effective for all fiscal quarters of all fiscal years beginning after June 15, 2000. SFAS No. 133 cannot be applied retroactively. SFAS No. 133, as amended, must be applied to (a) derivative instruments and (b) certain derivative instruments embedded in hybrid contracts that were issued, acquired or substantively modified after December 31, 1997 (and, at the Company's election, before January 1, 1998). The Company has not yet quantified the effect of adopting SFAS No. 133 on its consolidated financial statements and has not determined the timing or method of its adoption of the statement. However, the Company does not expect the adoption of this statement to have a material impact on its financial position or results of operations.

-------------------------------------------------------------------------------
 REPORT OF
INDEPENDENT
  PUBLIC
ACCOUNTANTS

TO QUAKER FABRIC CORPORATION:

We have audited the accompanying consolidated balance sheets of Quaker Fabric Corporation (a Delaware corporation) and subsidiaries as of January 1, 2000 and January 2, 1999, and the related statements of income, changes in stockholders' equity and cash flows the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Quaker Fabric Corporation and subsidiaries as of January 1, 2000 and January 2, 1999, and the results of its operations and its cash flows for the years then ended, in conformity with accounting principles generally accepted in the United States.


ARTHUR ANDERSEN LLP


Boston, Massachusetts

February 10, 2000

MANAGEMENT'S
DISCUSSION
   AND
ANALYSIS
    OF
FINANCIAL
CONDITION
AND RESULTS
    OF
OPERATIONS

The following analysis of the financial condition and results of operations of the Company should be read in conjunction with the Company's Consolidated Financial Statements and the Notes thereto included elsewhere in this report.

GENERAL

OVERVIEW Quaker is a leading designer, manufacturer and worldwide marketer of woven upholstery fabrics and one of the largest producers of Jacquard upholstery fabrics in the world. The Company also manufactures specialty yarns, most of which are used in the production of the Company's fabric products. The balance is sold to manufacturers of home furnishings and other products throughout the United States.

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

These cost factors continued to exert downward pressure on the Company's margins during 1998, but their effect had begun to diminish by the end of the second quarter. The Company's margins were beginning to improve and Quaker's financial performance during the first half was reasonably strong. However, production delays encountered during the Company's implementation of a new management information system during the third quarter of 1998, coupled with a significant decline in the Company's new order rate during the latter part of the year, resulted in a disappointing second half. Management believes the decline in the Company's order rate at that time was attributable to a number of facturs, including order rate adjustments made by Quaker's customers later in the year to account for improvements in the Company's delivery lead times. International economic conditions, which continued to weaken throughout the year, hurt Quaker's fabric exports, as well as its yarn sales business, which faced heavy competition from imported apparel products from the Far East during 1998.

The Company's new order rate continued to demonstrate weakness during the early part of 1999, but strengthened significantly throughout the year, leading to record revenues during the fourth quarter of 1999 and a fourth quarter order rate which was up 44% in comparison to the same period of 1998. In addition, the Company continued to make substantial improvements in its overall service levels in 1999, and management believes its delivery lead times are now among the best in the industry. Quaker also further strengthened its balance sheet in 1999, reducing its long-term debt by nearly $9 million and thereby achieving a debt to total capitalization ratio of about 33% at year-end.

Management believes that a relatively strong U.S. economy will continue to provide the Company with a business environment which is generally favorable to the achievement of Quaker's growth and marketing objectives. Uncertainty surrounding the global economic environment, however, is expected to continue to depress the Company's revenues from its yarn and export businesses over the near term.

QUARTERLY OPERATING RESULTS The following table sets forth certain condensed unaudited consolidated statements of income data for the eight fiscal quarters ended January 1, 2000, as well as certain data expressed as a percentage of the Company's total net sales for the periods indicated:

                                              Fiscal 1999                                     Fiscal 1998
                                 -------------------------------------------------------------------------------------------
                                  FIRST    SECOND     THIRD      FOURTH       First       Second      Third         Fourth
                                 QUARTER   QUARTER   QUARTER    QUARTER      Quarter     Quarter     Quarter        Quarter
                                 -------------------------------------------------------------------------------------------
                                                          (in thousands, except per share data)

Net sales ......................... $56,140    $64,463    $61,305     $68,916     $62,730     $64,075     $60,331     $65,422
Gross margin.......................  10,337     13,127     12,332      13,792      13,591      14,594      12,137      12,350
Gross margin percentage............    18.4%      20.4%      20.1%       20.0%       21.7%       22.8%       20.1%       18.9%
Operating income...................     684      2,463      2,500       2,623       4,193       5,376       2,456       1,964
Operating income percentage........     1.2%       3.8%       4.1%        3.8%        6.7%        8.4%        4.1%        3.0%
Income before provision for
  income taxes..................... $  (587)   $ 1,243    $ 1,243     $ 1,290     $ 2,978     $ 3,911     $ 1,066     $   657
                                    -----------------------------------------------------------------------------------------
Net income......................... $  (382)   $   809    $   808     $   838     $ 1,936     $ 2,542     $   692     $   600
                                    =========================================================================================
Earnings per common share-basic.... $ (0.02)   $  0.05    $  0.05     $  0.05     $  0.15     $  0.20     $  0.04     $  0.04
                                    =========================================================================================
Earnings per common share-diluted.. $ (0.02)   $  0.05    $  0.05     $  0.05     $  0.15     $  0.19     $  0.04     $  0.04
                                    =========================================================================================

(1) The data reflected in this table has been derived from unaudited financial statements that, in the opinion of management, include all adjustments (consisting only of normal recurring adjustments) necessary for the fair presentation of such information when read in conjunction with the Company's Consolidated Financial Statements and the Notes thereto contained elsewhere in this report.

The Company follows industry practice by closing its operating facilities for a one-to-two week period during July of each year. In 1999, this shutdown period, and the resulting effect on sales, occurred in the third fiscal quarter. In 1997 and 1998, the first week of the annual shutdown period occurred in the second fiscal quarter.

PRODUCT MIX By increasing the number of higher margin, middle to better-end fabrics in its line and by expanding the number of fabrics it offers at each price point and in each styling category, the Company has added new manufacturers of higher-end furniture to its customer base and positioned itself as a full service supplier of Jacquard and plain woven fabrics to all of its customers. The following table sets forth certain information relating to the changes that have occurred in the Company's product mix and the average gross sales price of its fabrics since 1997:



                                                                 FISCAL YEAR
                                       -------------------------------------------------------------------
                                              1999                  1998                      1997
                                       -------------------------------------------------------------------
                                                  PERCENT                 Percent                 Percent
                                                    OF                      of                       of
                                        AMOUNT    SALES       Amount      Sales        Amount       Sales
                                       -------------------------------------------------------------------
                                                         (in thousands, except per yard data)
Gross fabric sales (dollars):
  Promotional-end fabrics .........   $ 44,542     19.2%     $ 54,913      24.00%     $ 57,395      30.2%
  Middle to better-end fabrics ....    188,011     80.8       173,791       76.0       132,788      69.8
                                      -------------------------------------------------------------------
    Gross fabric sales ............   $232,553      100%     $228,704      100.0%     $190,183     100.0%
                                      -------------------------------------------------------------------
Gross fabric sales (yards):
  Promotional-end fabrics .........    12,877      26.8%       15,951        31.7%      16,822      37.4%
  Middle to better-end fabrics ....    35,159      73.2        34,446        68.3       28,154      62.6
                                      -------------------------------------------------------------------
    Gross fabric sales ............    48,036     100.0%       50,397       100.0%      44,976     100.0%
                                      -------------------------------------------------------------------
Average gross sales price per yard:
  Promotional-end fabrics .........   $  3.46                $   3.44                 $   3.41
  Middle to better-end fabrics ....      5.35                    5.05                     4.72
    Average per yard--all fabrics..      4.84                    4.54                     4.23

GEOGRAPHIC DISTRIBUTION OF FABRIC SALES To develop markets for upholstery fabric outside the United States, the Company has placed substantial emphasis on building both direct exports from the United States as well as sales from its Mexico City, Mexico distribution center. The following table sets forth certain information about the changes which have occurred in the geographic distribution of the Company's gross fabric sales since 1997:


                                                        FISCAL YEAR
                                     ---------------------------------------------------------------
                                          1999                1998                 1997
                                     ---------------------------------------------------------------
                                             PERCENT                Percent              Percent
                                               OF                     of                    of
                                     AMOUNT   SALES    Amount        Sales       Amount   Sales
                                     ---------------------------------------------------------------
                                                            (in thousands)
Gross fabric sales:
  Domestic sales .................. $193,376    83.2%    $187,231     81.9%    $150,525     79.1%
  Foreign sales(1) ................   39,177    16.8       41,473     18.1       39,658     20.9
                                     ---------------------------------------------------------------
        Gross fabric sales ........ $232,553   100.0%    $228,704    100.0%    $190,183    100.0%
                                     ===============================================================

(1) Foreign sales consists of both direct exports from the United States as well as sales from the Company's Mexico City distribution center.

RESULTS OF OPERATIONS

FISCAL 1999 COMPARED TO FISCAL 1998 Net Sales. Net sales for 1999 decreased $1.8 million, or 0.7%, to $250.8 million from $252.6 million in 1998. Gross fabric sales and gross yarn sales were lower during the period. Gross fabric sales decreased due to a decline in foreign fabric sales. Gross fabric sales within the United States increased 3.3%, to $193.4 million in 1999 from $187.2 million in 1998. Foreign sales decreased 5.5%, to $39.2 million in 1999 from $41.5 million in 1998. This decrease was due to lower sales in Mexico and other international markets important to the Company. Gross yarn sales decreased 25.5%, to $22.4 million in 1999 from $30.1 million in 1998, due primarily to weakness in the domestic apparel market caused by an increase in imported yarn and apparel products.

The gross volume of fabric sold decreased 4.7%, to 48.0 million yards in 1999 from 50.4 million yards in 1998. The average gross sales price per yard increased 6.6%, to $4.84 in 1999 from $4.54 in 1998. The increase was principally due to a product shift to more middle to better-end fabrics. The Company sold 2.1% more yards of middle to better-end fabrics and 19.3% fewer yards of promotional-end fabrics in 1999 than in 1998. The average gross sales price per yard of middle to better-end fabrics increased by 5.9%, to $5.35 in 1999 from $5.05 in 1998. The average gross sales price per yard of promotional-end fabrics increased by 0.6%, to $3.46 in 1999 from $3.44 in 1998.

Gross Margin. The gross margin percentage for Fiscal 1999 decreased to 19.8% as compared to 20.9% for Fiscal 1998. The decrease in the gross margin percentage was primarily due to an increase in the Company's fixed overhead expenses and a decrease in the Company's unit sales volume.

Selling, General and Administrative Expenses. Selling, general and administrative expenses increased to $41.3 million in 1999 from $38.7 million in 1998 due to increases in labor and fringes and sampling expenses associated with the Company's efforts to increase sales. Selling, general and administrative expenses as a percentage of net sales were 16.5% in 1999 and 15.4% in 1998.

Interest Expense, Net. Interest expense decreased to $5.1 million in 1999 from $5.4 million in 1998 primarily due to lower senior debt levels.

Effective Tax Rate. The effective tax rate increased to 35.0% in 1999 from 33.0% in 1998. See Note 6 of Notes to Consolidated Financial Statements included elsewhere in this report.

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

LIQUIDITY AND CAPITAL RESOURCES

The Company historically has financed its operations and capital requirements through a combination of internally generated funds, borrowings under the Credit Agreement, and debt and equity offerings. The Company's capital requirements have arisen principally in connection with (i) the purchase of equipment to expand production capacity, enhance the softness of the Company's fabrics, and improve the Company's quality and productivity performance and (ii) an increase in the Company's working capital needs related to its sales growth.

The primary source of the Company's liquidity and capital resources has been operating cash flow. The Company's net cash provided by (used in) operating activities was $11.1 million, ($11.8) million and $27.7 million in 1997, 1998 and 1999, respectively. The Company has supplemented its operating cash flow with borrowings. Net borrowings (repayments) were ($10.2) million in 1997, $16.6 million in 1998 and ($9.2) million in 1999. The Company also raised $3.3 million from the offering of 450,000 new common shares in 1997, and $36.5 million from the offering of 3,000,000 new common shares in 1998.

Capital expenditures in 1998 and 1999 were $41.5 million and $19.0 million, respectively. Capital expenditures during 1999 were funded by operating cash flow and borrowings. Management anticipates that capital expenditures will total approximately $14.5 million in 2000, consisting of approximately $8.0 million primarily for new production equipment to expand finishing capacity and support the Company's marketing, productivity, quality, service and financial performance objectives. Management believes that operating income and borrowings under the Credit Agreement will provide sufficient funding for the Company's capital expenditures and working capital needs for the foreseeable future.

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

The Company also has a $70.0 million Credit Agreement with two banks which expires December 31, 2002. In 1998, the Company amended its Credit Agreement to increase the amount of the facility from $50.0 million to $70.0 million and to eliminate covenant limitations with respect to capital expenditures. As of January 1, 2000, the Company had $14.0 million outstanding under the Credit Agreement and unused availability of $56.0 million. See Note 5 of Notes to Consolidated Financial Statements included elsewhere in this report.

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

FOREIGN CURRENCY TRANSLATION

All of the Company's sales are denominated in U.S. dollars except sales through the Company's Mexico City distribution center. These sales are denominated in pesos and are, therefore, subject to currency fluctuations. Accounts receivable in pesos at January 1, 2000 were $2.3 million.

In 1997 and 1998, Mexico was designated as a "highly inflationary country" for purposes of applying Statement of Financial Standards No. 52, Foreign Currency Translation. Accordingly, the Company has recorded translation gains and losses in the income statement rather than as a separate component of equity in Fiscal 1997 and Fiscal 1998. In Fiscal 1999 and prior to Fiscal 1997, the translation adjustments were included in the balance sheet as a separate component of equity. See Note 2(i) of Notes to Consolidated Financial Statements included elsewhere in this report.

YEAR 2000

Because many existing computer programs use only the last two, rather than all four, digits to specify a year, there was widespread concern prior to January 1, 2000 that date sensitive programs would only recognize "00" as signifying the year 1900 and, therefore, not recognize the year 2000. This concern was commonly referred to as the "Year 2000" or "Y2K" issue.

The Company believes that it has been successful in its efforts to address the Year 2000 issue and will, therefore, not suffer any material adverse effect on its operations or financial condition due to the Y2K problem. In addition, the Company has developed a contingency plan designed to minimize risks associated with failure of critical systems after December 31, 1999.

 SUMMARY
QUARTERLY
FINANCIAL
 DATA

(Unaudited)

The following is a summary of the results of operations for each of the quarters within the years ended January 1, 2000 and January 2, 1999.

In thousands, except per share data

                                              FIRST    SECOND   THIRD    FOURTH
1999                                         QUARTER   QUARTER  QUARTER  QUARTER
--------------------------------------------------------------------------------
NET SALES..................................  $56,140   $64,463  $61,305  $68,916
GROSS MARGIN...............................   10,337    13,127   12,332   13,792
OPERATING INCOME...........................      684     2,463    2,500    2,623
NET INCOME (LOSS)..........................  $  (382)  $   809  $   808  $   838
EARNINGS PER COMMON SHARE-BASIC............  $ (0.02)  $  0.05  $  0.05  $  0.05
EARNINGS PER COMMON SHARE-DILUTED..........  $ (0.02)  $  0.05  $  0.05  $  0.05

                                              First    Second   Third    Fourth
1998                                         Quarter   Quarter  Quarter  Quarter
--------------------------------------------------------------------------------
Net sales..................................   62,730   $64,075  $60,331  $65,422
Gross margin...............................   13,591    14,594   12,137   12,350
Operating income...........................    4,193     5,376    2,456    1,964
Net income.................................  $ 1,936   $ 2,542  $   692  $   600
Earnings per common share-basic............  $  0.15   $  0.20  $  0.04  $  0.04
Earnings per common share-diluted..........  $  0.15   $  0.19  $  0.04  $  0.04



                   -----------------------------------------



The following summarizes common stock prices for the years ended January 1, 2000 and January 2, 1999.



                                                               PRICE PER SHARE
1999                                                             HIGH      LOW
--------------------------------------------------------------------------------
FIRST QUARTER.................................................  $ 6.69   $ 3.50
SECOND QUARTER................................................  $ 6.00   $ 4.00
THIRD QUARTER.................................................  $ 6.25   $ 4.13
FOURTH QUARTER................................................  $ 5.00   $ 3.00


                                                                Price per Share
1998                                                             High     Low
First Quarter.................................................   $17.67   $11.42
Second Quarter................................................   $20.17   $13.00
Third Quarter.................................................   $17.00   $ 4.38
Fourth Quarter...................................................$ 7.63   $ 3.91




(1) The Company's common stock is traded over the counter and is quoted on the Nasdaq National Market under the symbol "QFAB."

(2) No dividends have been paid on the Company's common stock.

(3) As of March 21, 2000, there were approximately 105 record holders of common stock.

(4) The Company's Credit Agreement and Senior Notes contain restrictive covenants which limit the Company's ability to declare and pay dividends. Under the most restrictive of these covenants, $22.0 million was available for the payment of dividends as of January 1, 2000.

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



OFFICERS
--------------------------------------------------------------------------------
LARRY A. LIEBENOW                         MARK R. HELLWIG
President and Chief                       Vice President
Executive Officer                         Supply Chain Management

MICHAEL E. COSTA                          PAUL J. KELLY
Controller                                Vice President -- Finance,
                                          Treasurer and Chief Financial Officer
ANTHONY DEGOMES
Vice President                            THOMAS H. MUZEKARI
New Business Development                  Vice President
                                          Sales and Marketing
JAMES A. DULUDE
Vice President                            BEATRICE SPIRES
Manufacturing                             Vice President
                                          Styling and Design
CYNTHIA L. GORDAN
Vice President, Secretary                 J. DUNCAN WHITEHEAD
and General Counsel                       Vice President
                                          Research and Development



CORPORATE DATA
--------------------------------------------------------------------------------
CORPORATE OFFICE                          NASDAQ: QFAB       [LOGO]
Quaker Fabric Corporation
941 Grinnell Street                       INDEPENDENT AUDITORS
Fall River, Massachusetts 02721           Arthur Andersen LLP
(508) 678-1951                            225 Franklin Street
http://www.quakerfabric.com               Boston, Massachusetts 02110

ANNUAL MEETING                            LEGAL COUNSEL
11:00 a.m.,  May 18, 2000                 Proskauer Rose LLP
BankBoston N.A.                           1585 Broadway
100 Federal Street                        New York, New York 10036
Boston, Massachusetts 02105
                                          FORM 10-K
TRANSFER AGENT AND REGISTRAR              The Company's Form 10-K Report,
BankBoston, N.A.                          as filed with the Securities and
c/o EquiServe Limited Partnership         Exchange Commission, is available
P.O. Box 8040                             to stockholders without charge
Boston, MA 02266-8040                     upon request to the Corporate Office,
(781) 575-3170                            Attn: Corporate Secretary
http://www.equiserve.com