Form 10-K405, Exhibit 13
period 2000-12-30
QUAKER FABRIC CORP /DE/
filed 2001-03-30
CIK 103341

FINANCIAL
HIGHLIGHTS

   QUAKER
   FABRIC
CORPORATION
    AND
SUBSIDIARIES

Table of Contents

Financial Highlights ...........1

Letter to our Shareholders .....2

The Company ....................4

Selected Financial Data ........12

Consolidated
Financial Statements ...........13

Notes to Consolidated
Financial Statements ...........17

Report of Independent
Public Accountants .............25

Management's Discussion
and Analysis ...................26

Summary Quarterly
Financial Data .................31

General Information ............32

--------------------------------------------------------------------------------

                                          (Dollars in thousands
                                           except per share data)
                              -----------------------------------------------
                                Fiscal              Fiscal           Percent
                                 2000                1999             Change
                              -----------------------------------------------
Net sales ..................   $302,985            $251,364            20.5%
Operating income ...........     21,676               8,270           162.1%
Net income .................     10,945               2,073           428.0%
EBITDA .....................     35,680              21,518            65.8%
Working capital ............     66,538              63,034             5.6%
Funded debt ................     55,372              62,734           (11.7)%
Shareholders' equity .......    138,333             127,278             8.7%
Per common share data
  - diluted
     EPS ...................      $0.68               $0.13           423.1%
     EBITDA ................      $2.20               $1.34            64.2%
     Book value ............      $8.54               $7.91             8.0%

--------------------------------------------------------------------------------

TO OUR SHAREHOLDERS

Fiscal 2000 was a very strong year for Quaker. Net sales were a record $303.0 million, $51.6 million, or 20.5%, ahead of 1999. EBITDA was up 66%, and our bottom line results improved dramatically, with net income of almost $11.0 million compared to $2.1 million in fiscal 1999. The key was our ability to build profitable volume - despite industry conditions that began to weaken during the second quarter.

      Last year's results reflect the efforts and investments we have made over the past eleven years to position the company as the supplier of choice to the global furniture industry. Investments in product development - in high-speed, high-tech manufacturing equipment - in market positioning - in technology - in state-of-the-art systems - and in workforce recruitment and training. All intended to ensure our ability to consistently offer our customers great products and service, at prices that reflect fair value for the fabrics and yarns we sell. We believe our performance last year confirms the wisdom of the course we have set.

      Strong cash flows last year allowed us to reduce debt by another $7.4 million - moving our total debt to capital ratio to 28.6% by year-end - further strengthening our already solid balance sheet - ensuring our ability to maintain our leadership position going forward - and allowing us to continue to both execute our core strategy and pursue new opportunities.

      During the year, we further strengthened our position as the industry leader in terms of product, service and technology - introducing more than 1,000 exciting new fabric designs, including a new line of washed goods and our technologically-innovative collection of Quaker Suede(TM) products. We also deepened our commitment to the international market, with the opening of a new warehouse and distribution facility in Sao Paulo, Brazil - and new dedicated sales offices and showrooms in Dubai, the U.K., Poland and Argentina. With the exception of Turkey and Russia, our export business moved ahead well or very well last year, in almost every market we serve, despite the strength of the dollar throughout the year. And our yarn sales business held its own, despite heavy competitive pressures and general weakness in the apparel sector, with yarn sales for the fourth quarter down about 14% from the same period of 1999, but yarn sales for the year up 6.7% versus fiscal 1999.

      Making these accomplishments all the more significant is the fact that they were achieved during a year in which economic conditions, not only in our industry but also throughout the domestic economy, steadily declined. Through it all, however, we built volume, sustained our momentum and produced results.

      Looking ahead, we anticipate that domestic economic conditions will remain challenging over the near term. Quaker - like everyone else - must strive to deliver consistently strong performance to its customers - and to its shareholders - despite that. We know that will not be an easy task, but we are confident that the strategy we have been executing makes us fully prepared to meet those challenges and continue to outperform. Our strong market and financial position provides us with the ability to pursue new opportunities and initiatives while continuing to deliver great products and great service. At the same time, we will also be focused on demonstrating appropriate agility in response to changes in the external environment - as well as on achieving further improvements in our day-to-day operating performance, including our productivity levels, internal quality performance, inventory management practices, overall cost structure and service levels.

      As always, our success will ultimately depend on our products. With perhaps the best reaction ever to the introduction of our latest fabric line at the all-important Showtime Fabric Fair in High Point, North Carolina in January, we continue to be the industry leader when it comes to product design, innovation and selection. We are anticipating excellent placements at this year's April High Point Furniture Market. And our order rate so far this year has been strong, giving us a healthy backlog. So while there has been softening in consumer demand - particularly at the promotional end of the market - we believe our focus on the middle to better-end segments, and our commitment to product leadership, will enable us compete vigorously - and continue to take share in the domestic market.

      We have built a strong service capability, but we are also committed to major additional improvements in this area. We are integrating new technologies into our operations to provide additional support to our supply chain initiatives. These systems are intended to streamline our order taking, scheduling, manufacturing and delivery functions and allow us to implement a more sophisticated demand planning model.

      We are very pleased with the initial success experienced by our operations in Brazil. Mexico and Canada remain critical - and growing - markets for Quaker. And we are determined to continue building both our international business and our yarn sales.

      We are excited about the opportunities we see ahead. Through the hard work of our entire staff, we had a great 2000. We entered this new year fully ready to compete, and 2001 is off to a good start. We see the balance of this year as a great opportunity to build on the successes of 2000 and to continue to increase value for all of our shareholders. We thank you for your continued support.

Sincerely,


Larry A. Liebenow                         Sangwoo Ahn

Larry A. Liebenow                         Sangwoo Ahn
President and Chief Executive Officer     Chairman of the Board

[GRAPHIC OMITTED]

THE COMPANY

Quaker is one of the largest residential upholstery fabric manufacturers in the United States, and our customers include manufacturers of residential furniture around the world. Our manufacturing base is one of the largest and most modern in the industry, and our operations are vertically integrated - from specialty yarn manufacturing through fabric weaving and finishing. Quaker has over 30,000 SKUs in its product line - and last year's revenues set a new company record, at $303.0 million.

ELEVEN YEARS OF FOCUSED INVESTMENTS

"Quaker is doing everything right." This comment, made recently by one of Quaker's largest customers, is echoed daily by countless other Quaker customers
- large and small. What they are responding to is the net effect of eleven years of focused investments at Quaker. All made to position Quaker as the supplier of choice to the global furniture industry - the employer of choice in Fall River, Massachusetts where the company's seven manufacturing facilities are located - and the investment opportunity of choice for those investors interested in an "old economy" company, with a decidedly "new economy" bent.

INVESTMENTS IN PRODUCT

Driven by the vision of making Quaker the supplier of choice to the global furniture industry - and convinced that it would take a combination of great products, great service and great people to do that, a little over eleven years ago Quaker set out to capture the top spot in the industry from a fabric styling and design standpoint. The first step in this process involved transforming the company's product line - slowly moving the company away from its historical focus on products for the promotional end of the market toward the development of new collections of fabrics intended to meet the needs of middle to better end furniture manufacturers.

      To support this change in Quaker's product direction, the company turned its design area into an industry powerhouse. Packing it with talented design professionals, providing them with the resources and support they need to do their best work, encouraging them to let their creativity flourish, and challenging them to explore the new yarn tools and fabric finishing processes being created by the company's research and technology group. The result has been the introduction of line after line of enormously successful - and uniquely different - upholstery fabrics for both the domestic and international upholstery fabric markets. More than 500 new fabric designs a season, more than 1,000 new fabric designs annually. And, when Quaker's design staff isn't working on the development of the company's next new line, the team is busy responding to requests from some of Quaker's largest customers for custom-designed fabrics with unique looks, colors or performance characteristics to help them differentiate their products from those of their own competitors.

      Quaker's design staff works closely with the company's marketing staff and customers to ensure that each new product line is fresh, exciting and fully responsive to customer needs - because arriving at precisely the right mix of style, color and hand that distinguishes extraordinary fabrics from those that are merely excellent are what Quaker's design area does best.

-------------------
 ----------------
    PATTERN
  Cresent Moon

      COLOR
     Peacock

-------------------

-------------------
 ----------------
    PATTERN
   Arlington

      COLOR
      Slate

-------------------

THE COMPANY

(CONTINUED)

INVESTMENTS IN THE INTERNATIONAL MARKET

Armed with great products, Quaker's next move was to use those products to not only take domestic market share but also expand distribution to other major markets - around the world. The company has built a strong export business, and we believe our success outside the U.S. demonstrates that we can design, produce and sell our products into any market open to us. Some of Quaker's initiatives in this area include:

      o The development of market-specific designs to address the particular aesthetic requirements of the various geographic regions in which Quaker does business,

      o The company's showrooms and warehouse operations in Mexico and Brazil,

      o The training Quaker has provided to the more than 30 marketing representatives it has actively promoting its products in over 45 countries around the world, and

      o The sales offices Quaker has set up outside the U.S., including the company's newest showrooms in Dubai, Poland and the U.K.

INVESTMENTS IN MANUFACTURING

One walk through Quaker's manufacturing areas is generally enough to convince even a casual observer of the scope and complexity of the company's ISO 9001-certified production operations. With production equipment occupying more than 1.5 million square feet of manufacturing space, Quaker is able to handle the volume requirements of even the world's largest furniture manufacturers.

      The new products developed by Quaker's design staff have consistently generated industry accolades for the company's new product development expertise and growing demand for the company's products. To meet that demand, Quaker has invested more than $90.0 million in high-speed, high-tech manufacturing equipment over the past five years. This new equipment can be found in virtually every part of Quaker's vertically integrated operations - from new yarn manufacturing equipment for the company's specialty yarn operations, including its patented AnkyraT chenille yarns - to high-speed looms with electronic Jacquard heads for the company's fabric weaving areas - to technologically sophisticated finishing and post-finishing equipment to support the competitive edge Quaker has when it comes to the texture and feel of its fabrics. All of this equipment was purchased to meet the company's capacity expansion needs, support Quaker's quality objectives and ensure that Quaker's cost structure remains consistent with the company's product pricing and profitability objectives.

      The development of design and performance specifications for new equipment purchases is serious business at Quaker, with the combined talents of the company's research and technology, manufacturing and supply chain management staff brought to bear on each purchase decision made. Each new equipment type is carefully screened against the criteria established for it before a decision is made to add it to the company's manufacturing base. And with each new equipment purchase, Quaker's ability to integrate new technology and processes into its operations - seamlessly - has grown along with it. And that's important. Because the ability to change in response to changes in market conditions, customer needs, technology - or anything else - is a core value and a major competitive strength at Quaker. "Mass customization" is the name of the game being played at the consumer level today - and any company that isn't ready to play runs the risk of being sidelined. Quaker is ready to play.

THE COMPANY

(CONTINUED)

INVESTMENTS IN SUPPLY CHAIN MANAGEMENT

FAST, FASTER, FASTEST. No one wants to wait for anything anymore - not our customers, and not theirs. Consumers today - whether they're shopping online or in their neighborhood furniture store - demand what they want, when they want it. They want to buy it at a price that reflects fair value - and they want it to perform, as advertised. At Quaker, we believe the long-term winners in our industry will be those which do the best job of consistently meeting - and moving beyond those expectations. We are determined to be among them. And we believe that the company's focus on supply chain management will allow Quaker to continue to deliver on the commitment it has made to offer great products and great service to every furniture manufacturer and fabric distributor we deal with.

      In 1998, we began allocating significant corporate resources to supply chain management issues, starting with the hiring of an experienced supply chain management professional to serve as a catalyst for the kinds of changes we felt we needed to make in our warehousing and shipping, purchasing, customer service, forecasting and scheduling practices.

      Our initial efforts were focused on reducing our logistics expenses and trying to better understand our own suppliers' information needs so that we could do a better job of "helping them, help us." We then began redesigning our internal processes and improving our systems in general to achieve operational excellence. To support that goal, we made some significant investments in our IT systems and IT staff - including about $5.0 million for the Enterprise Resources Planning system we installed in 1998 - and another $1.5 million plus for the new finite scheduling system we recently brought on line. These investments, taken together, were intended to serve as the backbone of our efforts to establish closer ties to our customers.

      So far, Quaker's focus on supply chain management has had a positive effect on the company's performance in a number of areas, including a dramatic reduction in our delivery lead times from twelve weeks in late 1998 to four to six weeks today. These improvements have made our customers much happier - leading to increased revenues. More effective asset utilization practices have allowed us to reduce both inventory levels and waste. And, of course, the more effective our use of these techniques, the greater the benefits we have derived
- including decreased "time to market" for our new products, greater returns on our asset base, and reduced inventory carrying costs.

INVESTMENTS IN NEW TECHNOLOGY

Whether you are a member of our production area team, running one of our newer pieces of manufacturing equipment with sophisticated electronic controls - or a Quaker designer, using CAD software to help you develop what you hope will be next year's best selling fabric pattern - it is impossible to miss the effect technology has had on the company's day to day operations. New technology is everywhere at Quaker, and it affects everything we do. From how the company's workforce communicates with each other - E-mail, voice mail. To the system we use to schedule our manufacturing operations - a heuristic finite scheduling system which grows "smarter" with every use. To how we make our fabrics feel so soft and what we do to ensure that our chenille yarns perform better than any other yarns on the market. To our state-

                                                 -------------------------------

                                                             top
                                                           PATTERN
                                                            Garbo
                                                            COLOR
                                                            Jasper
                                                           ---------
                                                            bottom
                                                           PATTERN
                                                            Garbo
                                                            COLOR
                                                           Goldleaf

                                                 -------------------------------

THE COMPANY

(CONTINUED)

of-the-art ERP system, which provides all of our staff members with real-time operating data - and keeps them focused on the same objective - the delivery of great products and great service to all of our customers, all of the time.

INVESTMENTS IN PEOPLE

Hire the best. Invest in the best. Keep the best. These three principles reflect Quaker's belief that the 2,500 individuals working at the company are Quaker's most valuable corporate asset - and most important competitive advantage.

      All candidates for employment at Quaker are evaluated not only on the basis of their expertise and work experience but also on their ability to understand that something very special is happening at Quaker. Something that brings out the best in those people who are genuinely interested in making a difference at a company that not only permits but encourages that.

      Training at Quaker begins on day one for every new company employee. The company's recently revamped new hire orientation program covers everything from what we make and how we do that - to fringe benefits, company policies and safety procedures - to making sure that all new staff members are made to feel welcome and comfortable in their new environment. Thereafter, job specific training begins in earnest for new members of our production area staff, new company managers are enrolled in the next scheduled series of management training classes, and additional technical and professional training opportunities are made available to all company employees.

      Quaker places a premium on skillbuilding, and hardly a day goes by without a full schedule of classes taking place in the company's Learning Center, where books, videos and other training materials are also made available to all company employees.

QUAKER'S STRATEGY

Quaker believes that enhanced shareholder value is the direct result of more effective asset utilization, greater customer satisfaction, cost containment and profitable revenue growth. And we remain determined to be the industry's investment opportunity of choice. To achieve that objective, Quaker intends to continue executing its existing strategy to take domestic market share, expand international sales, penetrate related fabric markets, grow the company's specialty yarn sales business and pursue strategic acquisition opportunities.

      Quaker also believes that great people make the difference - at every company, in every industry, every time. And that is why it makes sense to us to close this section of the company's FY 2000 annual report with a heartfelt "thank you" to all 2,500 members of the Quaker team - for their dedication, expertise and just plain hard work - and for their commitment to embracing those core values that make Quaker the special place it is.

                                                      --------------------------

                                                           ----------------
                                                               PATTERN
                                                                Brahms

                                                                COLOR
                                                               Scarlett

                                                      --------------------------

SELECTED FINANCIAL DATA

(in thousands, except per share and per yard amounts)

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

                                                                                     Fiscal Year Ended
                                                   ---------------------------------------------------------------------
                                                   December 30,     January 1,      January 2,    January 3,  January 4,
                                                      2000             2000           1999          1998        1997(1)
                                                   ---------------------------------------------------------------------
INCOME STATEMENT DATA:
Net sales ........................................  $ 302,985       $251,364         $253,297       $219,174    $198,856
Cost of products sold ............................    234,859        202,503          201,631        167,401     152,787
                                                   ---------------------------------------------------------------------
Gross margin .....................................     68,126         48,861           51,666         51,773      46,069
Selling, general and administrative
  expenses .......................................     46,450         40,591           37,677         32,311      29,121
                                                   ---------------------------------------------------------------------
Operating income .................................     21,676          8,270           13,989         19,462      16,948
Other expenses:
  Interest expense, net ..........................      4,850          5,127            5,405          3,700       4,092
  Other, net .....................................        (13)           (46)             (28)            65          77
                                                   ---------------------------------------------------------------------
Income before provision for income taxes .........     16,839          3,189            8,612         15,697      12,779
Provision for income taxes .......................      5,894          1,116            2,842          4,584       4,217
                                                   ---------------------------------------------------------------------
Net income .......................................  $  10,945       $  2,073         $  5,770       $ 11,113    $  8,562
                                                   ---------------------------------------------------------------------
Earnings per common share(2) - basic .............  $    0.70       $   0.13         $   0.42       $   0.90    $   0.71
                                                   ---------------------------------------------------------------------
Earnings per common share(2) - diluted ...........  $    0.68       $   0.13         $   0.40       $   0.85    $   0.69
                                                   ---------------------------------------------------------------------
Weighted average shares outstanding(2) -basic ....     15,705         15,664           13,861         12,412      12,032
                                                   ---------------------------------------------------------------------
Weighted average shares outstanding(2) -diluted ..     16,203         16,081           14,477         13,022      12,498
                                                   ---------------------------------------------------------------------
SELECTED Operating Data:
EBITDA(3) ........................................  $  35,680       $ 21,518         $ 24,633       $ 28,479    $ 24,569
Depreciation and amortization ....................     13,991         13,202           10,616          8,511       7,437
Net capital expenditures(4) ......................     17,143         19,030           41,487         25,484      11,979
Unit volume (in yards) ...........................     53,380         48,036           50,397         44,976      43,552
Average gross sales price per yard ...............  $    5.30       $   4.84         $   4.54       $   4.23    $   4.05

BALANCE SHEET DATA:
Working capital ..................................  $  66,538       $ 63,034         $ 72,694       $ 42,634    $ 32,620
Total assets .....................................    246,036        237,482          234,766        178,088     148,832
Long-term debt, net of current portion,
  and capital leases .............................     53,397         61,672           69,011         52,772      42,235
Stockholders' equity .............................    138,333        127,278          124,993         82,313      66,572

(1) The fiscal year ended January 4, 1997 was a 53-week period.

(2) Earnings per share is computed using the weighted average number of common shares and common share equivalents outstanding during the year. Earnings per share and weighted average shares outstanding reflect a three-for-two stock split paid on June 19, 1998.

(3) Represents income from continuing operations plus interest, taxes, depreciation, and amortization. Although the Company has measured EBITDA consistently among the periods presented, EBITDA as a measure of liquidity is not governed by GAAP and, as such, may not be comparable to other similarly titled measures of other companies. The Company believes that EBITDA, while providing useful information, should not be considered in isolation or as an alternative to either (i) operating income determined in accordance with GAAP as an indicator of operating performance or (ii) cash flows from operating activities determined in accordance with GAAP as a measure of liquidity.

(4) Net capital expenditures reflects assets acquired by purchase and capital lease.

CONSOLIDATED BALANCE SHEETS

(Dollars in thousands)

QUAKER FABRIC CORPORATION AND SUBSIDIARIES

                                                                      December 30,   January 1,
                                                                         2000          2000
                                                                      -------------------------
ASSETS
Current assets:
      Cash .........................................................  $    440       $    332
      Accounts receivable, less reserves of $1,873 and $1,755 at
            December 30, 2000 and January 1, 2000, respectively ....    42,735         41,191
      Inventories ..................................................    43,831         40,890
      Prepaid and refundable income taxes ..........................     2,977          1,563
      Production supplies ..........................................     1,875          2,491
      Prepaid expenses and other current assets ....................     4,407          4,949
                                                                      -------------------------
                  Total current assets .............................    96,265         91,416
Property, plant and equipment, net (Note 3) ........................   141,929        138,509
Other assets:
      Goodwill, net ................................................     5,625          5,818
      Deferred financing costs, net ................................       238            293
      Other assets .................................................     1,979          1,446
                                                                      -------------------------
                  Total assets .....................................  $246,036       $237,482
                                                                      =========================
LIABILITIES AND STOCKHOLDERS' EQUITY
Current liabilities:
      Current portion of long-term debt ............................  $     --       $     36
      Current portion of capital lease obligations .................     1,975          1,026
      Accounts payable .............................................    18,761         19,983
      Accrued expenses (Note 4) ....................................     8,991          7,337
                                                                      -------------------------
                  Total current liabilities ........................    29,727         28,382
Long-term debt, less current portion ...............................    52,700         59,000
Capital lease obligations, less current portion ....................       697          2,672
Deferred income taxes ..............................................    22,400         17,504
Other long-term liabilities ........................................     2,179          2,646
Commitments and contingencies (Note 7)
Redeemable preferred stock:
      Series A convertible, $0.01 par value per share, liquidation preference $1,000 per share, 50,000 shares authorized,
      none issued ..................................................        --             --
Stockholders' equity:
      Commonstock, $0.01 par value per share, 40,000,000 shares
            authorized; 15,716,629 and 15,681,649 shares issued
            and outstanding at December 30, 2000 and January 1,
            2000, respectively .....................................       157            157
      Additional paid-in capital ...................................    83,696         83,554
      Retained earnings ............................................    55,860         44,915
      Other accumulated comprehensive loss .........................    (1,380)        (1,348)
                                                                      -------------------------
                  Total stockholders' equity .......................   138,333        127,278
                                                                      -------------------------
                  Total liabilities and stockholders' equity .......  $246,036       $237,482
                                                                      =========================

The accompanying notes are an integral part of these consolidated financial statements.

CONSOLIDATED STATEMENTS OF INCOME

(Amounts in thousands, except per share amounts)

QUAKER FABRIC CORPORATION AND SUBSIDIARIES

                                                                         Fiscal Year Ended
                                                        ------------------------------------------------
                                                        December 30,         January 1,        January 2,
                                                           2000                2000              1999
                                                        ------------------------------------------------
Net sales ............................................   $302,985           $251,364           $253,297
Cost of products sold ................................    234,859            202,503            201,631
                                                        ------------------------------------------------
Gross margin .........................................     68,126             48,861             51,666
Selling, general and administrative expenses .........     46,450             40,591             37,677
                                                        ------------------------------------------------
Operating income .....................................     21,676              8,270             13,989

Other expenses:
  Interest expense ...................................      4,850              5,127              5,405
  Other, net .........................................        (13)               (46)               (28)
                                                        ------------------------------------------------
Income before provision for income taxes .............     16,839              3,189              8,612
Provision for income taxes ...........................      5,894              1,116              2,842
                                                        ------------------------------------------------
Net income ...........................................   $ 10,945            $ 2,073            $ 5,770
                                                        ------------------------------------------------
Earnings per common share - basic ....................   $   0.70            $  0.13            $  0.42
                                                        ------------------------------------------------
Earnings per common share - diluted ..................   $   0.68            $  0.13            $  0.40
                                                        ------------------------------------------------
Weighted average shares outstanding - basic ..........     15,705             15,664             13,861
                                                        ------------------------------------------------
Weighted average shares outstanding - diluted ........     16,203             16,081             14,477
                                                        ------------------------------------------------

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

(Dollars in thousands)

                                                                         Fiscal Year Ended
                                                        ------------------------------------------------
                                                        December 30,         January 1,        January 2,
                                                           2000                2000              1999
                                                        ------------------------------------------------
Net income ...........................................   $ 10,945            $ 2,073            $ 5,770
Foreign currency translation adjustments .............        (32)                67                 --
                                                        ------------------------------------------------
Comprehensive income .................................   $ 10,913            $ 2,140            $ 5,770
                                                        ================================================

The accompanying notes are an integral part of these consolidated financial statements.

CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY

(Dollars in thousands, except share amounts)

QUAKER FABRIC CORPORATION AND SUBSIDIARIES

                                                                                                  Other
                                                                     Additional                Accumulated     Total
                                                        Common        Paid-in       Retained  Comprehensive Stockholders'
                                                        Stock          Capital      Earnings      Loss         Equity
                                                        ----------------------------------------------------------------
Balance,  January 3, 1998 ............................    $126        $46,530      $37,072        $(1,415)      $ 82,313
      Net income .....................................      --             --        5,770             --          5,770
      Proceeds from sale of 3,000,000 shares
            of common stock, net of expenses .........      30         36,454           --             --         36,484
      Proceeds from stock options exercised,
            including tax benefits ...................      --            353           --             --            353
      Proceeds from employee stock purchase plan .....      --             73           --             --             73
                                                        ----------------------------------------------------------------
Balance,  January 2, 1999 ............................    $156        $83,410      $42,842        $(1,415)      $124,993
      Net income .....................................      --             --        2,073             --          2,073
      Proceeds from employee stock purchase plan .....       1            144           --             --            145
      Foreign translation adjustment .................      --             --           --             67             67
                                                        ----------------------------------------------------------------
Balance,  January 1, 2000 ............................    $157        $83,554      $44,915        $(1,348)      $127,278
      Net income .....................................      --             --       10,945             --         10,945
      Proceeds from stock options exercised,
            including tax benefits ...................      --              4           --             --              4
      Proceeds from employee stock purchase plan .....      --            138           --             --            138
      Foreign translation adjustment .................      --             --           --            (32)           (32)
                                                        ----------------------------------------------------------------
Balance, December 30, 2000 ...........................    $157        $83,696      $55,860        $(1,380)       138,333
                                                        ================================================================

The accompanying notes are an integral part of these consolidated financial statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(Dollars in thousands)

QUAKER FABRIC CORPORATION AND SUBSIDIARIES

                                                                         Fiscal Year Ended
                                                        ------------------------------------------------
                                                        December 30,         January 1,        January 2,
                                                           2000                2000              1999
                                                        ------------------------------------------------
Cash flows from operating activities:
      Net income .......................................  $10,945            $ 2,073            $ 5,770
      Adjustments to reconcile net income to
            net cash provided by (used in) operating
            activities-
            Depreciation and amortization ..............   13,991             13,210             10,616
            Deferred income taxes ......................    4,896              1,630              2,103
      Changes in operating assets and liabilities-
            Accounts receivable ........................   (1,544)              (530)            (7,665)
            Inventories ................................   (2,941)             5,704            (14,418)
            Prepaid expenses and other assets ..........     (789)            (2,053)            (3,476)
            Accounts payable and accrued expenses ......      432              6,786             (4,789)
            Other long-term liabilities ................     (467)               853                 46
                                                        ------------------------------------------------
                  Net cash provided by (used in)
                  operating activities .................   24,523             27,673            (11,813)
                                                        ------------------------------------------------
Cash flows from investing activities:
      Purchases of property, plant and equipment .......  (17,143)           (18,630)           (41,487)
                                                        ------------------------------------------------
                  Net cash used for investing activities  (17,143)           (18,630)           (41,487)
                                                        ------------------------------------------------
Cash flows from financing activities:
      Change in revolving credit facility ..............   (6,300)            (6,500)            18,800
      Repayment of long-term debt ......................      (36)              (700)              (995)
      Repayments of capital lease obligations ..........   (1,026)            (2,038)            (1,167)
      Capitalization of financing costs ................      (20)              (109)               (50)
      Proceeds from issuance of common stock, net of
            offering expenses ..........................       --                 --             36,484
      Proceeds from exercise of common stock options
            and issuance of shares under the employee
            stock purchase plan ........................      142                145                426
                                                        ------------------------------------------------
              Net cash provided by (used in) financing
              activities ...............................   (7,240)            (9,202)            53,498
Effect of exchange rates on cash .......................      (32)                59                 --
Net increase (decrease) in cash ........................      108               (100)               198
Cash, beginning of period ..............................      332                432                234
                                                        ------------------------------------------------
Cash, end of period ....................................  $   440            $   332            $   432
                                                        ------------------------------------------------
Supplemental disclosure of cash flow information:
      Cash paid for-
                  Interest .............................  $ 4,837            $ 5,093            $ 5,290
                  Income taxes .........................  $ 3,164            $   291            $ 2,055
Supplemental disclosure of non-cash investing and
   financing activities:
      Capital lease obligations incurred for new
      equipment ........................................  $    --            $   400            $    --

The accompanying notes are an integral part of these consolidated financial statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands except per share amounts)

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

(b) Fiscal Year The Company's fiscal year ends on the Saturday nearest to January 1 of each year. The fiscal years ended December 30, 2000, January 1, 2000, and January 2, 1999 contain 52 weeks.

(c) Inventories Inventories are stated at the lower of cost or market and include materials, labor and overhead. Cost is determined by the last-in, first-out (LIFO) method. Inventories consist of the following at December 30, 2000 and January 1, 2000:

                                             December 30,      January 1,
                                                2000             2000
                                             ----------------------------
Raw materials ..............................   $21,689          $19,380
Work-in-process ............................     8,641            9,761
Finished goods .............................    13,379           11,809
                                             ----------------------------
  Inventory at FIFO ........................    43,709           40,950
LIFO reserve ...............................       122              (60)
                                             ----------------------------
  Inventory at LIFO ........................   $43,831          $40,890
                                             ============================

(d) Property, Plant and Equipment Property, plant and equipment are stated at cost. The Company provides for depreciation and amortization on property and equipment on a straight-line basis over their estimated useful lives as follows:

      Buildings and improvements ................ 32-39 years
      Machinery and equipment ...................  2-20 years
      Furniture and fixtures ....................  5-10 years
      Motor vehicles ............................   4-5 years
      Leasehold improvements ....................  1-15 years

Maintenance and repairs are charged to operations as incurred. When equipment and improvements are sold or otherwise disposed of, the asset's cost and accumulated depreciation are removed from the accounts, and the resulting gain or loss, if any, is included in the results of operations. Fully depreciated assets are removed from the accounts when they are no longer in use.

(e) Goodwill Goodwill represents the excess of the purchase price over the fair value of identifiable net assets acquired. Goodwill is amortized on a straight-line basis over 40 years. Accumulated amortization is $2,085 and $1,893 at December 30, 2000 and January 1, 2000, respectively. Amortization expense was approximately $193 for both years. The Company's policy is to evaluate annually whether the useful life of goodwill should be revised or whether the remaining balance has been impaired. When evaluating impairment, the Company uses an estimate of future operating income over the remaining useful life to measure whether the goodwill is recoverable.

(f) Income Taxes Deferred tax assets and liabilities are determined based on the difference between the financial statement and tax basis of assets and liabilities using enacted tax rates in effect for the year in which the differences are expected to reverse.

(g) Deferred Financing Costs Financing costs related to certain loans and capital leases have been capitalized and are being amortized over the life of the related loan or capital lease. Accumulated amortization was $601 and $526 as of December 30, 2000 and January 1, 2000, respectively.

(h) Earnings Per Common Share Basic earnings per common share is computed by dividing net income by the weighted average number of common shares outstanding during the period. For diluted earnings per share, the denominator also includes dilutive outstanding stock options determined using the treasury stock method. The following table reconciles weighted average common shares outstanding to weighted average common shares outstanding and dilutive potential common shares.

                                                       ------------------------------------------
                                                       December 30,     January 1,     January 2,
                                                         2000            2000           1999
                                                       ------------------------------------------
Weighted average common shares outstanding ..........    15,705         15,664          13,861
Dilutive potential common shares ....................       498            417             616
                                                       ------------------------------------------
Weighted average common shares outstanding
  and dilutive potential common shares ..............    16,203         16,081          14,477
                                                       ------------------------------------------
Antidilutive options ................................     1,279          1,052             239
                                                       ==========================================

(i) Foreign Currency Translation The assets and liabilities of the Company's Mexican operations are translated at period-end exchange rates, and statement of income accounts are translated at weighted average exchange rates. In Fiscal 2000 and 1999, the resulting translation adjustments are included in the consolidated balance sheet as a separate component of equity, "Other Accumulated Comprehensive Loss," and foreign currency transactions gains and losses are included in the consolidated statements of income. In 1998, Mexico was designated a "highly inflationary country" and accordingly, the Company recorded translation gains and losses in the income statement rather than as a separate component of stockholders' equity.

(j) Impairment of Long-Lived Assets The company accounts for long-lived assets in accordance with Statement of Financial Accounting Standards (SFAS) No. 121, "Accounting for the Impairment of Long-Lived Assets." The Company periodically assesses its long-lived assets for impairment whenever events or changes in business circumstances indicate the carrying value may not be recoverable. Based on its review, the Company does not believe that any material impairment of its long-lived assets has occurred.

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

(l) Fair Value of Financial Instruments The Company's financial instruments consist mainly of cash and cash equivalents, accounts receivable, current maturities of long term debt, accounts payable, and long term debt. The carrying amount of these financial instruments as of December 30, 2000 approximates fair value due to the short term nature and terms of these instruments, and also the rates available to the Company for debt with similar terms and remaining maturities.

(m) Comprehensive Income SFAS No. 130, "Reporting Comprehensive Income," requires companies to report all changes in equity during a period, except those resulting from investment by owners and distributions to owners, in a financial statement for the period in which they are recognized. Accordingly, the accompanying consolidated financial statements include a Statement of Comprehensive Income, which encompasses net income and foreign currency translation adjustments.

(n) Reclassifications Certain reclassifications have been made to the prior years' financial statements to conform to the presentation of the Fiscal 2000 Financial Statements.

(o) Recently Issued Accounting Standards In Fiscal 2000, the Company adopted Emerging Issues Task Force (EITF) Issue 00-10, "Accounting for Shipping and Handling Fees and Costs" (EITF 00-10). At adoption, EITF 00-10 required the Company to classify amounts billed to a customer in a sales transaction related to shipping and handling as revenues and classify similar costs in a sales transaction as cost of goods sold. The net effect of the adoption of EITF 00-10 resulted in the Company reclassifying net shipping costs from "selling, general and administrative" expenses to "net sales" and "cost of products sold" within the consolidated statement of income.

In December 1999, the Securities Exchange Commission (SEC) staff released Staff Accounting Bulletin No. 101, "Revenue Recognition in Financial Statements" (SAB
101). SAB 101 provides interpretive guidance on the recognition, presentation and disclosure of revenue in the financial statements. The adoption of SAB 101 did not have a material affect on the Company's consolidated financial results.

In accordance with SFAS No. 137 "Accounting for Derivative Instruments and Hedging Activities - Deferral of the Effective Date of FASB Statement No. 133", the Company will adopt SFAS No. 133 "Accounting for Certain Derivative Instruments and Hedging Activities", and SFAS No. 138 "Accounting for Certain Derivative Instruments and Hedging Activities, an Amendment of FASB Statement No. 133" (collectively SFAS 133 as amended), effective December 31, 2000. SFAS 133 as amended requires that derivatives be recorded on the balance sheet as an asset or liability at fair value. The statement provides that the gain or loss on a derivative instrument designated and qualifying as a fair value hedging instrument, as well as the offsetting loss or gain on the hedged item attributable to the hedged risk, be recognized currently in earnings in the same accounting period. SFAS 133 as amended provides that the effective portion of the gain or loss on a derivative instrument designated and qualifying as a cash flow hedging instrument be reported as a component of "other comprehensive income" and be reclassified into earnings in the same period or periods during which the hedged forecasted transaction affects earnings. The ineffective portion of a derivative's change in fair value is recognized currently through earnings regardless of whether the instrument is designated as a hedge.

As of December 30, 2000, the adoption of SFAS 133 as amended would have no impact on the Company's financial position or results of operations.

(p) Revenue Recognition Revenue is recognized upon the shipment of product.

3. PROPERTY, PLANT AND EQUIPMENT

Property, plant and equipment consisted of the following:

                                                        December 30,      January 1,
                                                            2000             2000
                                                        ----------------------------
      Land .............................................  $   4,180      $  3,320
      Buildings and improvements .......................     22,305        21,231
      Leasehold improvements ...........................      4,730         3,775
      Machinery and equipment ..........................    179,714       167,698
      Furniture and fixtures ...........................      1,849         1,782
      Motor vehicles ...................................        273           356
      Construction in progress .........................      2,150           789
                                                        ----------------------------
                                                            215,201       198,951
      Less - Accumulated depreciation and amortization .     73,272        60,442
                                                        ----------------------------
                                                          $ 141,929       $138,509
                                                        ============================

Included in machinery and equipment is equipment under capital lease of $8,183 as of both December 30, 2000 and January 1, 2000. The Company is depreciating this leased equipment over economic useful lives of 15 to 20 years, which is greater than the lease terms, because the Company intends to exercise its option to purchase the equipment at the end of the initial lease terms at fair market value.

4. ACCRUED EXPENSES

Accrued expenses consists of the following:

                                                        December 30,      January 1,
                                                            2000             2000
                                                        ----------------------------
      Payroll and fringe benefits ....................    $   3,212       $  1,822
      Workers' compensation ..........................        1,600          1,280
      Vacation .......................................        1,503          1,368
      Medical insurance ..............................          865            740
      Interest .......................................          907            894
      Other ..........................................          904          1,233
                                                        ----------------------------
                                                          $   8,991       $  7,337
                                                        ============================

5. DEBT

Debt consisted of the following:

                                                        December 30,      January 1,
                                                            2000             2000
                                                        ----------------------------
      7.18% Senior Notes due October 10, 2007 ...........   $30,000       $30,000
      7.09% Senior Notes due October 10, 2005 ...........    15,000        15,000
      Unsecured credit facility payable to a bank .......     7,700        14,000
      Note payable in monthly principal installments
            of $6 plus interest at 9.50% at January 1,
            2000, secured by certain equipment ..........        --            36
                                                        ----------------------------
                                                             52,700        59,036
      Less -- Current portion ...........................        --            36
                                                        ----------------------------
                                                            $52,700       $59,000
                                                        ============================

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

                                                         7.18% Note        7.09% Note

      October 10, 2003 ...............................       $   --       $ 5,000
      October 10, 2004 ...............................           --         5,000
      October 10, 2005 ...............................           --         5,000
      October 10, 2006 ...............................       15,000            --
      October 10, 2007 ...............................       15,000            --
                                                        ----------------------------
                                                            $30,000       $15,000
                                                        ============================

Under the terms of the unsecured credit facility (the "Credit Agreement"), the Company may borrow up to $70,000 through December 31, 2002. Advances made under the Credit Agreement bear interest at either the prime rate or the Eurodollar (Libor) rate plus an "Applicable Margin." The Applicable Margin on advances is adjusted quarterly based on the Company's Leverage Ratio as defined in the Credit Agreement. The Applicable Margin for Eurodollar (Libor) advances may range from 0.75% to 1.625%. The Company is also required to pay certain fees including a commitment fee which will vary based on the Company's Leverage Ratio. As of December 30, 2000, the commitment fee is 0.375% of the unused portion of the Credit Agreement which was $62,200, net of an outstanding letter of credit of approximately $100. As of December 30, 2000, the Company had $7,700 outstanding under the Credit Agreement at an effective interest rate of 8.09%. As of January 1, 2000, the Company had $14,000 outstanding under the Credit Agreement at an effective interest rate of 8.08%.

The Company is required to comply with a number of affirmative and negative covenants under the Credit Agreement and the Senior Notes. Among other things, the Credit Agreement and the Senior Notes require the Company to satisfy certain financial tests and ratios (including interest coverage ratios, leverage ratios, and net worth requirements). The Credit Agreement and the Senior Notes also impose limitations on the Company's ability to incur additional indebtedness, create certain liens, incur capital lease obligations, declare and pay dividends, make certain investments, and purchase, merge or consolidate with or into any other corporation. As of December 30, 2000, the Company is in compliance with all debt covenants.

As of December 30, 2000, total debt principal payments for each of the next five fiscal years and thereafter are as follows:

      2001 ...............................................  $    --
      2002 ...............................................    7,700
      2003 ...............................................    5,000
      2004 ...............................................    5,000
      2005 ...............................................    5,000
      Thereafter .........................................   30,000
                                                            -------
                                                            $52,700
                                                            =======

6. INCOME TAXES

Income before provision for income taxes consists of:

                                                                    Fiscal Year Ended
                                                       ------------------------------------------
                                                       December 30,     January 1,     January 2,
                                                          2000            2000           1999
                                                       ------------------------------------------
      Domestic ......................................  $  16,437       $   3,039      $   8,818
      Foreign .......................................        402             150           (206)
                                                       ------------------------------------------
                                                       $  16,839       $   3,189      $   8,612
                                                       ==========================================

The following is a summary of the provision (benefit) for income taxes:

                                                                    Fiscal Year Ended
                                                       ------------------------------------------
                                                       December 30,     January 1,     January 2,
                                                          2000            2000           1999
                                                       ------------------------------------------
      Federal
            Current .................................. $   1,572        $   (955)       $   597
            Deferred .................................     3,618           1,690          1,814
                                                       ------------------------------------------
                                                       $   5,190        $    735        $ 2,411
                                                       ------------------------------------------
      State
            Current .................................. $     219        $    220        $   360
            Deferred .................................       345              52             71
                                                       ------------------------------------------
                                                       $     564        $    272        $   431
                                                       ------------------------------------------
      Foreign
            Current .................................. $      34        $     97        $    72
            Deferred .................................       106              12            (72)
                                                       ------------------------------------------
                                                       $     140        $    109        $    --
                                                       ------------------------------------------
                                                       $   5,894        $  1,116        $ 2,842
                                                       ==========================================

A reconciliation between the provision for income taxes computed at U.S. federal statutory rates and the amount reflected in the accompanying consolidated statements of income is as follows:

                                                                    Fiscal Year Ended
                                                       ------------------------------------------
                                                       December 30,     January 1,     January 2,
                                                         2000            2000           1999
                                                       ------------------------------------------

Provision for income taxes at statutory rate ......... $   5,894       $   1,084      $   2,928
      Increase in taxes resulting from:
            Amortization of goodwill .................        67              67             67
            State and foreign income taxes, net of
              federal benefit ........................       646             390            456
            Valuation allowance ......................       391             473            959
      Decrease in taxes resulting from:
            State investment tax credits, net of
              federal provision ......................      (580)           (612)        (1,124)
            Foreign sales corporation benefit ........      (262)           (275)          (476)
            Other ....................................      (262)            (11)            32
                                                       ------------------------------------------
                                                       $   5,894        $  1,116       $  2,842
                                                       ==========================================

The Company has available for use $2,687 of federal tax credit carryforwards, of which approximately $516 expire from 2003 to 2020. The remaining Federal tax credit carryforwards have no expiration dates. The timing and use of the tax credit carryforwards are limited under applicable federal income tax legislation. In addition, the Company has approximately $5,133 of state investment tax credit carryforwards. These state tax credits have no expiration date, however, the timing and use of these credits is limited under applicable state income tax legislation. The Company has provided a valuation allowance for a portion of certain state tax credits that may not be realized.

The significant items comprising the domestic deferred tax asset/liability are as follows:

                                                        December 30, 2000           January 1, 2000
                                                      -------------------------------------------------
                                                      Current     Long-term       Current     Long-term
                                                      -------------------------------------------------
    Assets:
          Net operating loss carryforwards .........  $    --     $     --        $   270     $   3,170
          Tax credit carryforwards .................      192        5,831            324         3,819
          Receivable reserves ......................      512           --            255             -
          Other ....................................    1,397        1,380            222         2,243
                                                      -------------------------------------------------
                Total assets .......................  $ 2,101     $  7,211        $ 1,071     $   9,232
                Valuation allowance ................       --       (2,330)            --        (1,880)
                                                      -------------------------------------------------
          Total assets, net of valuation allowance .  $ 2,101     $  4,881        $ 1,071     $   7,352
                                                      -------------------------------------------------
    Liabilities:
          Property basis differences ...............  $    --     $(27,281)       $    --     $ (24,856)
          Inventory basis differences ..............     (791)          --           (694)           --
                                                      -------------------------------------------------
                Total liabilities ..................  $  (791)    $(27,281)       $  (694)    $ (24,856)
                                                      -------------------------------------------------
                  Net assets (liabilities) .........  $ 1,310     $(22,400)       $   377     $ (17,504)
                                                      =================================================

The significant items comprising the foreign deferred tax asset/liability are as follows:

                                                        December 30, 2000           January 1, 2000
                                                      -------------------------------------------------
                                                      Current     Long-term       Current     Long-term
                                                      -------------------------------------------------
    Assets:
          Net operating loss carryforwards .........  $   136      $     -        $   216       $    --
    Liabilities:
          Inventory ................................  $  (606)     $     -        $  (580)      $    --
                                                      -------------------------------------------------
                  Net assets (liabilities) .........  $  (470)     $     -        $  (364)      $    --
                                                      =================================================

7. COMMITMENTS AND CONTINGENCIES

(a) Litigation and Environmental Cleanup Matters In the ordinary course of business, the Company is party to various types of litigation. The Company believes it has meritorious defenses to all claims and in its opinion, all litigation currently pending or threatened will not have a material effect on the company's financial position or results of operations or liquidity.

The Company is engaged in certain routine environmental cleanup matters. In the opinion of management, the costs associated with these cleanup matters are not expected to materially affect the Company's financial condition, results of operations or liquidity.

(b) Leases The Company leases certain facilities and equipment under operating lease agreements and capital lease agreements that expire at various dates from the current year to the year 2010. As of December 30, 2000, the aggregate minimum future commitments under leases are as follows:

                                               Capital     Operating   Total
                                                Leases      Leases      Leases
                                               -------------------------------
      2001 ..................................  $ 2,114     $ 2,322    $ 4,436
      2002 ..................................      724       2,017      2,741
      2003 ..................................        -       1,551      1,551
      2004 ..................................        -         340        340
      2005 ..................................        -         226        226
      Thereafter ............................        -         389        389
                                               -------------------------------
                                              $  2,838     $ 6,845    $ 9,683
                                                           ------------------
      Less - Amount representing interest ...      166
                                               -------
                                              $  2,672
      Less - Current portion ................    1,975
                                              --------
                                              $    697
                                              ========

Rent expense for operating leases for the years ended December 30, 2000, January 1, 2000 and January 2, 1999 was $3,094, $3,050, and $1,982, respectively.

(c) Letters of Credit In the normal course of its business activities, the Company is required under certain contracts to provide letters of credit which may be drawn down in the event the Company fails to perform under the contracts. As of December 30, 2000 and January 1, 2000, the Company has issued or agreed to issue letters of credit totaling $100 and $0, respectively.

(d) Employment Contract and Change-in-Control Agreements In 1999, the Company's Board of Directors approved a second amendment to the President and Chief Executive Officer's Employment Agreement (the Employment Agreement). The Employment Agreement provides for Mr. Liebenow to continue to serve as President and Chief Executive Officer of the Company on a full-time basis through March 12, 2002, subject to an automatic three-year extension, unless terminated by the Company upon one year's prior notice. The Employment Agreement provides for a base salary of $600, subject to such annual increases as may be determined by the Board of Directors, as well as certain benefits and reimbursement of expenses. If the Employment Agreement had terminated as of December 30, 2000, Mr. Liebenow would have been entitled to receive $2,484 (in the event of a voluntary termination, termination for cause or for any other reason).

During 1999, the Company entered into change-in-control agreements with the Company's other corporate officers. These agreements provide certain benefits to the Company's other officers in the event their employment with the Company is terminated as a result of a change-in-control as defined. The maximum contingent liability related to the change-in-control agreements is approximately $3.5 million.

8. STOCK OPTIONS

The Company has several stock option plans (the Plans) in effect that provide for the granting of non-qualified stock options to directors, officers, and employees of the Company. Options under the plans are granted at fair market value and vesting is determined by the Board of Directors. During 2000, an additional 750 shares were reserved under the Plans. Stock Option Activity A summary of the Company's stock option activity is as follows:

                                               2000                           1999                       1998
                                       -----------------------------------------------------------------------------------
                                                       Weighted                    Weighted                    Weighted
                                         Number      Avg. Exercise     Number    Avg. Exercise    Number     Avg. Exercise
                                       of Shares        Price         of Shares     Price        of Shares       Price
                                       -----------------------------------------------------------------------------------
Options outstanding,
      beginning of year ...............    1,976         $ 5.64        1,836      $ 5.71           1,549         $ 4.74
Granted ...............................      834         $ 4.53          146      $ 5.08             379         $10.03
Exercised .............................       (1)        $ 5.43           --          --             (38)        $ 4.09
Forfeited .............................      (26)        $ 8.98           (6)     $12.93             (54)        $10.24
Options outstanding, end of year ......    2,783         $ 5.28        1,976      $ 5.64           1,836         $ 5.71
Options exercisable ...................    1,500         $ 4.42        1,250      $ 3.69           1,004         $ 2.33
Options available for grant ...........      258             --          315          --             124             --
Weighted average fair value
      per share of options granted ....       --         $ 2.70           --      $ 3.33              --         $ 5.56

The following table summarizes information for options outstanding and exercisable at December 30, 2000:

     --------------------------------------------------------------------------------------
                                      Weighted       Weighted                     Weighted
                                       Average       Average                       Average
     Range of         Options         Exercise      Remaining         Options     Exercise
      Prices         Outstanding       Price      Life (in years)   Exercisable    Price
     --------------------------------------------------------------------------------------
      $       0.80      556           $ 0.80          2.28             556          $ 0.80
      $       1.37      152             1.37          3.35             152            1.37
      $ 12.75-4.00      614             3.66          8.16             196            2.94
      $  4.25-5.50      613             5.09          8.64             135            5.19
      $ 7.25-10.25      732             9.22          6.76             406            9.42
      $13.00-17.67      116            16.46          7.45              55           15.96
                     ---------------------------------------------------------------------
                      2,783           $ 5.28          6.44           1,500          $ 4.42
                     ---------------------------------------------------------------------

Pro Forma Stock-Based Compensation Expense SFAS No. 123, "Accounting for Stock-Based Compensation," sets forth a fair-value-based method of recognizing stock-based compensation expense. As permitted under SFAS No. 123, the Company has elected to continue to apply APB No. 25 to account for its stock-based compensation plans. Had compensation cost for awards granted in Fiscal 2000, Fiscal 1999 and Fiscal 1998 under the Company's stock-based compensation plans been determined based on the fair value at the grant dates consistent with the method set forth in SFAS No. 123, the effect on the Company's net income and earnings per common share would have been as follows:

                                          2000        1999        1998
                                        -------------------------------
Net income
      As reported ....................  $10,945     $ 2,073     $ 5,770
      Pro forma ......................  $ 9,959     $ 1,139     $ 5,082
Earnings per common share - basic
      As reported ....................  $  0.70     $  0.13     $  0.42
      Pro forma ......................  $  0.64     $  0.07     $  0.37
Earnings per common share - diluted
      As reported ....................  $  0.68     $  0.13     $  0.40
      Pro forma ......................  $  0.61     $  0.07     $  0.35

Pro forma compensation expense for options is reflected over the vesting period; therefore, future pro forma compensation expense may be greater as additional options are granted.

The fair value on the grant date of each option granted was estimated using the Black-Scholes option pricing model with the following weighted average assumptions:

                                          2000        1999        1998
                                        -------------------------------
Volatility .......................       49.87%      61.00%      60.13%
Risk-free interest rate ..........        6.00%       5.38%       4.99%
Expected life of options .........   7.00 years  7.00 years  5.98 years

The Black-Scholes option pricing model was developed for use in estimating the fair value of traded options with no vesting or transferability restrictions. In addition, option pricing models require the input of highly subjective assumptions, including expected stock price volatility. Because the Company's stock options have characteristics significantly different from those of traded options and because changes in the subjective input assumptions used can materially affect the fair value estimate, in management's opinion, the existing models do not necessarily provide a reliable single measure of the fair value of its stock options.

9. SEGMENT REPORTING

The Company operates as a single business segment consisting of sales of two products, upholstery fabric and specialty yarns. Management evaluates the Company's financial performance in the aggregate and allocates the Company's resources without distinguishing between yarn and fabric products.

Gross foreign and export sales from the United States to unaffiliated customers by major geographical area were as follows:

                                                                    Fiscal Year Ended
                                                       ------------------------------------------
                                                       December 30,     January 1,     January 2,
                                                         2000            2000           1999
                                                       ------------------------------------------
North America (excluding USA) ........................   $ 25,300      $ 20,500       $ 21,600
Middle East ..........................................      3,500         5,500          9,000
South America ........................................      1,500         1,200          2,300
Europe ...............................................      5,300         6,600          4,500
All other areas ......................................      5,700         5,400          4,100
                                                       ------------------------------------------
                                                         $ 41,300      $ 39,200       $ 41,500
                                                       ==========================================

Gross sales by product category are as follows:

                                                                    Fiscal Year Ended
                                                       ------------------------------------------
                                                       December 30,     January 1,     January 2,
                                                         2000            2000           1999
                                                       ------------------------------------------
Fabric ...............................................   $282,846      $232,553       $228,704
Yarn .................................................     23,922        22,430         30,116
                                                       ------------------------------------------
                                                         $306,768      $254,983       $258,820
                                                       ==========================================

10. EMPLOYEE BENEFIT PLANS

        (reflects actual dollar and share amounts)

The Company has established a 401(k) plan (the 401(k) Plan) for eligible employees of the Company who may contribute up to 15% of their annual salaries (up to $10,500) to the 401(k) Plan. All contributions made by an employee are fully vested and are not subject to forfeiture. Each year the Company contributes on behalf of each participating employee an amount equal to 100% of the first $200 contributed by each employee and 25% of the next $800 contributed by such employee, for a maximum annual Company contribution of $400 per employee. An employee is fully vested in the contributions made by the Company upon his or her completion of five years of participation in the 401(k) Plan.

Effective October 1, 1997, the Company established an Employee Stock Purchase Plan (the ESPP) under which a maximum of 100,000 shares of common stock may be purchased by eligible employees. All full-time employees of the Company, other than officers of the Company, are eligible to participate in the ESPP.

The ESPP provides for quarterly "purchase periods" within each of the Company's fiscal years. Shares are puchased through payroll deductions (of not less than 1% nor more than 10% of compensation as defined, or up to a maximum of $10,000 in a designated dollar amount per year.) The purchase price for shares is 85% of the fair market value of the common stock at the date of purchase. For Fiscal Years 2000 and 1999, the Company issued 34,281 shares and 35,099 shares, respectively, under the Plan.

       -----------------------------------------------------------------

TO QUAKER FABRIC CORPORATION:

We have audited the accompanying consolidated balance sheets of Quaker Fabric Corporation (a Delaware corporation) and subsidiaries as of December 30, 2000 and January 1, 2000, and the related statements of income, comprehensive income changes in stockholders' equity and cash flows for each of the three years in the period ended December 30, 2000. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Quaker Fabric Corporation and subsidiaries as of December 30, 2000 and January 1, 2000, and the results of its operations and its cash flows for each of the three years in the period ended December 30, 2000, in conformity with accounting principles generally accepted in the United States.


Arthur Andersen LLP

Boston, Massachusetts
February 7, 2001

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

Overall demand levels in the furniture upholstery fabric sector are a function of overall demand for household furniture, which is, in turn, affected by general economic conditions, consumer confidence and disposable income levels, housing starts, sales of new and existing homes, and interest rates. To respond to rapidly growing demand for the Company's products and to support its new market development efforts, Quaker began implementing an aggressive capacity expansion plan involving the expenditure of approximately $67.0 million during 1997 and 1998. Period costs associated with the implementation of this plan put downward pressure on the Company's margins during 1997 and into 1998. Their effect, however, had begun to diminish by the end of the second quarter of 1998 and Quaker's financial performance during the first half of that year was reasonably strong. However, production delays encountered during the Company's implementation of a new management information system during the third quarter of 1998, coupled with a significant decline in the Company's new order rate during the latter part of the year, resulted in a disappointing second half. International economic conditions, which continued to weaken throughout 1998, hurt Quaker's fabric exports, as well as its yarn sales business, which faced heavy competition from imported apparel products from the Far East during the year.

The Company's new order rate continued to demonstrate weakness during the early part of 1999, but strengthened significantly throughout the year, leading to record revenues during the fourth quarter of 1999 and a fourth quarter order rate which was up 44% in comparison to the same period of 1998. In addition, the Company continued to make substantial improvements in its overall service levels in 1999, significantly improving its delivery lead times. Quaker also further strengthened its balance sheet in 1999, reducing its long-term debt by nearly $9 million and thereby achieving a debt to total capitalization ratio of about 33% at year-end.

Although both industry and macro-economic conditions began to weaken in May of 2000 and continued to deteriorate throughout the balance of the year, the momentum that started during 1999 continued throughout the year, culminating in record revenues for 2000 of $303.0 and a dramatic increase in Quaker's bottom line profitability, with net income of $10.9 million. The Company also enjoyed strong cash flows in 2000, allowing it to reduce debt by an additional $7.2 million and resulting in a total debt to capital ratio of approximately 28.6% at year end.

Management believes that relatively weak economic conditions in the U.S. will likely continue for at least the first half of 2001, resulting in a challenging business environment for both Quaker and its customers. Management nevertheless believes that the significant investments the Company has made in product development, manufacturing equipment, new technology and market initiatives have placed the Company in a favorable position to compete successfully during 2001. Uncertainty surrounding the global economic environment, however, is expected to continue to depress the Company's yarn revenues, as well as fabric sales into certain of its export markets, over the near term.

Quarterly Operating Results The following table sets forth certain condensed unaudited consolidated statements of income data for the eight fiscal quarters ended December 30, 2000, as well as certain data expressed as a percentage of the Company's total net sales for the periods indicated:

                                                  Fiscal 2000                                Fiscal 1999
                                    -----------------------------------------------------------------------------------
                                     First     Second     Third    Fourth       First     Second     Third     Fourth
                                    Quarter    Quarter   Quarter   Quarter     Quarter    Quarter    Quarter   Quarter
                                    -----------------------------------------------------------------------------------
                                                           (in thousands, except per share data)
Net sales ......................... $75,237    $80,487   $68,790   $78,471     $56,240    $64,544    $61,513   $69,067
Gross margin ......................  16,307     19,070    14,850    17,899      10,135     12,925     12,230    13,571
Gross margin percentage ...........    21.7%      23.7%     21.6%     22.8%       18.0%      20.0%      19.9%     19.6%
Operating income ..................   4,687      7,234     4,146     5,609         684      2,463      2,500     2,623
Operating income percentage .......     6.2%       9.0%      6.0%      7.1%        1.2%       3.8%       4.1%      3.8%
Income before provision for
  income taxes .................... $ 3,419  $   5,940   $ 2,988   $ 4,492      $ (587)   $ 1,243    $ 1,243   $ 1,290
                                    -----------------------------------------------------------------------------------
Net income ........................ $ 2,222  $   3,861   $ 1,942   $ 2,920      $ (382)   $   809    $   808   $   838
                                    -----------------------------------------------------------------------------------
Earnings per common share-basic ... $  0.14  $    0.25   $  0.12   $  0.19      $(0.02)   $  0.05    $  0.05   $  0.05
                                    -----------------------------------------------------------------------------------
Earnings per common share-diluted . $  0.14  $    0.24   $  0.12   $  0.18      $(0.02)   $  0.05    $  0.05   $  0.05
                                    -----------------------------------------------------------------------------------

(1) The data reflected in this table has been derived from unaudited financial statements that, in the opinion of management, include all adjustments (consisting only of normal recurring adjustments) necessary for the fair presentation of such information when read in conjunction with the Company's Consolidated Financial Statements and the Notes thereto contained elsewhere in this report.

(2) The data in this table has been restated in accordance with EITF 00-10. See
Note 2(o) of the Notes to the consolidated financial statements, included elsewhere in this report.

The Company follows industry practice by closing its operating facilities for a one-to-two week period during July of each year. In 2000 and 1999, this shutdown period, and the resulting effect on sales, occurred in the third fiscal quarter.

Product Mix By increasing the number of higher margin, middle to better-end fabrics in its line and by expanding the number of fabrics it offers at each price point and in each styling category, the Company has increased its sales to manufacturers of higher-end furniture and positioned itself as a full service supplier of Jacquard and plain woven fabrics to all of its customers. The following table sets forth certain information relating to the changes that have occurred in the Company's product mix and the average gross sales price of its fabrics since 1998:

                                                                            Fiscal Year
                                            ---------------------------------------------------------------------
                                                      2000                        1999                    1998
                                            ---------------------------------------------------------------------
                                                         Percent                 Percent                 Percent
                                                           of                      of                       of
                                            Amount        Sales      Amount       Sales      Amount       Sales
                                            ---------------------------------------------------------------------
                                                              (in thousands, except per yard data)
Gross fabric sales (dollars):
  Promotional-end fabrics ...............   $ 47,314        16.7%   $ 44,542      19.2%     $ 54,913       24.0%
  Middle to better-end fabrics ..........    235,532        83.3     188,011      80.8       173,791       76.0
                                            --------------------------------------------------------------------
    Gross fabric sales ..................   $282,846       100.0%   $232,553     100.0%     $228,704      100.0%
                                            --------------------------------------------------------------------
Gross fabric sales (yards):
  Promotional-end fabrics ...............     12,699        23.8%     12,877      26.8%       15,951       31.7%
  Middle to better-end fabrics ..........     40,681        76.2      35,159      73.2        34,446       68.3
                                            --------------------------------------------------------------------
    Gross fabric sales ..................     53,380       100.0%     48,036     100.0%       50,397      100.0%
                                            --------------------------------------------------------------------
Average gross sales price per yard:
  Promotional-end fabrics ...............   $   3.73                $   3.46                $   3.44
  Middle to better-end fabrics ..........       5.79                    5.35                    5.05
    Average per yard - all fabrics ......       5.30                    4.84                    4.54

Geographic Distribution of Fabric Sales To develop markets for upholstery fabric outside the United States, the Company has placed substantial emphasis on building both direct exports from the United States as well as sales from its distribution centers in Mexico and Brazil. The following table sets forth certain information about the changes which have occurred in the geographic distribution of the Company's gross fabric sales since 1998:

                                                             Fiscal Year
                                            -------------------------------------------------------------------------
                                                    2000                           1999                      1998
                                            -------------------------------------------------------------------------
                                                         Percent                  Percent                   Percent
                                                           of                        of                       of
                                            Amount        Sales        Amount      Sales      Amount        Sales
                                            -------------------------------------------------------------------------
                                                              (in thousands, except per yard data)
Gross fabric sales:
  Domestic sales .......................    $241,557        85.4%    $193,376      83.2%     $187,231        81.9%
  Foreign sales(1) .....................      41,289        14.6       39,177      16.8        41,473        18.1
                                            ------------------------------------------------------------------------
        Gross fabric sales .............    $282,846       100.0%    $232,553     100.0%     $228,704       100.0%
                                            ------------------------------------------------------------------------

(1) Foreign sales consists of both direct exports from the United States as well as sales from the Company's distribution centers in Mexico and Brazil.

RESULTS OF OPERATIONS

Fiscal 2000 Compared to Fiscal 1999 Net Sales. Net sales for 2000 increased $51.6 million, or 20.5%, to $303.0 million from $251.4 million in 1999. Gross fabric sales increased due to increases in both domestic and foreign fabric sales. Gross fabric sales within the United States increased 24.9%, to $241.6 million in 2000 from $193.4 million in 1999. Foreign sales increased 5.4%, to $41.3 million in 2000 from $39.2 million in 1999. This increase was due to improved sales in Mexico and Canada as well as increased penetration of other international markets. Gross yarn sales increased 6.7%, to $23.9 million in 2000 from $22.4 million in 1999.

The gross volume of fabric sold increased 11.1%, to 53.4 million yards in 2000 from 48.0 million yards in 1999. The average gross sales price per yard increased 9.5%, to $5.30 in 2000 from $4.84 in 1999. The increase was principally due to a product shift to more middle to better-end fabrics. The Company sold 15.7% more yards of middle to better-end fabrics and 1.4% fewer yards of promotional-end fabrics in 2000 than in 1999. The average gross sales price per yard of middle to better-end fabrics increased by 8.2%, to $5.79 in 2000 from $5.35 in 1999. The average gross sales price per yard of promotional-end fabrics increased by 7.8%, to $3.73 in 2000 from $3.46 in 1999.

Gross Margin. The gross margin percentage for 2000 increased to 22.5% as compared to 19.4% for 1999. The increase in the gross margin percentage was primarily due to lower per unit fixed overhead expenses resulting from higher sales volume, and higher sales volume of middle to better-end fabrics and yarn.

Selling, General and Administrative Expenses. Selling, general and administrative expenses increased to $46.5 million in 2000 from $40.6 million in 1999. Selling, general and administrative expenses as a percentage of net sales were 15.3% in 2000 and 16.1% in 1999. The increase in selling, general and administrative expenses was primarly due to increased expenses (primarily commissions, labor and fringes) resulting from higher sales volume during 2000, while the decrease as a percentage of net sales is attributable to the allocation of fixed costs over a higher sales base.

Interest Expense, Net. Interest expense decreased to $4.9 million in 2000 from $5.1 million in 1999. Interest expense in 2000 reflects lower levels of senior debt compared to 1999, at higher rates of interest.

Effective Tax Rate. The Company's effective tax rate was 35.0% for both 2000 and 1999. The effective income tax rate is lower than the combined federal and state statutory rates due primarily to foreign sales corporation tax benefits at the federal level and investment tax credits at the state level. See Note 6 of Notes to Consolidated Financial Statements included elsewhere in this report.

Fiscal 1999 Compared to Fiscal 1998 Net Sales. Net sales for 1999 decreased $1.9 million, or 0.8%, to $251.4 million from $253.3 million in 1998. Gross fabric sales decreased due to a decline in foreign fabric sales. Gross fabric sales within the United States increased 3.3%, to $193.4 million in 1999 from $187.2 million in 1998. Foreign sales decreased 5.5%, to $39.2 million in 1999 from $41.5 million in 1998. This decrease was due to lower sales in Mexico and other international markets important to the Company. Gross yarn sales decreased 25.5%, to $22.4 million in 1999 from $30.1 million in 1998, due primarily to weakness in the domestic apparel market caused by an increase in imported yarn and apparel products.

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

Gross Margin. The gross margin percentage for 1999 decreased to 19.4% as compared to 20.4% for 1998. The decrease in the gross margin percentage was primarily due to an increase in the Company's fixed overhead expenses and a decrease in the Company's unit sales volume.

Selling, General and Administrative Expenses. Selling, general and administrative expenses increased to $40.6 million in 1999 from $37.7 million in 1998 due to increases in labor and fringes and sampling expenses associated with the Company's efforts to increase sales. Selling, general and administrative expenses as a percentage of net sales were 16.1% in 1999 and 14.9% in 1998.

Interest Expense, Net. Interest expense decreased to $5.1 million in 1999 from $5.4 million in 1998 primarily due to lower senior debt levels.

Effective Tax Rate. The effective tax rate increased to 35.0% in 1999 from 33.0% in 1998. See Note 6 of Notes to Consolidated Financial Statements included elsewhere in this report.

Liquidity and Capital Resources

The Company historically has financed its operations and capital requirements through a combination of internally generated funds, borrowings under the Credit Agreement (as hereinafter defined), and debt and equity offerings. The Company's capital requirements have arisen principally in connection with (i) the purchase of equipment to expand production capacity, enhance the softness of the Company's fabrics, and improve the Company's quality and productivity performance and (ii) an increase in the Company's working capital needs related to its sales growth.

The primary source of the Company's liquidity and capital resources has been operating cash flow. The Company's net cash provided by (used in) operating activities was ($11.8) million, $27.7 million and $24.5 million in 1998, 1999 and 2000 respectively. The Company has supplemented its operating cash flow with borrowings. Net borrowings (repayments) were $16.6 million in 1998, ($9.2) million in 1999 and ($7.4) million in 2000. The Company also raised $36.5 million from the offering of 3,000,000 new common shares in 1998.

Capital expenditures in 1999 and 2000 were $19.0 million and $17.1 million, respectively. Capital expenditures during 2000 were funded by operating cash flow and borrowings. Management anticipates that capital expenditures will total approximately $12.0 million in 2001, consisting of approximately $7 million for new production equipment to expand the Company's finishing capacity and support the Company's marketing, productivity, quality, service and financial performance objectives. Management believes that operating income and borrowings under the Credit Agreement (as hereinafter defined) will provide sufficient funding for the Company's capital expenditures and working capital needs for the foreseeable future.

As discussed in Note 5 of Notes to Consolidated Financial Statements, the Company issued $45.0 million of Senior Notes due October 2005 and 2007 (the Senior Notes) during 1997. Proceeds from the Senior Notes were used to replace the 6.81% Series A Notes and reduce borrowings under the Credit Agreement. The Senior Notes bear interest at a fixed rate of 7.09% on $15.0 million and 7.18% on $30.0 million. Annual principal payments begin on October 10, 2003 with a final payment due October 10, 2007.

The Company also has a $70.0 million Credit Agreement with a bank which expires December 31, 2002 (the Credit Agreement). As of December 30, 2000, the Company had $7.7 million outstanding under the Credit Agreement and unused availability of $62.2 million. See Note 5 of Notes to Consolidated Financial Statements included elsewhere in this report.

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

FOREIGN CURRENCY TRANSLATION

All of the Company's sales are denominated in U.S. dollars except sales through the Company's distribution centers in Mexico City and Brazil. Sales in Mexico and Brazil are denominated in pesos and reals, respectively, and are, therefore, subject to currency fluctuations. At December 30, 2000, accounts receivable in Mexican pesos were $3.2 million, and accounts receivable in Brazilian reals were $0.3 million.

SUMMARY QUARTERLY FINANCIAL DATA

(Unaudited)

The following is a summary of the results of operations for each of the quarters within the years ended December 30, 2000 and January 1, 2000.

In thousands, except per share data
                                             First        Second      Third       Fourth
2000                                        Quarter       Quarter     Quarter     Quarter
-----------------------------------------------------------------------------------------
Net sales ................................ $75,237        $80,487    $68,790     $78,471
Gross margin .............................  16,307         19,070     14,850      17,899
Operating income .........................   4,687          7,234      4,146       5,609
Net income ............................... $ 2,222        $ 3,861    $ 1,942     $ 2,920
Earnings per common share-basic .......... $  0.14        $  0.25    $  0.12     $  0.19
Earnings per common share-diluted ........ $  0.14        $  0.24    $  0.12     $  0.18

                                             First        Second      Third       Fourth
1999                                        Quarter       Quarter     Quarter     Quarter
-----------------------------------------------------------------------------------------
Net sales ................................ $56,240        $64,544    $61,513     $69,067
Gross margin .............................  10,135         12,925     12,230      13,571
Operating income .........................     684          2,463      2,500       2,623
Net income (loss) ........................ $  (382)       $   809    $   808     $   838
Earnings per common share-basic .......... $ (0.02)       $  0.05    $  0.05     $  0.05
Earnings per common share-diluted ........ $ (0.02)       $  0.05    $  0.05     $  0.05

           ----------------------------------------------------------

The following summarizes common stock prices for the years ended December 30, 2000 and January 1, 2000.

                                                  Price per Share
2000                                               High       Low
-------------------------------------------------------------------
First Quarter .................................. $ 5.25      $ 3.84
Second Quarter ................................. $ 5.94      $ 4.63
Third Quarter .................................. $ 6.56      $ 4.69
Fourth Quarter ................................. $ 5.88      $ 3.50

                                                   Price per Share
1999                                               High        Low
-------------------------------------------------------------------
First Quarter .................................. $ 6.69      $ 3.50
Second Quarter ................................. $ 6.00      $ 4.00
Third Quarter .................................. $ 6.25      $ 4.13
Fourth Quarter ................................. $ 5.00      $ 3.00

(1) The Company's common stock is traded over the counter and is quoted on the Nasdaq National Market under the symbol "QFAB."

(2) No dividends have been paid on the Company's common stock.

(3) As of March 21, 2001, there were approximately 105 record holders of common stock.

(4) The Company's Credit Agreement and Senior Notes contain restrictive covenants which limit the Company's ability to declare and pay dividends. Under the most restrictive of these covenants, $27.6 million was available for the payment of dividends as of December 30, 2000.

GENERAL INFORMATION

DIRECTORS
---------------------------------
SANGWOO AHN, Chairman
Partner
Morgan Lewis Githens & Ahn

LARRY A. LIEBENOW
President and CEO
Quaker Fabric Corporation

DR. JERRY I. PORRAS
Lane Professor of Organizational
Behavior and Change
Stanford University Graduate
School of Business

ERIBERTO R. SCOCIMARA
President and Chief Executive Officer
Hungarian-American Enterprise Fund

COMMITTEES
---------------------------------
AUDIT COMMITTEE
Sangwoo Ahn
Jerry I. Porras
Eriberto R. Scocimara

STOCK OPTION COMMITTEE
Sangwoo Ahn
Jerry I. Porras
Eriberto R. Scocimara

COMPENSATION COMMITTEE
Sangwoo Ahn
Larry A. Liebenow
Jerry I. Porras

OFFICERS
---------------------------------
LARRY A. LIEBENOW
President and Chief
Executive Officer

MICHAEL E. COSTA
Controller

ANTHONY DEGOMES
Vice President
New Business Development

JAMES A. DULUDE
Vice President
Manufacturing

CYNTHIA L. GORDAN
Vice President, Secretary
and General Counsel

MARK R. HELLWIG
Vice President
Supply Chain Management

PAUL J. KELLY
Vice President - Finance,
Treasurer and Chief Financial Officer

THOMAS H. MUZEKARI
Vice President
Sales and Marketing

BEATRICE SPIRES
Vice President
Styling and Design

DUNCAN WHITEHEAD
Vice President
Research and Development

CORPORATE DATA
---------------------------------
CORPORATE OFFICE
Quaker Fabric Corporation
941 Grinnell Street
Fall River, Massachusetts 02721
(508) 678-1951
http://www.quakerfabric.com

ANNUAL MEETING
11:00 a.m.,  May 17, 2001
Fleet Financial Corporation
100 Federal Street
Boston, Massachusetts 02105

TRANSFER AGENT AND REGISTRAR
Fleet National Bank
c/o EquiServe Limited Partnership
P.O. Box 8040
Boston, MA 02266-8040
(781) 575-3120
http://www.equiserve.com

NASDAQ: QFAB [LOGO]

INDEPENDENT ACCOUNTANTS
Arthur Andersen LLP
225 Franklin Street
Boston, Massachusetts 02110

LEGAL COUNSEL
Proskauer Rose LLP
1585 Broadway
New York, New York 10036

FORM 10-K
The Company's Form 10-K Report,
as filed with the Securities and
Exchange Commission, is available
to stockholders without charge
upon request to the Corporate Office,
Attn: Corporate Secretary


32